SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2022 to 12/31/2022	8
01/01/2021 to 12/31/2021	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2022 to 12/31/2022	17
01/01/2021 to 12/31/2021	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	66
Comments on the Performance of Business Projections	148
Reports and Statements
Unqualified Independent Auditors’ Review Report	152
Opinion of the Supervisory Board or Equivalent Body	157
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	158
Officers Statement on the Financial Statements	161
Officers Statement on Auditor’s Report	162

(In thousands of reais - R$, unless otherwise stated)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 12/31/2022
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

1

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
1	Total Assets	61,196,813	61,933,890
1.01	Current assets	15,264,617	18,241,837
1.01.01	Cash and cash equivalents	2,839,405	3,885,265
1.01.02	Financial investments	1,207,610	2,426,457
1.01.02.01	Financial investments measured a fair value through profit or loss	1,184,895	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,184,895	2,383,059
1.01.02.03	Financial investments at amortized cost	22,715	43,398
1.01.03	Trade receivables	1,956,531	2,375,512
1.01.04	Inventory	7,413,421	7,508,183
1.01.06	Recoverable taxes	1,137,460	1,255,697
1.01.08	Other current assets	710,190	790,723
1.01.08.03	Others	710,190	790,723
1.01.08.03.02	Prepaid expenses	244,416	185,968
1.01.08.03.03	Dividends receivable	295,480	486,506
1.01.08.03.04	Others	170,294	118,249
1.02	Non-current assets	45,932,196	43,692,053
1.02.01	Long-term assets	9,167,437	9,982,573
1.02.01.03	Financial investments at amortized cost	140,510	132,523
1.02.01.07	Deferred taxes assets	3,256,712	4,843,653
1.02.01.10	Other non-current assets	5,770,215	5,006,397
1.02.01.10.03	Recoverable taxes	879,695	691,286
1.02.01.10.04	Judicial deposits	231,627	222,481
1.02.01.10.05	Prepaid expenses	58,950	109,583
1.02.01.10.06	Receivable from related parties	3,377,049	2,442,198
1.02.01.10.07	Others	1,222,894	1,540,849
1.02.02	Investments	28,918,775	26,140,909
1.02.02.01	Equity interest	28,778,632	25,998,331
1.02.02.02	Investment Property	140,143	142,578
1.02.03	Property, plant and equipment	7,786,485	7,508,842
1.02.03.01	Property, plant and equipment in operation	6,874,631	6,752,158
1.02.03.02	Right of use in leases	11,433	15,996
1.02.03.03	Property, plant and equipment in progress	900,421	740,688
1.02.04	Intangible assets	59,499	59,729

2

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
2	Total Liabilities	61,196,813	61,933,890
2.01	Current liabilities	14,644,052	16,202,230
2.01.01	Payroll and related taxes	150,192	133,595
2.01.02	Trade payables	3,684,793	4,710,811
2.01.03	Tax payables	397,496	761,868
2.01.04	Borrowings and financing	3,419,019	3,864,228
2.01.05	Other payables	6,961,181	6,696,157
2.01.05.02	Others	6,961,181	6,696,157
2.01.05.02.04	Dividends and interests on shareholder´s equity	598,267	1,125,359
2.01.05.02.05	Advances from customers	83,300	148,822
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	5,318,425	4,439,967
2.01.05.02.07	Lease liabilities	8,451	7,602
2.01.05.02.08	Other payables	952,738	974,407
2.01.06	Provisions	31,371	35,571
2.01.06.01	Provision for tax, social security, labor and civil risks	31,371	35,571
2.02	Non-current liabilities	27,063,294	25,416,662
2.02.01	Borrowings and financing	17,994,249	16,568,616
2.02.02	Other payables	148,990	319,859
2.02.02.02	Others	148,990	319,859
2.02.02.02.03	Lease liabilities	4,729	10,339
2.02.02.02.04	Derivative financial instruments	58,005	101,822
2.02.02.02.05	Trade payables	14,352	43,396
2.02.02.02.06	Other payables	71,904	164,302
2.02.04	Provisions	8,920,055	8,528,187
2.02.04.01	Provision for tax, social security, labor and civil risks	390,445	333,285
2.02.04.02	Other provisions	8,529,610	8,194,902
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	158,213	159,254
2.02.04.02.04	Pension and healthcare plan	537,290	584,288
2.02.04.02.05	Provision for losses on investments	7,834,107	7,451,360
2.03	Shareholders’ equity	19,489,467	20,314,998
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	8,988,442	10,092,888
2.03.04.01	Legal reserve	1,158,925	1,081,222
2.03.04.02	Statutory reserve	6,215,517	9,948,596
2.03.04.08	Proposed Additional Dividend	1,614,000	-
2.03.04.09	Treasury shares	-	(936,930)
2.03.08	Other comprehensive income	228,305	(50,610)

3

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
3.01	Revenues from sale of goods and rendering of services	24,214,687	24,843,080
3.02	Costs from sale of goods and rendering of services	(19,999,366)	(16,167,092)
3.03	Gross profit	4,215,321	8,675,988
3.04	Operating (expenses)/income	298,803	5,326,474
3.04.01	Selling expenses	(951,865)	(746,577)
3.04.02	General and administrative expenses	(249,634)	(218,322)
3.04.04	Other operating income	151,483	2,822,559
3.04.05	Other operating expenses	(2,153,001)	(1,160,330)
3.04.06	Equity in results of affiliated companies	3,501,820	4,629,144
3.05	Income before financial income (expenses) and taxes	4,514,124	14,002,462
3.06	Financial income (expenses)	(1,981,735)	59,980
3.06.01	Financial income	(576,642)	1,004,012
3.06.02	Financial expenses	(1,405,093)	(944,032)
3.06.02.01	Net exchange differences over financial instruments	820,679	383,919
3.06.02.02	Financial expenses	(2,225,772)	(1,327,951)
3.07	Income before income taxes	2,532,389	14,062,442
3.08	Income tax and social contribution	(978,329)	(1,803,814)
3.09	Net income from continued operations	1,554,060	12,258,628
3.11	Net income for the year	1,554,060	12,258,628
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	1.17108	8.90654
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	1.17108	8.90654
4

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
4.01	Net income for the year	1,554,060	12,258,628
4.02	Other comprehensive income	236,281	1,105,595
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	5,750	(872)
4.02.02	Reflex treasury shares acquired by subsidiary	12,422	302,251
4.02.03	Treasury shares acquired by reflex subsidiary	-	(509,377)
4.02.04	Cumulative translation adjustments for the year	(534,300)	(8,097)
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	(243,942)	795,923
4.02.12	Cash flow hedge accounting reclassified to income upon realization, net of taxes	1,393,034	525,290
4.02.14	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(396,683)	477
4.03	Comprehensive income for the year	1,790,341	13,364,223
5

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
6.01	Net cash from operating activities	5,920,152	8,850,913
6.01.01	Cash from operations	2,457,320	7,161,886
6.01.01.01	Net income for the period	1,554,060	12,258,628
6.01.01.02	Financial charges in borrowing and financing raised	1,230,142	736,813
6.01.01.03	Financial charges in borrowing and financing granted	(186,199)	(70,761)
6.01.01.04	Depreciation, amortization and depletion	1,076,189	877,975
6.01.01.05	Equity in results of affiliated companies	(3,501,827)	(4,629,144)
6.01.01.06	Deferred taxes assets	988,588	1,021,298
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	52,960	(66,759)
6.01.01.08	Monetary and exchange variations, net	819,973	116,551
6.01.01.09	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.10	Charges on lease liabilities	1,574	2,058
6.01.01.11	Write-off of property, plant and equipment right of use and Intangible assets	(2,110)	-
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(1,041)	(2,912)
6.01.01.14	Investment impairment reversal	(387,989)	-
6.01.01.15	Dividends USIMINAS	(113,665)	(194,136)
6.01.01.16	Updated shares – Fair value through profit or loss	1,293,784	11,293
6.01.01.17	Accrued/(reversal) for consumption and services	10,175	10,591
6.01.01.18	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.19	Receivables by indemnity	(422,254)	-
6.01.01.20	Other provisions	44,960	68,732
6.01.02	Changes in assets and liabilities	3,462,832	1,689,027
6.01.02.01	Trade receivables - third parties	(41,000)	(356,578)
6.01.02.02	Trade receivables - related party	308,729	(667,369)
6.01.02.03	Inventory	(20,502)	(4,446,462)
6.01.02.04	Dividends and receivables - related parties	4,561,580	3,089,909
6.01.02.05	Recoverable taxes	(70,172)	156,253
6.01.02.06	Judicial deposits	(9,146)	(7,449)
6.01.02.07	Compulsory loan receipt	370,000	-
6.01.02.09	Trade payables	(1,056,616)	507,739
6.01.02.10	Trade payables – Forfaiting and Drawee risk	878,458	3,816,106
6.01.02.11	Payroll and related taxes	16,598	4,286
6.01.02.12	Tax payables	(363,825)	452,044
6.01.02.13	Payables to related parties	66,765	67,140
6.01.02.15	Interest paid	(1,128,874)	(819,648)
6.01.02.18	Interest received	3,131	-
6.01.02.19	Others	(52,294)	(106,944)
6.02	Net cash investment activities	(5,493,482)	2,507,485
6.02.01	Investments / AFAC / Acquisitions of Shares	(4,004,534)	(1,207,390)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(1,305,752)	(1,097,202)
6.02.04	Capital reduction in investee	-	78,000
6.02.10	Intercompany loans granted	(200,867)	(165,103)
6.02.11	Intercompany loans received	4,976	(1,154)
6.02.13	Financial Investments, net of redemption	12,695	1,735,722
6.02.14	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.03	Net cash used in financing activities	(1,472,530)	(12,120,258)
6.03.01	Borrowings and financing raised	5,810,021	3,869,441
6.03.02	Transactions cost - Borrowings and financing	(18,500)	(15,053)
6.03.03	Borrowings and financing – related parties	4,112,053	1,830,101
6.03.04	Amortization of borrowings and financing	(5,199,313)	(6,516,832)
6.03.05	Amortization of borrowings and financing - related parties	(3,071,293)	(7,763,537)
6.03.06	Dividends and interest on shareholder’s equity	(2,688,187)	(2,649,505)
6.03.07	Amortization of leases	(8,836)	(9,502)
6.03.08	Share repurchase	(408,475)	(865,371)
6.05	Increase (decrease) in cash and cash equivalents	(1,045,860)	(761,860)
6.05.01	Cash and equivalents at the beginning of the year	3,885,265	4,647,125
6.05.02	Cash and equivalents at the end of the year	2,839,405	3,885,265
6

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 12/31/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888		- 50,610	20,314,998
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888		- 50,610	20,314,998
5.04	Capital transaction with shareholders			- 1,959,295	- 699,211	42,634	- 2,615,872
5.04.04	Treasury shares acquired		- 395,180				- 395,180
5.04.06	Dividends			- 1,564,115			- 1,564,115
5.04.07	Interest on equity				- 700,000		- 700,000
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity				789		789
5.04.09	Reclassifications of treasury shares		- 936,930	936,930
5.04.10	Treasury shares canceled		1,332,110	- 1,332,110
5.04.14	(Loss) / gain on the percentage change in investments					42,634	42,634
5.05	Total comprehensive income				1,554,060	236,281	1,790,341
5.05.01	Net income for the period				1,554,060		1,554,060
5.05.02	Other comprehensive income					236,281	236,281
5.05.02.04	Cumulative translation adjustments for the year					- 534,300	- 534,300
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes					18,172	18,172
5.05.02.13	(Loss) / gain on cash flow hedge accounting, net of taxes					752,409	752,409
5.06	Internal changes in shareholders’ equity			854,849	- 854,849
5.06.01	Constitution of reserves			77,703	- 77,703
5.06.04	Proposed additional dividends			777,146	- 777,146
5.07	Closing balance	10,240,000	32,720	8,988,442		228,305	19,489,467

7

(In thousands of reais - R$, unless otherwise stated)
Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 12/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	4,200,000	-	(5,078,666)	(2,911,424)	827,414	(2,962,676)
5.04.01	Capital increase proposed	4,200,000	-	(4,200,000)	-	-	-
5.04.04	Treasury shares acquired	-	-	(878,666)	-	-	(878,666)
5.04.06	Dividends	-	-	-	(2,654,471)	-	(2,654,471)
5.04.07	Interest on equity	-	-	-	(256,953)	-	(256,953)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.09	(Loss) / gain on the percentage change in investments	-	-	-	-	(2,072)	(2,072)
5.05	Total comprehensive income	-	-	-	12,258,628	1,105,595	13,364,223
5.05.01	Net income for the period	-	-	-	12,258,628	-	12,258,628
5.05.02	Other comprehensive income	-	-	-	-	1,105,595	1,105,595
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(8,097)	(8,097)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	301,379	301,379
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,321,690	1,321,690
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(509,377)	(509,377)
5.06	Internal changes in shareholders’ equity	-	-	9,347,204	(9,347,204)	-	-
5.06.01	Constitution of reserves	-	-	9,347,204	(9,347,204)	-	-
5.07	Closing balance	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998

8

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
7.01	Revenues	29,476,485	33,861,997
7.01.01	Sales of products and rendering of services	29,142,087	30,531,959
7.01.02	Other revenues	324,043	3,323,078
7.01.04	Allowance for (reversal of) doubtful debts	10,355	6,960
7.02	Raw materials acquired from third parties	(24,554,968)	(21,389,595)
7.02.01	Cost of sales and services	(21,975,442)	(19,409,973)
7.02.02	Materials, electric power, outsourcing and other	(2,455,373)	(1,885,514)
7.02.03	Impairment/recovery of assets	(124,153)	(94,108)
7.03	Gross value added	4,921,517	12,472,402
7.04	Retentions	(1,075,564)	(877,301)
7.04.01	Depreciation, amortization and depletion	(1,075,564)	(877,301)
7.05	Value added created	3,845,953	11,595,101
7.06	Value added received	5,340,449	5,975,080
7.06.01	Equity in results of affiliates companies	3,501,820	4,629,144
7.06.02	Financial income	621,522	1,004,013
7.06.03	Others	1,217,107	341,923
7.07	Value added for distribution	9,186,402	17,570,181
7.08	Value added distributed	9,186,402	17,570,181
7.08.01	Personnel	1,284,989	1,259,275
7.08.01.01	Salaries and wages	980,080	936,738
7.08.01.02	Benefits	246,682	260,277
7.08.01.03	Severance payment (FGTS)	58,227	62,260
7.08.02	Taxes, fees and contributions	2,522,840	2,762,561
7.08.02.01	Federal	2,115,113	2,179,008
7.08.02.02	State	358,990	531,352
7.08.02.03	Municipal	48,737	52,201
7.08.03	Remuneration on third-party capital	3,824,513	1,289,717
7.08.03.01	Interest	1,270,946	759,955
7.08.03.02	Rental	4,148	3,764
7.08.03.03	Other and passive exchange variations	2,549,419	525,998
7.08.04	Remuneration on Shareholders' capital	1,554,060	12,258,628
7.08.04.01	Interest on equity	700,000	256,953
7.08.04.02	Dividends	-	2,654,471
7.08.04.03	Retained earnings (accumulated losses)	854,060	9,347,204
9

(In thousands of reais - R$, unless otherwise stated)
Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
1	Total assets	85,354,359	79,379,103
1.01	Current assets	30,612,360	34,972,354
1.01.01	Cash and cash equivalents	11,991,356	16,646,480
1.01.02	Financial investments	1,456,485	2,644,732
1.01.02.01	Financial investments measured a fair value through profit or loss	1,184,895	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,184,895	2,383,059
1.01.02.03	Financial investments at amortized cost	271,590	261,673
1.01.03	Trade receivables	3,233,164	2,597,838
1.01.04	Inventory	11,289,229	10,943,835
1.01.06	Recoverable taxes	1,865,626	1,655,349
1.01.08	Other current assets	776,500	484,120
1.01.08.03	Others	776,500	484,120
1.01.08.03.02	Prepaid expenses	347,870	225,036
1.01.08.03.03	Dividends receivable	77,377	76,878
1.01.08.03.05	Others	351,253	182,206
1.02	Non-current assets	54,741,999	44,406,749
1.02.01	Long-term assets	12,364,418	11,206,737
1.02.01.03	Financial investments at amortized cost	156,185	147,671
1.02.01.05	Inventory	1,045,665	656,193
1.02.01.07	Deferred taxes assets	5,095,718	5,072,092
1.02.01.10	Other non-current assets	6,066,850	5,330,781
1.02.01.10.03	Recoverable taxes	1,317,132	965,026
1.02.01.10.04	Judicial deposits	533,664	339,805
1.02.01.10.05	Prepaid expenses	82,586	133,614
1.02.01.10.06	Receivable from related parties	2,869,532	2,070,305
1.02.01.10.07	Others	1,263,936	1,822,031
1.02.02	Investments	5,219,082	4,011,828
1.02.02.01	Equity interest	5,060,002	3,849,647
1.02.02.02	Investment Property	159,080	162,181
1.02.03	Property, plant and equipment	26,370,445	21,531,134
1.02.03.01	Property, plant and equipment in operation	21,700,015	17,305,628
1.02.03.02	Right of use in leases	644,880	581,824
1.02.03.03	Property, plant and equipment in progress	4,025,550	3,643,682
1.02.04	Intangible assets	10,788,054	7,657,050
10

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
2	Total Liabilities	85,354,359	79,379,103
2.01	Current liabilities	22,475,119	24,541,616
2.01.01	Payroll and related taxes	422,495	328,443
2.01.02	Trade payables	6,596,915	6,446,999
2.01.03	Tax payables	870,333	3,308,614
2.01.04	Borrowings and financing	5,193,636	5,486,859
2.01.05	Other payables	9,318,651	8,904,654
2.01.05.02	Others	9,318,651	8,904,654
2.01.05.02.04	Dividends and interests on shareholder´s equity	611,307	1,206,870
2.01.05.02.05	Advances from customers	1,120,072	2,140,783
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	5,709,069	4,439,967
2.01.05.02.07	Lease liabilities	177,010	119,047
2.01.05.02.08	Derivative financial instruments	416,935	-
2.01.05.02.09	Other payables	1,284,258	997,987
2.01.06	Provisions	73,089	66,047
2.01.06.01	Provision for tax, social security, labor and civil risks	73,089	66,047
2.02	Non-current liabilities	41,063,196	31,463,098
2.02.01	Borrowings and financing	35,725,106	27,020,663
2.02.02	Other payables	2,216,418	1,948,164
2.02.02.02	Others	2,216,418	1,948,164
2.02.02.02.03	Advances from customers	943,919	947,896
2.02.02.02.04	Lease liabilities	516,836	492,504
2.02.02.02.05	Derivative financial instruments	69,472	101,822
2.02.02.02.06	Trade payables	46,269	98,625
2.02.02.02.07	Other payables	639,922	307,317
2.02.03	Deferred taxes assets	216,950	503,081
2.02.04	Provisions	2,904,722	1,991,190
2.02.04.01	Provision for tax, social security, labor and civil risks	1,411,736	508,305
2.02.04.02	Other provisions	1,492,986	1,482,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	937,657	898,597
2.02.04.02.04	Pension and healthcare plan	555,329	584,288
2.03	Shareholders’ equity	21,816,044	23,374,389
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	8,988,442	10,092,888
2.03.04.01	Legal reserve	1,158,925	1,081,222
2.03.04.02	Statutory reserve	6,215,517	9,948,596
2.03.04.08	Proposed Additional Dividend	1,614,000	-
2.03.04.09	Treasury shares	-	(936,930)
2.03.08	Other comprehensive income	228,305	(50,610)
2.03.09	Earnings attributable to the non-controlling interests	2,326,577	3,059,391

11

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
3.01	Revenues from sale of goods and rendering of services	44,362,120	47,912,039
3.02	Costs from sale of goods and rendering of services	(31,054,016)	(25,837,475)
3.03	Gross profit	13,308,104	22,074,564
3.04	Operating (expenses)/income	(5,666,642)	(1,534,602)
3.04.01	Selling expenses	(2,575,818)	(2,372,298)
3.04.02	General and administrative expenses	(674,119)	(587,148)
3.04.04	Other operating income	253,233	2,958,372
3.04.05	Other operating expenses	(2,907,855)	(1,716,032)
3.04.06	Equity in results of affiliated companies	237,917	182,504
3.05	Income before financial income (expenses) and taxes	7,641,462	20,539,962
3.06	Financial income (expenses)	(3,515,025)	(1,944,184)
3.06.01	Financial income	(78,220)	1,167,184
3.06.02	Financial expenses	(3,436,805)	(3,111,368)
3.06.02.01	Net exchange differences over financial instruments	735,346	45,760
3.06.02.02	Financial expenses	(4,172,151)	(3,157,128)
3.07	Income before income taxes	4,126,437	18,595,778
3.08	Income tax and social contribution	(1,958,739)	(5,000,157)
3.09	Net income from continued operations	2,167,698	13,595,621
3.11	Consolidated net income for the year	2,167,698	13,595,621
3.11.01	Earnings attributable to the controlling interests	1,554,060	12,258,628
3.11.02	Earnings it attributable to the non-controlling interests	613,638	1,336,993
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	1.17108	8.90654
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	1.17108	8.90654

12

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
4.01	Consolidated net income for the year	2,167,698	13,595,621
4.02	Other comprehensive income	134,941	963,798
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	1,254	698
4.02.02	Gain over pension plan, net of taxes	16,278	300,455
4.02.03	Treasury shares acquired by reflex subsidiary	-	(651,016)
4.02.04	Cumulative translation adjustments for the year	(534,300)	(8,097)
4.02.05	Cash flow hedge - Platts, reclassified to income upon realization, net of taxes	56,466	18,300
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(553,849)	(17,755)
4.02.10	(Loss)/gain cash flow hedge accounting, net of taxes	(243,942)	795,923
4.02.11	Cash flow hedge reclassified to income upon realization	1,393,034	525,290
4.03	Consolidated comprehensive income for the year	2,302,639	14,559,419
4.03.01	Earnings attributable to the controlling interests	1,790,341	13,364,223
4.03.02	Earnings it attributable to the non-controlling interests	512,298	1,195,196

13

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
6.01	Net cash from operating activities	2,042,793	14,793,263
6.01.01	Cash from operations	7,948,386	16,431,213
6.01.01.01	Earnings attributable to the controlling interests	1,554,060	12,258,628
6.01.01.02	Earnings attributable to the non-controlling interests	613,638	1,336,993
6.01.01.03	Financial charges in borrowing and financing raised	2,459,769	2,053,547
6.01.01.04	Financial charges in borrowing and financing granted	(152,484)	(61,632)
6.01.01.05	Depreciation, amortization and depletion	2,877,656	2,218,192
6.01.01.06	Equity in results of affiliated companies	(237,917)	(182,504)
6.01.01.07	Charges on lease liabilities	69,510	62,470
6.01.01.08	Deferred taxes assets	420,773	759,355
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	92,263	(61,404)
6.01.01.10	Monetary and exchange variations, net	(105,919)	1,021,707
6.01.01.11	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.12	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.13	Write-off of property, plant and equipment right of use and Intangible assets	(24,914)	74,260
6.01.01.14	Accrued/(reversal) for consumption and services	25,273	41,450
6.01.01.15	Dividends USIMINAS	(113,697)	(196,838)
6.01.01.16	Investment impairment reversal	(387,989)	-
6.01.01.17	Receivables by indemnity	(422,254)	-
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	(6,899)	92,406
6.01.01.19	Updated shares – Fair value through profit or loss	1,293,784	11,293
6.01.01.20	Other provisions	(6,267)	(18,369)
6.01.02	Changes in assets and liabilities	(5,905,593)	(1,637,950)
6.01.02.01	Trade receivables - third parties	(1,331,126)	1,233,727
6.01.02.02	Trade receivables - related party	(72,187)	(23,220)
6.01.02.03	Inventory	(734,991)	(6,352,079)
6.01.02.04	Dividends and receivables - related parties	176,447	206,475
6.01.02.05	Recoverable taxes	(278,370)	(65,161)
6.01.02.06	Judicial deposits	(39,277)	(14,688)
6.01.02.07	Trade payables	(479,693)	1,173,033
6.01.02.08	Trade payables – Forfaiting and Drawee risk	1,269,102	3,816,106
6.01.02.09	Payroll and related taxes	31,894	46,653
6.01.02.10	Tax payables	(2,505,758)	1,221,191
6.01.02.11	Payables to related parties	21,115	(28,909)
6.01.02.12	Advance from Minerals contracts	(863,370)	(697,137)
6.01.02.13	Advance from electric energy contracts	642,240	-
6.01.02.14	Interest paid	(2,315,586)	(2,137,782)
6.01.02.15	Receipt/(payment) in derivative transactions	64,436	(12,573)
6.01.02.16	Compulsory loan receipt	370,000	-
6.01.02.17	Others	139,531	(3,586)
6.01.03	Others	-	-
6.02	Net cash investment activities	(11,454,532)	447,928
6.02.01	Investments / AFAC / Acquisitions of Shares	(662,761)	(296,357)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(3,352,210)	(2,864,707)
6.02.03	Intercompany loans granted	(119,536)	(123,656)
6.02.04	Intercompany loans received	-	-
6.02.05	Financial Investments, net of redemption	21,568	1,504,770
6.02.06	Acquisition of Topázio Energética, Santa Ana and Brasil Central	(466,153)	-
6.02.07	Cash received from Acquisition of investments in Topázio Energética and Santa Ana	5,095	-
6.02.08	Acquisition of CSN Cimentos Brasil	(4,770,354)	-
6.02.09	Cash received in the acquisition of CSN Cimentos Brasil	496,445	-
6.02.10	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.02.11	Cash on Elizabeth´s consolidation	-	54,768
6.02.12	Deposit in guarantee for the acquisition of CSN Cimentos Brasil	-	(263,750)
6.02.13	Price paid in investiments of Cimentos Elizabeth	-	(727,752)
6.02.14	Acquisition of CEEE-G	(928,000)	-
6.02.15	Cash received in the acquisition of CSN Cimentos Brasil	661,864	-
6.02.16	Acquisition of Energética Chapecó	(358,634)	-
6.02.17	Cash received from Acquisition of investments Chapecó	41,693	-
6.02.18	Acquisition of concession rights	(2,024,118)	-
6.02.20	Cash received from Acquisition of investments Metalgráfica	569	-
6.03	Net cash used in financing activities	4,747,026	(8,529,859)
6.03.01	Borrowings and financing raised	20,187,894	12,845,544
6.03.02	Transactions cost - Borrowings and financing	(334,709)	(162,852)
6.03.03	Issuance of new CSN Mineração's shares	-	1,347,862
6.03.04	Share repurchase	(410,568)	(1,516,388)
6.03.05	Amortization of borrowings and financing	(10,782,858)	(17,639,178)
6.03.06	Amortization of leases	(155,995)	(114,303)
6.03.07	Dividends and interest on shareholder’s equity	(3,756,738)	(3,290,544)
6.04	Exchange rate on translating cash and cash equivalents	9,589	(9,438)
6.05	Increase (decrease) in cash and cash equivalents	(4,655,124)	6,701,894
6.05.01	Cash and equivalents at the beginning of the year	16,646,480	9,944,586
6.05.02	Cash and equivalents at the end of the year	11,991,356	16,646,480

14

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 31/12/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(1,959,295)	(699,211)	42,799	(2,615,872)	(1,245,112)	(3,860,984)
5.04.01	Capital increase proposed	-	-	-	-	-	-	(9)	(9)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)	(1,638)	(396,818)
5.04.06	Dividends	-	-	(1,564,115)	-	-	(1,564,115)	(867,399)	(2,431,514)
5.04.07	Interest on equity	-	-	-	(700,000)	-	(700,000)	(155,788)	(855,788)
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity	-	-	-	789	-	789	-	789
5.04.09	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-	-	-
5.04.10	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-	-	-
5.04.13	(Loss)/gain on the percentage change in investments	-	-	-	-	42,799	42,634	(220,278)	(177,644)
5.05	Total comprehensive income	-	-	-	1,554,060	236,116	1,790,341	512,298	2,302,639
5.05.01	Net income for the year	-	-	-	1,554,060	-	1,554,060	613,638	2,167,698
5.05.02	Other comprehensive income	-	-	-	-	236,116	236,281	(101,340)	134,941
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(534,465)	(534,300)	-	(534,300)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	18,172	18,172	(775)	17,397
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	752,409	752,409	(100,565)	651,844
5.06	Internal changes in shareholders’ equity	-	-	854,849	(854,849)	-	-	-	-
5.06.01	Constitution of reserves	-	-	77,703	(77,703)	-	-	-	-
5.06.04	Proposed additional dividends	-	-	777,146	(777,146)	-	-	-	-
5.07	Closing balance	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044
15

(In thousands of reais - R$, unless otherwise stated)
Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 31/12/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	4,200,000	-	(5,078,666)	(2,911,424)	827,414	(2,962,676)	526,141	(2,436,535)
5.04.01	Capital increase proposed	4,200,000	-	(4,200,000)	-	-	-	294,900	294,900
5.04.04	Treasury shares acquired	-	-	(878,666)	-	-	(878,666)	-	(878,666)
5.04.06	Dividends	-	-	-	(2,654,471)	-	(2,654,471)	(598,095)	(3,252,566)
5.04.07	Interest on equity	-	-	-	(256,953)	-	(256,953)	(95,895)	(352,848)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.09	(Loss)/gain on the percentage change in investments	-	-	-	-	(2,072)	(2,072)	2,072	-
5.05	Total comprehensive income	-	-	-	12,258,628	1,105,595	13,364,223	1,195,196	14,559,419
5.05.01	Net income for the year	-	-	-	12,258,628	-	12,258,628	1,336,993	13,595,621
5.05.02	Other comprehensive income	-	-	-	-	1,105,595	1,105,595	(141,797)	963,798
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(8,097)	(8,097)	-	(8,097)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	301,379	301,379	(226)	301,153
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,321,690	1,321,690	68	1,321,758
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(509,377)	(509,377)	(141,639)	(651,016)
5.06	Internal changes in shareholders’ equity	-	-	9,347,204	(9,347,204)	-	-	-	-
5.06.01	Constitution of reserves	-	-	9,347,204	(9,347,204)	-	-	-	-
5.07	Closing balance	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389

16

(In thousands of reais - R$, unless otherwise stated)
Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Current year 12/31/2022	Previous Year 12/31/2021
7.01	Revenues	51,013,430	57,886,652
7.01.01	Sales of products and rendering of services	50,663,025	54,542,119
7.01.02	Other revenues	348,276	3,336,483
7.01.04	Allowance for (reversal of) doubtful debts	2,129	8,050
7.02	Raw materials acquired from third parties	(35,174,498)	(30,817,291)
7.02.01	Cost of sales and services	(29,888,583)	(26,180,018)
7.02.02	Materials, electric power, outsourcing and other	(5,084,273)	(4,437,071)
7.02.03	Impairment/recovery of assets	(201,642)	(200,202)
7.03	Gross value added	15,838,932	27,069,361
7.04	Retentions	(2,870,231)	(2,212,406)
7.04.01	Depreciation, amortization and depletion	(2,870,231)	(2,212,406)
7.05	Value added created	12,968,701	24,856,955
7.06	Value added received	3,489,313	2,151,535
7.06.01	Equity in results of affiliated companies	237,917	182,504
7.06.02	Financial income	1,119,944	1,167,184
7.06.03	Others	2,131,452	801,847
7.06.03.01	Other and exchange gains	2,131,452	801,847
7.07	Value added for distribution	16,458,014	27,008,490
7.08	Value added distributed	16,458,014	27,008,490
7.08.01	Personnel	2,862,780	2,307,076
7.08.01.01	Salaries and wages	2,255,460	1,783,579
7.08.01.02	Benefits	491,377	427,248
7.08.01.03	Severance payment (FGTS)	115,943	96,249
7.08.02	Taxes, fees and contributions	4,655,502	7,183,932
7.08.02.01	Federal	3,743,172	6,109,610
7.08.02.02	State	858,416	977,265
7.08.02.03	Municipal	53,914	97,057
7.08.03	Remuneration on third-party capital	6,772,034	3,921,861
7.08.03.01	Interest	2,605,308	2,106,041
7.08.03.02	Rental	5,614	8,647
7.08.03.03	Others	4,161,112	1,807,173
7.08.03.03.01	Other and exchange losses	4,161,112	1,807,173
7.08.04	Remuneration on Shareholders' capital	2,167,698	13,595,621
7.08.04.01	Interest on equity	700,000	256,953
7.08.04.02	Dividends	-	2,654,471
7.08.04.03	Retained earnings (accumulated losses)	854,060	9,347,204
7.08.04.04	Non-controlling interests in retained earnings	613,638	1,336,993

17

(In thousands of reais - R$, unless otherwise stated)

2022 MANAGEMENT REPORT

18

(In thousands of reais - R$, unless otherwise stated)
1-	ADMINISTRATION MESSAGE

“ In 2022, CSN took important steps in diversifying its business strategy. The company completed the acquisition of LafargeHolcim Brasil's assets, CEEE-G, and other energy-related assets, resulting in an increasingly diverse, efficient operation with great growth potential and solid sustainable attributes rooted in the group's culture. As a result, CSN, which was created more than 80 years ago as a steelmaker, now operates prominently in four other sectors vital to Brazil's development: mining, cement, logistics, and energy.

In the cement segment, the company consolidated itself as the second-largest producer in the country last year, with an operational capacity of 17 million tons per year with relevant competitive advantages, such as strong brands, diversified portfolio, market presence in key regions of Brazil, and efficient plants from both a financial and low-carbon emissions perspective. It is quite an achievement for a company that, in just over ten years of operation, already occupies the sector's vice-leadership and has plans to increase its market share both domestically and internationally.

In energy, the acquisition of CEEE-G, in addition to providing self-sufficiency to supply steelmaking, cement, and mining activities, positions the company as one of the country's main generators, ranking among the top 11 in the sector. With expansion plans scheduled for the next years, that involve opportunities in hydraulic, wind, and solar projects, the energy segment has ceased to be a support area and has effectively consolidated as a business, as the percentage generated but not used for the group's own consumption will be traded in the free market. This strategy ensures greater competitiveness to meet growing operational demands and reinforces the company's ESG policy concern, as it now operates with 100% renewable energy sources.

In mining, the growth strategy is linked to projects to increase production capacity, especially the P15 beneficiation plant, P4, and tailings recovery projects in Pires, B4, and Casa de Pedra, projects that aim to double the Company's production volume in the coming years. Another highlight concerns CSN Mineração's pioneering work in conducting a dam decharacterization program that exceeds government requirements by providing decharacterization of structures regardless of construction method, such as the Casa de Pedra dam. The sustainable P15 high-grade pellet feed plant is born with a completely dry stacking tailings project, reinforcing the company's purpose of having a mining operation free from dam use. Additionally, the projects will work with beneficiation plants that will deliver a premium ore with high iron content and require less coal use in the steelmaking process, contributing significantly to the industry's decarbonization and therefore being more valued by the market.

In the steel industry, expansion plans involve the Company internationalization, with efforts focused on seeking opportunities to increase its presence abroad. In addition, modernization of the industrial park remains a priority, with an investment plan for various areas of the steel plant aimed at increasing efficiency and competitiveness, including reducing operational bottlenecks. There are also opportunities being studied, with advancements in the value chain, including the development of strategic projects, always respecting capital discipline. Among them is the expansion of production capacity for metallic sheets and pre-painted steel.

The company also continues to play a prominent role in driving decarbonization in the steel sector, betting on technologies that will enable traditional industries to transition to a new, greener, and more connected model, in line with one of CSN Group's ambitions for 2050, which is to provide carbon-neutral materials to the market. This movement is led by CSN Inova, which through its investment vehicle - CSN Inova Ventures - invests in startups to support the technological and commercial scaling of solutions, not only on issues related to a carbon-free future but also on topics related to other investment verticals, such as circular economy, water resources, operational efficiency, industrial digitization, logistics, and inventory management. In 2022, CSN Inova Ventures was recognized as the most active fund in Brazil by Corporate Venture in Brazil, an initiative developed to stimulate venture capital investments in the country and intends to continue at the same pace going forward.

Another recognition to be celebrated by the group concerns its progress in two important ESG ratings. The company received a new rating from the agency Sustainalytics, in which, of the 155 steel and mining companies evaluated globally, CSN achieved the 4th best score in the sector. The company was also the only Brazilian company in the steel, mining, and construction sectors eligible to be included in the S&P Global Sustainability Yearbook 2023, being classified as the company in the steel segment that has advanced the most in ESG practices worldwide, receiving the "Industry Mover" seal.

19

(In thousands of reais - R$, unless otherwise stated)

The company also remained dedicated to the inclusion of women and people with disabilities (PwDs). Female participation in the group increased from 17.5% in 2021 to 20.5% last year. The goal is to increase this index to 28% by 2025. Regarding the representation of people with disabilities, the growth in 2022 was significant, with a 16% increase compared to the previous year. Progress in this area reinforces the commitment for CSN to be increasingly pluralistic, diverse, and inclusive.

The health and safety of people are our top priority. In 2022, we reached the lowest historical level of accidents frequency rate, with and without absenteeism, of own and third-party employees per million man-hours worked. The indicator was 1.79, a decrease of approximately 25% compared to 2021. This is the best result in the last eight years and the highest percentage reduction since the compilation of data from the units began in 2014, setting a new milestone for the CSN Group. The drop in these rates reinforces the company's concern and dedication to promoting increasingly safe work environments and conditions for its employees.

Regarding the progress expected for the coming years, the focus is on maintaining the same growth rate presented in recent years, which has caused CSN to change its profitability and cash generation level, bringing a much stronger balance sheet with low leverage. Vertical integration and the relentless pursuit of new internal and external opportunities, both for growth and cost reduction, make up the scenario to boost future results and pave the way to transform CSN into an increasingly dynamic holding company in the global economy. Despite the focus on growth, the company remains committed to maintaining low leverage and aims to differentiate itself as a company that can deliver often conflicting results but has already proven to be possible by combining leverage reduction with rapid growth and dividend returns to its shareholders. These three commitments guide the actions of the entire group and create an orchestrated strategy for the company to grow in a healthy, sustainable way and increase shareholder value. With the focus and determination as always, the group will continue to pursue these objectives and be attentive to the best opportunities to generate value for all stakeholders.

Together we will continue to do well, more, and forever!"

Benjamin Steinbruch

Chairman of the Board of Directors

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(In thousands of reais - R$, unless otherwise stated)

2-	THE COMPANY

With businesses in steelmaking, mining, cement, logistics, and energy, Companhia Siderúrgica Nacional ("CSN" or "Company") operates in an integrated manner throughout the steel production chain, from iron ore extraction to the production and commercialization of a diversified line of high-value-added steel products. In addition, the Company is increasingly dynamic in mining, cement, and energy markets, with a diverse and sustainable operation. The integrated production system, combined with quality management, means that CSN has one of the lowest production costs in the businesses in which it operates.

CSN has an installed capacity of 6.5 million tons of steel, with 5.2 million tons of flat steel and 1.3 million tons of long steel (0.2 million at UPV and 1.1 million at SWT), and the volume sold in 2022 reached 4.4 million tons. Of this total, 70% was sold in the domestic market and 30% was exported or sold through its subsidiaries abroad.

In the mining segment, there was an annual increase of 0.3% in sales in 2022, showing greater penetration by CSN in the international market, even with the negative impacts of the Chinese market throughout the year, with production stops at steel mills, heat waves, and a crisis in the real estate sector. On the production side, the company ended the year with 34.1 million tons produced.

In the cement segment, 2022 was an extremely important year for CSN, with the completion of the acquisition of Cimentos Brasil's operations, making the Company the second largest producer in the country. In the Brazilian market, sales totaled 63 million tons in 2022, which represents a decrease of 2.8% compared to 2021. But for CSN, there was an annual growth of 53.8% in sales volume, as a result of the assertive commercial strategy and the incorporation of Cimentos Brasil in the second half of the year.

The year 2022 was also historic for the Company's energy segment operations, with the acquisition of four operations that increased installed capacity by 1,066.3MW, in addition to adding another 356MW in minority interests. With this, the Company not only became self-sufficient but also began to have excess energy that will be subsequently sold in the free market, making the segment a true business unit for CSN. Additionally, the benefit of self-production will allow a reduction of approximately 60% in energy costs, bringing significant impacts on the profitability of the segments.

3- PERSPECTIVES, STRATEGIES, AND INVESTMENTS

In the five segments it operates, CSN has been investing to expand the competitive advantages of its units and in reviewing its portfolio of businesses and projects, seeking to maximize returns to its shareholders.

3.1- STEEL

The Usina Presidente Vargas Plant in Volta Redonda is the main steel production unit of CSN, with an installed capacity of 5.6 million tons of crude steel production, of which 5.2 million tons are flat steel and 0.4 million tons are long steel. In 2022, the plant produced 3,594 thousand tons of crude steel, of which 3,378 thousand tons were flat steel and 216 thousand tons were long steel, while the production of laminated steel reached 3,378 thousand tons. In addition to its units in Brazil, the company has two subsidiaries abroad: Lusosider, located in Portugal, and SWT-Stahlwerk Thuringen in Germany.

3.2- MIINING

In 2022, CSN sold around 33.3 million tons of iron ore, of which 4.1 million tons were destined for the Usina Presidente Vargas Plant, while the rest was exported to the international market. The TECAR port terminal, operated by CSN Mineração S.A. and located in the Port of Itaguaí, shipped about 28 million tons of iron ore in 2022, and the remaining amount was exported via Porto Sudeste.

3.3 – CEMENT

In 2022, CSN made history by consolidating its strategy in the cement sector through the integration of its acquired operations. As a result, the sold volume in 2022 was 7,243 kton, 54% higher than that recorded in 2021. This was not only due to the strong performance observed in the segment throughout the year, but also from the incorporation of Cimentos Brasil S.A. With this, the Company became the second-largest cement producer in the country and intends to continue growing by capturing synergies and also through organic expansion projects.

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(In thousands of reais - R$, unless otherwise stated)

3.4 – ENERGY

In 2022, the energy segment was effectively consolidated as a business unit of the Company, with CSN having surplus energy to sell in the free market. In addition, the latest acquisitions allowed the Company to achieve electrical energy self-sufficiency, a milestone that will support all business segments with significantly lower energy costs. After integrating all acquired assets, the revenue of CSN's energy segment reached BRL 291 million in 2022, an increase of 30.5% compared to the previous year.

3.5 – LOGISTICS

Ports

TECON is a port controlled by Sepetiba Tecon S.A., a company owned by CSN, is positioned as the largest container terminal in the state of Rio de Janeiro and one of the largest in Brazil in this segment. TECON currently has a capacity of 660,000 annual TEUs (Twenty-Foot Equivalent Unit).

Railways

CSN has participation in three railway companies: MRS Logística S.A., Transnordestina Logística S.A., and FTL - Ferrovia Transnordestina Logística.

MRS Logística S.A. (“MRS”)

CSN directly holds a 18.64% stake in the total social capital of MRS and indirectly, through its subsidiary CSN Mineração, a 18.63% stake, totaling 37.27% of the total social capital of MRS, which operates the former Southeast Network of Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte axis.

The main business segment of MRS is the transportation of Heavy Haul cargoes (ore, coal, and coke), having transported approximately 106.5 million tons of these products in 2022, equivalent to 59.8% of the total transported by MRS. Recently, MRS has been following a strategy of diversifying the transported cargo with an increase in General Cargo, which accounted for 40.1% of the mix transported in 2022 (including the volume related to the right of passage of other railways).

The railway transport services provided by MRS are essential for the supply of raw materials and the transportation of final products. The entirety of the iron ore, coal, and coke consumed by Usina Presidente Vargas is transported by MRS, as well as part of the steel produced by CSN.

Transnordestina Logística S.A. (“TLSA”)

TLSA holds the concession for the construction and operation of the Nova Transnordestina railway. The projected operating capacity of the railway will be 30 million tons/year and is expected to play an important role in the development of the Northeast region, creating a logistical option for sectors such as oil and derivatives, agriculture, and mining, among others.

FTL - Ferrovia Transnordestina Logística S.A. (“FTL”)

FTL holds the concession for the former Northeast railway network of RFFSA, which runs through seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, and Alagoas, with a total extension of 4,534 km. In 2022, FTL transported around 2.9 million ton/usable (TU), with emphasis on the transportation of fuel, cement, pulp, among others. Currently, FTL operates a railway network that connects the states of Maranhão, Piauí, and Ceará along 1,191 km, with part of its stretch between São Luis and Teresina undergoing a remodeling process. The other railway stretches are suspended, under negotiation for their return to the National Land Transportation Agency (ANTT) and the National Department of Infrastructure and Transportation (DNIT).

4-	MATERIAL CORPORATE EVENTS

On April 11, 2022, CSN Cimentos S.A. and CSN Energia S.A., private companies controlled by CSN, entered into a share purchase agreement ("Agreement") with Brookfield Americas Infrastructure (Brazil Power), an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., on April 8, 2022, to acquire 100% (one hundred percent) of the shares issued by Santa Ana Energética S.A. ("Santa Ana"), the holder of the concession for the operation of the Santa Ana Small Hydroelectric Power Plant ("Santa Ana SHP"), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, holder of the concession for the operation of the Sacre II Small Hydroelectric Power Plant ("Sacre SHP" and, together with Santa Ana SHP, the "SHPs"), with the Company guaranteeing the obligations of CSN Cimentos and CSN Energia ("Transaction"). On June 30, 2022, the Company published, through a Material Fact, the Closing of the acquisition of the energy companies after mentioned.

22

(In thousands of reais - R$, unless otherwise stated)

On July 4, 2022, the Company announced that CSN Energia S.A., a CSN-controlled company, entered into a share purchase agreement for the acquisition of 100% of the shares issued by Companhia Energética Chapecó S/A - CEC, the concession holder for the operation of the Quebra-Queixo Hydroelectric Power Plant. On July 25, 2022, CSN assigned and transferred to CSN Mineração S.A. the rights and obligations of CSN resulting from the Share Purchase Agreement executed on July 1, 2022, between CSN, CSN Energia S.A., and Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia, an investment fund managed by Reag Administradora de Recursos Ltda.

On July 29, 2022, Companhia Florestal do Brasil S.A., a CSN-controlled company, was the winning bidder in the auction procedure, held under the terms of Edital nº 01/2022, for the acquisition of shares representing 66.23% of the share capital of Companhia Estadual de Geração de Energia Elétrica - CEEE-G, for a total price of BRL 928,000,000.00 (nine hundred and twenty-eight million Brazilian Reais). On October 21, 2022, the Company published the Closing of this transaction, and on December 22, 2022, CSN informed the market that the transfer of shares representing 32.74% of the share capital of CEEE-G, for the amount of BRL 367,000,000.00, was completed by Centrais Elétricas Brasileiras S/A to Companhia Florestal do Brasil. With the completion of this transfer, CFB holds a total of 99% of the share capital of CEEE-G.

On August 16, 2022, CSN announced to the market, along with Metalgráfica Iguaçu S.A, the combination of both companies' operations through the incorporation of all of Metalgráfica Iguaçu S.A's issued shares by CSN, with the intervention and consent of Metalgráfica. With this operation, Metalgráfica became a wholly owned subsidiary of CSN.

On September 6, 2022, the Company informed its shareholders that CSN Cimentos S.A., controlled by CSN, completed the acquisition of 100% of the issued shares of LafargeHolcim (Brasil) S.A., as provided for in the share purchase agreement entered into on September 9, 2021. In view of the completion of the Operation, LafargeHolcim Brazil was renamed to "CSN Cimentos Brasil S.A.", becoming a wholly owned subsidiary of CSN Cimentos.

5 – CORPORAE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to maintain transparency and exposure of the company through new coverage by financial institutions and participation in events and conferences.

Share Capital

The share capital of CSN is divided into 1,326,093,947 common and book-entry shares, without nominal value, with each common share entitling the holder to one vote at the General Shareholders' Meetings. Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A., which hold 51.24% and 3.45% of CSN's total capital, respectively, the Company's management is the responsibility of the Board of Directors and the Executive Board.

CSN - Composition of The Share Capital on 12/31/2022 (%)

*Controlling Group

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(In thousands of reais - R$, unless otherwise stated)

On May 18, 2022, the Company announced the approval of the opening of a new Stock Repurchase Program for the acquisition, during the period from May 19, 2022, to May 18, 2023, of up to 58,000,000 (fifty-eight million) common shares issued by the Company. The Company has not yet repurchased any shares since the Relevant Fact was published.

Shareholders' General Meeting

Once a year, as established by law, shareholders gather at the Annual General Meeting to deliberate on the accounts presented by the administrators, the financial statements, the allocation of the exercise result, eventual dividend distribution, and every two years, also deliberate on the election of members of the Board of Directors. The Extraordinary General Meeting also takes place whenever necessary, to deliberate on matters that are not within the ordinary competence.

Board of Directors

The Board of Directors is composed of up to eleven members, who meet regularly on scheduled dates in an annual calendar, at least once every quarter and, extraordinarily, whenever necessary. The Directors' term is two years, with the possibility of re-election. Currently, the Board of Directors is composed of five members. The Board of Directors, among other duties, must define and monitor the policies and strategies of the Company, monitor the acts of the Executive Board and decide on relevant matters involving the Company's business and operations. It is responsible for the election and removal of members of the Executive Board and may also, if necessary, create special committees for its advice.

Executive Board

The Executive Board comprises two to nine Executive Directors, who meet whenever called by the Chief Executive Officer or by two Executive Directors. The Executive Directors’ term of office is two years, with reelection permitted. The Executive Board is currently composed by seven Executive Directors, one of them being the Chief Executive Officer. Observing the guidelines and resolutions of the Board of Directors and the General Meeting, the Executive Board has the powers of administrating and managing the Company's corporate business.

Fiscal Council

The Fiscal Council Committee, which operates on a non-permanent basis, is currently installed, with a mandate until the Annual General Meeting to be held on 04/28/2023 and is composed of three effective members and three alternate members, one effective member and one alternate member were indicated by the Company's minority shareholders. The main function of the Audit Committee is to supervise the management acts and verify compliance with their legal and statutory duties. In addition, the Fiscal Council is also responsible for examining the quarterly information and the financial statements prepared by the Company, giving an opinion on the annual management report and the proposals of the management bodies to be submitted to the General Meeting.

Audit Committee

The Audit Committee is composed of three independent members, elected by the Board of Directors, with a 2-year term of office. The Audit Committee ordinarily meets at least once every quarter and, extraordinarily, whenever necessary. The Audit Committee has autonomy to carry out duties regarding the provisions of the Sarbanes-Oxley Act - Sections 301 and 407. The Company recommends to the Board of Directors the indication, remuneration and hiring of an external auditor, as well as monitoring the performance of internal and external audits.

Internal Audit

CSN has an Audit, Risks and Compliance Board, with independent action within the organization, linked to the Company's Board of Directors, pursuant to Article 19, VIII of the bylaws. The Internal Audit team has its own methodology and tools to carry out its activities, in line with the best market practices and adopting a systematic and disciplined approach, acting objectively and independently in carrying out its work, to reach the effectiveness of controls and consequent improvement of risk management, control and governance processes, as well as fraud prevention, reporting the results to the Board of Directors through the Audit Committee.

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(In thousands of reais - R$, unless otherwise stated)

Independent Auditors

The independent auditors, Mazars Auditores Independentes - Sociedade Simples Ltda., whom in 2022 provided services to CSN and its subsidiaries, were hired to issue a conclusion on the quarterly financial statements and opinion on the Company's annual financial statements and additional services to the examination of financial statements. It is the understanding of both, the Company and its independent auditors, that such services do not affect the independence of the auditors.

Amounts related to services provided by auditors	(BRL mil)
Fees related to the external audit	167.5
Fees related to other assurance services	45.4
Total	212.9

The services provided by the external auditors, in addition to examining the financial statements, are previously presented to the Audit Committee so that it can conclude, in accordance with the relevant legislation, whether such services, by their nature, do not represent a conflict of interest or affect the independence and objectivity of the independent auditors. Pursuant to CVM Resolution 59/2021, former CVM Instruction 480/2009, the Board of Directors declared on 03/08/2023 that it discussed, reviewed, and agreed with the opinions expressed in the opinion of the independent auditors and with the financial statements for the year social ended on December 31, 2022.

Sarbanes-Oxley Act

The Company has in its corporate governance structure the Audit, Risks and Compliance Board, which has as one of its attributions the assessment of risks that may impact the financial statements and definition of internal controls to mitigate them, together with the managers responsible for business processes. The Company assesses the effectiveness of its internal control structure, in accordance with the principles established in COSO 2013 and in compliance with the Sarbanes-Oxley Act, and the result of this assessment is reported to senior management and the Audit Committee.

In an evaluation of the internal controls by management, together with the external auditor, the Company did not identify a material weakness on December 31, 2022. The Company is in the final stage of evaluating the internal controls for 2023, in compliance with section 404 of the Law Sarbanes-Oxley.

Code of Ethics

The Company has a code of ethics approved by the Board of Directors, covering principles applied in compliance with the Anti-Corruption Law (12,846/13). The code is applicable to all employees, advisors, and directors, and establishes ethical principles and responsibilities for third parties, considering suppliers, service providers and any intermediary agents and associates. The code is made available to all employees and business partners and is used as a declaration of assumed commitments of conduct. Its guidelines are public and can be found on CSN's website, at the electronic address (www.csn.com.br).

The Audit, Risks and Compliance Board is responsible for the Integrity Program, which aims to ensure compliance with ethical standards of conduct in the exercise of activities and transparency in business. Continuous employee training and monitoring of compliance with laws, regulations, policies, and internal rules are part of this process.

The Company also has reporting channels for reports of misconduct or suspicions. The reporting of complaints by employees, third parties and the external public may be anonymous or identified, maintaining secrecy, confidentiality, and the guarantee of non-retaliation. Complaints are handled by the Audit Management, which reports to the Audit, Risks and Compliance Board and reported to the Audit Committee.

Disclosure of Material Acts and Facts

CSN has a Policy for Disclosure of Relevant Acts or Facts and Securities Trading, according to which all disclosure must be made with reliable, adequate, and transparent data, within the established deadlines and with homogeneity, as established in CVM Instruction 44/2021, former CVM Instruction 358/2002, and section 409 – Real Time Disclosure, of the Sarbanes-Oxley Act. Said policy establishes that the Company's Relevant Acts and Facts must be published through the News Portal of Folha de São Paulo, together with the disclosure on the Company's Investor Relations websites, the Securities Commission and B3 S.A. – the Brazilian stock exchange.

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(In thousands of reais - R$, unless otherwise stated)

6- INNOVATION

Innovation is another strategic pillar for CSN and a lever for sustainable growth. That being said, since 2018 the Company has been strengthening CSN Inova, an innovation platform that catalyzes the transformation of our businesses towards management that is even more focused on ESG.

With four pillars of action focused on resolving the CSN Group's challenges, CSN Inova has complementary tools to implement innovation strategies with impact in the short, medium, and long term. Aiming to decarbonize CSN's production processes and generate more efficiency in our operations, CSN Inova prioritizes development projects, partnerships and investments in technologies and solutions for industry 4.0, new production routes, digital transformation, data science, new materials, and the circular economy.

On the first front, CSN Inova Open conducts a systemic and collaborative innovation process, aimed at solving strategic challenges that represent a high operational, social-environmental, and financial impact for the Company. The challenges currently prioritized are: reducing the consumption of fossil fuels and energy, increasing the availability of assets, reducing logistical expenses, digitizing and optimizing processes for decision-making based on data, new products and materials, environmental recovery and reuse of waste and new forms of payment and financing to increase sales.

The innovation management methodology takes into account the elements of open innovation and is based on an in-depth diagnosis, which involves mapping processes in the Company's various segments, areas and operations, including the analysis of pain points and related indicators. Based on these diagnoses, pilot projects (with reduced scope and quick implementation) are built and executed to test technologies and solutions that adhere to the mapped challenges. After evaluating these pilots using measurable indicators, the initiatives are escalated in an organized manner within the CSN Group's businesses.

In 2022, of the 55 initiatives underway, 21 were in the planning phase, 23 were piloted and 11 were being scaled – which demonstrates the maturity of CSN Inova's portfolio. The main objective of innovation management is to prioritize challenges and projects that are in fact relevant to the company, and such prioritization is carried out based on strategic alignment with the business, the materiality matrix, technological maturity, economic potential and, above all, in operational and financial indicators.

On the second front, CSN Inova Ventures is one of the first Brazilian corporate venture capital vehicles focused on industry 4.0 and responsible for bringing the Group closer to startups and solutions in Brazil and abroad, in addition to agents that are a reference in the venture capital ecosystem, such as Endeavor, ABVCAP, BR Angels, investment funds and accelerators. The objective is to capture the best investment opportunities in disruptive technologies with high growth potential and that allow the transition from traditional industries to a more intelligent, connected, and sustainable future.

CSN Inova Ventures' thesis focuses on companies in the Seed, Series A and Series B stages, whose solutions are aligned with one of the investment verticals, also having part of its capital committed to adjacent opportunities. In 2022, part of the portfolio investees of CSN Inova Ventures already operated and acted together with the Group.

CSN Inova Ventures ended 2022 with eight companies in its portfolio, with investments made through contributions between BRL 1 million and BRL 10 million, with new contributions expected to be made throughout 2023 starting in the 1st quarter, maintaining the focus on the verticals of investment, defined according to the operational challenges of the CSN Group.

Furthermore, as of the constitution of the ESG Committee in February 2021, CSN Inova Ventures has also consolidated itself as one of the first corporate venture capital vehicles in the world, one of whose theses, the ESG Transition, is integrated to act as a tool of transition, seeking technologies that boost the agenda of goals, strategy, and main objectives of each of the Group's material sustainability topics. The integration of CSN Inova Ventures' activities into the social-environmental transition strategy contributes to the Group's agility in accelerating its sustainability agenda.

On the third front, with the aim of ensuring the continuity of the Group's operations and the evolution of its development purpose, CSN Inova Bridge is responsible for the integrated management of the Group's ESG innovation strategy, working together with various leaders and areas of businesses to identify how, with whom and what are the main challenges and transition opportunities related to the Group's materiality matrix. The ESG Committee, which advises CSN's Board of Directors, for example, is the result of extensive research on governance models in sustainability and innovation in public companies, banks, funds, and academia conducted by CSN Inova Bridge. The Committee operates as a social-environmental innovation laboratory, whose risks and opportunities are discussed based on the Company's sustainability materiality matrix in a systemic, integrated, experimental and participatory manner. Always in a network and with multidisciplinary teams from operations to corporate, it unlocks and leverages resources for critical structural projects, mobilizes the connection between knowledge of the social innovation ecosystem and trains employees in order to stimulate the dissemination and scale of the culture of sustainability. In addition, it centralizes the ESG communication activities of the businesses, in an effort to gradually establish transparent communication with its stakeholders.

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(In thousands of reais - R$, unless otherwise stated)

Finally, on the fourth front, CSN Inova Tech evaluates technologies and executes projects for the development of technological routes. In 2022, more than 10 different types of technologies related to new technological routes and new materials/fuels were evaluated. Among the projects prioritized that year, the projects for the use of green hydrogen in the Steel Industry stand out, such as the implementation of Utis technology and the Selene Project, created to decarbonize a lamination unit of the Group. In addition, the 2022 project portfolio includes the development of new technological routes for the processing of steel slag and the evaluation of technologies to produce pellets and cold agglomerated briquettes, that is, without the consumption of fossil fuels.

CSN Inova Tech also acts as a radar for trends in the most promising technologies for the sectors in which CSN operates. In this sense, for 2023, technologies associated with carbon capture will be evaluated and their respective possible use cases at CSN will be considered for the implementation of new projects in the Group.

Finally, for challenges in which technologies are at lower maturity levels and require R&D, CSN Inova Tech brings business closer to universities and research centers in Brazil and abroad, encouraging the creation of projects for technology development.

Research, Development, and Innovation Center

CSN has had a Research, Development, and Innovation Center in Volta Redonda (RJ) for 73 years. With a completely national activity, its main objective is the development of new steel products, keeping the portfolio of steel solutions up to date for all market segments served by the Company.

In the last six years, around BRL 20 million has been invested in new technologies to expand analysis capacity and innovation opportunities. The first major result of these investments was the Simulation and Virtual Reality Laboratory, which started operating in 2021. The new tools for computer simulations – 3D technology combined with various numerical simulation software – provide an immersive experience and contribute to risk prevention inherent to the steelmaking process, both in product applications and in the different stages of steel manufacturing. These tests, which were previously performed on real parts, can now be computationally simulated, and presented in virtual reality, enabling the evaluation of various applications, and bringing agility in identifying inconsistencies. These new technologies make it possible to reduce or even eliminate losses in production processes at CSN and its customers, in addition to generating financial gains more efficiently.

In 2022, the installation and commissioning of a Vacuum Induction Melting Furnace (VIM – Vacuum Induction Melting) was completed, which enables the Research Center to produce, on a pilot scale, steels with the most varied chemical compositions. This asset increases CSN's competitiveness, as it reduces lead-time and product development costs, since new experimental alloys no longer require casting in the melt shop. In the first quarter of 2023, the installation of the most advanced Gleeble® thermomechanical simulator in Latin America will be completed. The equipment makes it possible to reproduce, on a laboratory scale, a wide range of steelmaking processes, such as casting, hot rolling, and annealing, among others. The investments presented, when used synergistically and with the help of other resources, make it possible for the entire steelmaking production flow to be carried out, on a reduced scale, within the Research Center.

With a team of highly qualified technicians and engineers and a wide availability of advanced resources for simulations and analysis, CSN's Research, Development and Innovation Center ranks among the steel companies most prepared to meet the growing demands of the market worldwide.

7- PEOPLE

CSN's “People & Management” model is based on five pillars: Attract; Align and Engage; To assess; To develop; Recognize and Reward. The company believes that its competitive differential is its human capital. Through this model, knowledge is transformed into a path of success, based on passion, dedication and competence that generate opportunities, achievements, and recognition.

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(In thousands of reais - R$, unless otherwise stated)

In 2022, the CSN Group continued to invest in a more diverse and inclusive environment so that each employee could feel more included and recognized for their individualities. This is because CSN respects, promotes and values Diversity and Inclusion practices as an essential pillar linked to the strategic objectives of the business.

We see the importance of understanding and encouraging the similarities and differences of the group's professionals, encouraging all ways of thinking of our employees and the public with whom we work. To this end, we invest in a culture that promotes equal opportunities in all businesses. We believe that this inclusive journey is essential to accompany society in its evolution and still drive development for all people, institutions and, consequently, our businesses and results.

The governance of the Diversity and Inclusion management is carried out by the Human Resources Department and CSN Inova, more precisely by Inova Bridge, responsible for the integrated management of the ESG. Our operating strategy was based on two main fronts, namely: Culture of Diversity and Inclusion and Representativeness. On the Culture front, a communication, awareness-raising and internal training plan was developed to promote the appreciation of Diversity and Inclusion in all its pillars. Related to the Representativeness front, our great public commitment, made by the UN Global Compact, is to reach 2025 with 28% of women. Internally, we also defined the goal of investing in hiring People with Disabilities.

In 2022, we continued to drive Diversity and Inclusion results through the following initiatives: Program to train women; PCD empower program; Master Class on Gender Equity; Racial Literacy and Citizenship Mentoring Program with the participation of young people from the Garoto Cidadão Program.

The year 2022 also represented an important renewal in the institutional proposal for training and development of its employees for the Group: the CSN Corporate University. Launched in August and made available to employees in October, during the last 3 months of the year, the University was responsible for more than 79,000 hours of training. In addition to promoting face-to-face training, including mandatory and safety training, the online platform already provides more than 40 virtual contents on demand so that employees can build their own learning journeys. As follow-up and strategic planning of the teams, the Corporate University brings tools so that managers can promote the direction of their subordinates.

The structure of the Corporate University is divided into 5 schools: School of Excellence in Results, School of Leaders, School of Business, School of ESG and School of Innovation. These segments allow the direction of contents according to the of the Company´s organizational structure. From the launch, some training initiatives that occurred independently in the units were integrated into the University, such as the Usina do Conhecimento.

At the School of Excellence in Results, in addition to online training, the Corporate promoted two learning days, aimed at analysts and specialists, covering more than 370 employees. For analysts, the training focused on emotional intelligence and emotion management, facing the challenges of the contemporary world. The theme of the specialists' meeting was “Conversations about Career” and dealt especially with systemic vision, leader coaching and anti-fragile behavior. Within the scope of the Knowledge Plant, content was also offered via stream, such as training in Excel, webinars of technical content and lives. We also continued the Continuous Improvement Program. By identifying, exposing, and solving problems, CSN Mineração seeks to perpetuate the culture of excellence, with the support of structured methods to guarantee sustainable results, in addition to promoting and recognizing innovative initiatives. In 2022, 62.9% of the staff were involved in improvements, leading to the implementation of 4,646 improvements.

As for the Business School, it held 3 meetings in São Paulo for senior management across the entire group. The training included the participation of directors and executive officers of the Company, who contributed to the formation of the leadership skills necessary for the strategic challenges mapped out for the future of the company.

At the Schools of Leaders and Innovation, the year 2022 became a planning period: the contents, priorities and actions began to be mapped for the construction of personalized trails.

For Escola ESG, the highlight was the revitalization of Compliance training.

In 2022, we invested more than 441,900 hours in training, which demonstrates CSN's concern for the development of its employees.

Another project aimed at the development of the group was the Trainee Program 2022. Out of (20,008) applicants, 50 people from different parts of the country were selected, of which 24 are women and 26 are men. With the aim of training and integrating future CSN leaders, it started in March and lasts for 18 months being scheduled to end in September/2023. The structure was divided into 4 phases, namely: Onboarding, Business Knowledge, Hackathon and On The Job.

In partnership with CSN Inova, we carried out the first edition of CSN Conecta, a program that aims to identify solutions with the objective of accelerating ESG pilot actions in the CSN Group according to the themes Water and effluents; Energy Efficiency; Waste Management; Climate changes; Diversity and Inclusion; Biodiversity and Forests and Health and Safety.

✓	The themes worked on in the first cycle were: water, energy, emissions, and waste. Employees who do not hold a management position were eligible to participate, in squads of up to 4 people, and may be from different units/locations:
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(In thousands of reais - R$, unless otherwise stated)
✓	Projects enrolled: 115
✓	Qualified projects (meeting manual requirements): 79
✓	Projects submitted (presentations and video) by participants: 31
✓	Selected projects (considering the investment value and ratings by the bank): 12

The projects and groups were presented to investors – our angel directors – on 11/30 and 12/1 at Faria Lima in São Paulo, and the three best evaluated projects will receive an award.

Our Recruitment & Selection policy contains the following points:

✓	The organization maintains a professional and responsible relationship with its employees and does not allow career-related decisions to be based on personal relationships.

✓	The organization does not tolerate any attitude guided by prejudices related to origin, religion, race, gender, sexual orientation, social class, age, marital status, political party position and disability of any nature, for the purpose of sponsoring and donating to social projects, assistance and cultural. Likewise, for the hiring and use of its professionals, as long as they meet the technical requirements and the profile required for the position.

✓	The organization does not allow illegal practices such as child labor and, therefore, maintains a work environment that respects the dignity of all employees, which promotes good professional performance and is free from any type of discrimination and sexual or moral harassment. The organization will not employ child or slave labor, nor will it agree with such practices by third parties that supply us with products or provide any type of service.

To meet the organization's need for human resources, priority is given to the internal recruitment and admission of People with Disabilities, provided they meet the prerequisites for the position in question.

In 2022, CSN participated in two academic events related to Internship Fairs, focused on attracting and selecting young people to work for the company:

✓	POLI/USP Integrative Workshop (WIPOLI), held from 08/31/2022 to 09/01/2022;
✓	UNESP Chemical Engineering Week, Campus Araraquara, held from 09/19/2022 to 09/22/2022.

In both events, we presented CSN's history and business, the Company's areas of activity and the Internship Program. In addition, among the proposed activities, we held lectures on the theme of Sustainability and Innovation, conducted by the Innovation and ESG Coordinators. Together, the two internship fairs were attended by 6,504 visitors, including students, professors, and external visitors, which fostered a considerable increase in the company's visibility and in the number of applications for the Internship Program for the second half of 2022.

Another project that we had at the CSN Group, in partnership with CSN Inova, is the Pilot with Gupy, a recruitment and selection platform that uses Artificial Intelligence to optimize the stages of the selection process, allowing the Company to quickly find candidates who have greater affinity with our vacancies. The implementation of the pilot, to be implemented by the Director CIG (Integrated Management Center), brought improvements and time optimization in our selection processes.

We ran our People Cycle where all employees had the opportunity to receive and give feedback on their current situation and their career expectations. The People Cycle consists of the following stages: evaluation – people committee, where calibrations are carried out - feedback - career & succession - preparation of the PDI - Development. The role of the leader in this process is fundamental. Leaders are responsible for supporting the development of the team, in order to make them better professionals, thus ensuring people's growth and CSN's perpetuity, through the career & succession program. The Competency Assessment follows the methodology as below:

▪ Executive Directors; Advisors, Directors; General Managers and Managers undergo a 360° Assessment in which they perform a self-assessment and receive an assessment from their immediate manager, peers, team, and internal customers/suppliers.

▪ Trainees undergo a 270° Assessment in which they perform a self-assessment, receive an assessment from the manager, peers and internal customers and suppliers.

▪ Coordinators and Supervisors undergo a 180° Assessment in which they perform a self-assessment and receive an assessment from the immediate manager and team.

▪ Specialists; Higher level; Administrative and Operational Level undergo a 90° Assessment in which they carry out a self-assessment and receive an assessment from the immediate manager.

23,963 employees were eligible for the Skills Assessment process. After the evaluation, we carried out the CSN Group's 9Boxes and implemented calibration in the People Committee, resulting in the “inverted L”, mapping the Company's talents and potential. 28 Executive-level People Cycle Committees were held, talent discussions and potential successors for Managers and above, in a record time of 30 days.

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(In thousands of reais - R$, unless otherwise stated)

We carried out a market mapping for executive positions that did not have potential successors, for which we developed a criticality matrix to analyze the positions. Aiming at the sustainability of the CSN Group's businesses, we carry out Assessments of all Steel and Mining Executives, where an PDI must be prepared to accelerate the career of those involved. Following the process, we updated our Skills Self-Development Guide to support the preparation of the PDI, which was also reformulated. And we have developed a new form to manage feedback. As a process improvement, we implemented a new performance management platform, where we will have everything integrated into a single system: result of goals; Skills; 9Box result, calibration committee, people cycle; feedback records and preparation of PDIs. This platform is based on social networks, to provide a better employee experience. It is more agile, transparent and friendly, and can be accessed through cell phones.

In 2022, 90.9% of employees in Brazil underwent a performance evaluation process:

Percentage of employees of the CSN Group submitted to performance evaluation [1]	2021	2022
By gender
Men	85.0%	91.4%
Women	74.0%	88.7%
By functional level
Executive	78.9%	100.0%
Leadership	95.0%	99.5%
Expert	90.0%	97.3%
Engineer	92.2%	98.3%
Undergraduate	91.4%	97.0%
Technician	92.0%	95.7%
Administrative	85.9%	95.0%
Operational	82.4%	89.1%
Capacitar program	47.8%	20.7%
Total	83.1%	90.9%
1. It considers the effective employees in the categories CLT and Programa Capacitar. It does not cover SWT and Lusosider, because companies do not have systematic corporate processes for evaluating employee performance. The percentage is calculated as the total number of employees evaluated in the year divided by the headcount on 12/31/2022, which includes professionals not eligible for the performance evaluation cycle.

In its employee recruitment and appreciation practices, the CSN group ensures non-discrimination, making it clear that the organization is intolerant of any practice contrary to its ethical values. The following points are included in its Recruitment & Selection policy:

▪ The organization maintains a professional and responsible relationship with its employees and does not allow career-related decisions to be based on personal relationships.

▪ The organization does not tolerate any attitude guided by prejudices related to origin, religion, race, gender, sexual orientation, social class, age, marital status, political party position and disability of any nature, for the purpose of sponsoring and donating to social projects, care and cultural. Likewise, for the hiring and use of its professionals, as long as they meet the technical requirements and the profile required for the position.

▪ The organization does not tolerate illegal practices such as child labor and, therefore, maintains a work environment that respects the dignity of all employees, which promotes good professional performance and is free from any type of discrimination and sexual or moral harassment. The organization will not employ child or slave labor, nor will it agree with such practices by third parties that supply us with products or provide any type of service.

▪ To meet the organization's need for human resources, priority is given to the internal recruitment and admission of People with Disabilities, provided they meet the prerequisites for the position in question.

The CSN Group ended 2022 with 24,924 direct employees, indicating a 1.5% turnover rate for direct employees.

8 – PERFORMANCE IN ESG ASPECTS (environmental, social and governance)

The year 2022 was marked by important initiatives towards the growth and expansion of the Company's businesses, which contributed significantly to an acceleration in the development of material topics in CSN's ESG management. In June 2022, the CSN Group published its Integrated Report for the year 2021, highlighting the update of the materiality matrix with a change in the order of priorities and the inclusion of three new themes: Diversity and Inclusion, People Management and Supplier Management. Furthermore, it was the first time that CSN reported the study and assessment of climate risks and opportunities following the TCFD framework in its entirety. The 2021 Integrated Report can be accessed on the website esg.csn.com.br.

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(In thousands of reais - R$, unless otherwise stated)

The year also stands out for the consolidation of the ESG Committee and the improvement of CSN in several internationally recognized indices:

	2020	2021	2022
Sustainalytics	50.1	39.1	26.0
MSCI	CCC	CCC	B
S&P Global	34	44	55
V.E. - Vigeoeiris	27	30	45
CDP Climate Change	C	B	B
CDP Water Security	C	B-	B-
GHG Protocol	Golden Stamp	Golden Stamp	Golden Stamp

CSN has outlined goals connected with the ESG agenda that guide the Company towards more efficient, integrated, and sustainable management. Below are the performances in the main goals according to their relevance and materiality for the Company and its stakeholders.

Performance of Key ESG Goals

	Indicators¹	Unit	Indicator Base-Year	2022	Status	Goal	Year
Environmental	Steel Emission Intensity ²	tCO2e / t crude steel	2.10 (Base-year 2018)	1.99		1.68	2035
	Cement Emission Intensity ³	kgCO2e / t cement	519 (Base-year 2020)	481		374	2030
	Mining Emission Intensity (GHG) 4 e 5	kgCO2e /t iron ore	5.77 (Base-year 2019)	7.24		4.04	2035
Social	Frequency Rate [6]	CAF+SAF	2.46 (Base-year 2020)	1.79		1.72	2030
Governance	Diversity (women on staff)%		14% (Base-year 2020)	20.5		28%	2025

¹ The units acquired in 2022 by CSN Cimentos and CSN Energia were not incorporated for this reporting.

² Considers emissions according to WSA methodology and production of UPV and SWT units.

³ In 2022, the CSN Cimentos Alhandra unit began to be considered in the management of CSN Cimentos data.

4 Considers the emissions of scopes 1 and 2 divided per ton of iron ore produced at CSN Mineração, according to the methodology of the Brazilian GHG Protocol Program.

5 It considers the emissions only of the mobile combustion category of CSN Mineração Scope 1 that represent 95% of CSN Mineração's scope 1 emissions, emphasizing that the scope 2 emission is zero due to the energy consumption coming 100% from renewable sources. The data reported in the company's 2021 Integrated Report considers the total emissions of the company CSN Mineração, scopes 1 and 2.

6 The rate considers accidents with and without absence of own employees and third parties / 1 million hours worked.

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(In thousands of reais - R$, unless otherwise stated)

A – Environmental Dimension

Environmental management

CSN maintains several Social-Environmental and Sustainability Management instruments in order to act in a proactive manner, serving the various stakeholders involved in the communities and businesses in which it operates. The company works constantly to transform natural resources into prosperity and sustainable development. Throughout 2022, BRL 492.2 million were allocated to environmental initiatives, between funding and investment, in sustainability initiatives, mitigation and compensation for possible impacts of its activities.

The Company has an Environmental Management System (EMS) that was developed based on the highest standards, especially the NBR ISO 14001:2015 standard. 95% of the Group's production units are certified under this standard, with two of them obtaining certification in 2022: CSN Cimentos Volta Redonda (RJ) and CSN Cimentos Alhandra (PB). The system ensures full compliance with environmental legislation, maximum efficiency in the use of natural resources, protection of biodiversity and awareness of direct and indirect workers.

CSN also has a Quality Management System certified by ISO 9001:2015 at the following Brazilian units: Arcos (MG), Sepetiba Container Terminal (RJ), Fundição ERSA (RO), Porto de Tecar (RJ), CSN Mineração (Casa de Pedra e Pires – MG), CSN Usina Presidente Vargas (RJ), CSN Porto Real (RJ), Prada Resende (RJ), Prada Camaçari (BA), Prada Uberlândia (MG), CSN Paraná (PR), Prada Santo Amaro (SP), Prada Valença (RJ) and Prada Mogi (SP). Overseas, at the Lusosider units in Portugal and SWT in Germany.

The Usina Presidente Vargas, Porto Real and Paraná units also have the IATF 16149:2016 certification, specific for serving the automotive industry. Prada Uberlândia and Resende are also ISO 22001:2018 certified for food safety at the units. And SWT is also certified by ISO 50001:2018 Energy and BES 6001 Product Sustainability and Green Seal for Green Steel.

With the acquisition of LafargeHolcim's Brazilian operations, eleven more units became part of this indicator in the Integrated Management System model (ISO 14001:2015 and ISO 9001:2015), in addition to API certification at the Cantagalo (RJ) unit, ISO 17025:2017 certification in Geocycle and Ecological Seal in cement grinding in Vitória (ES).

Waste and Circular Economy

The CSN Group applies the concept of circular economy in all sectors and businesses in which it operates. Focused on generating value from the maximum use of natural resources, the company evaluates solutions and implements technologies for the reuse of materials in its own production processes and other production chains.

Within the Company, the Special Sales area has been increasingly seeking opportunities to sell unserviceable and unused materials, aiming not only for zero landfill, but also for internal use. All units have a warehouse for receiving and proper segregation of materials for sale. In 2022, Circula+ (a digital platform for special sales) became the first spin-off of CSN Inova and ended the year with five active customers, in addition to CSN itself, and achieved a turnover of BRL 337 million, with a 15% growth compared to 2021, when the platform was not yet being used.

The year was also marked by the start of waste co-processing operations at CSN Cimentos in the Arcos unit. With the recent acquisition of the LafargeHolcin group´s Brazilian operations, CSN now also has the services of Geocycle, a company responsible for managing industrial and urban waste that can be used as alternative fuel in cement kilns. In this way, it enhances the co-processing initiatives already underway at CSN and strengthens its actions in line with the principles of circular economy.

The total volume of waste generated by CSN's businesses was 3% higher compared to 2021 - excluding mining rejects, this result is due to the demolition and renovation of Battery #3 of the Coqueria at UPV. Most of the waste generated (99%) is classified as non-hazardous. Of these, 93% were reused, reprocessed, or sold as inputs for other production chains, and only 7% were disposed of in properly licensed industrial landfills, incinerated, or treated for effluent.

Water Resources

Water is one of the main inputs for our production processes, especially in the steel and mining sectors. We ended 2022 with an 8.2% reduction in the volume of water captured compared to 2021, going from 81,000 m³ to 74,000 m³ in 2022. Compared to 2019, the reduction is even more significant, with a 14% reduction and 94.4% water recirculation in the production process at the Usina Presidente Vargas operations.

In 2022, a water footprint study was conducted at the Cimentos unit in Arcos/MG, which showed an increase in the recirculation index from 80% to 93%. In addition, with the inclusion of the Alhandra/PB plant in the annual results of the segment, the specific water intake per ton of cement produced achieved a reduction of 25% compared to 2022, dropping from 98.8 to 74.4 liters/ton of cement in 2022.

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(In thousands of reais - R$, unless otherwise stated)

CSN Mineração has committed to reducing the consumption of new water per unit of iron ore production by at least 10% by 2030 (2018 baseline). By 2021, a reduction of 11% had already been achieved. However, 2022 was marked by heavy rainfall in the first quarter that substantially affected the production of iron ore at the Casa de Pedra unit, located in Congonhas/MG. The decrease in production impacted the indicator, resulting in an 8% increase in this volume compared to the baseline year (2018). The expectation for 2023 is that the indicator will return to the levels of 2021.

Regarding water recirculation in the beneficiation production process at the Central Plant, due to investments in operational improvements, the recirculation rate increased from 79% in 2018 to 88% in 2022. With the start of operations at P15 and the implementation of dam decharacterization projects, it is expected that the mine will operate more efficiently and achieve recirculation levels of up to 95% by 2025.

Biodiversity and Natural Resources

In 2022, were established governance and management practices that resulted in significant progress regarding biodiversity and natural resources. At the beginning of the year, the Biodiversity and Forest Working Group was established, which supports the ESG Integrated Management Commission and the ESG Committee. Among the group's works throughout the year, the following stand out: geoprocessing of properties, forest diagnosis, benchmarking, and a preliminary assessment of the impact and dependence of our operations on ecosystem services and natural resources. In total, CSN protects an area of approximately 81,000 hectares distributed throughout the various Brazilian biomes.

Biodiversity management at CSN is aligned with the guidelines of the Task Force on Nature-related Financial Disclosure (TNFD). In addition, a biodiversity roadmap has been established, which includes work fronts over the next three years, engaging the Working Group and other areas of the company in the development of practical projects that address requirements not only of TNFD but also of the Performance Standard 6 (Conservation of Biodiversity and Sustainable Management of Living Natural Resources) of the International Financial Council (IFC).

Thus, the identification of key risks and opportunities and their respective management become the main objective in our Biodiversity and Natural Resources strategy, aiming to support and complement CSN's risk management, which, up to this point, already includes a systematic assessment of climate risks and opportunities.

Climate Change

In 2022, CSN announced its ambition to provide essential materials to society with net-zero carbon emissions by 2050. CSN invests efforts and resources in reducing greenhouse gas emissions and mitigating the impacts related to climate change. The company was the first in the steel industry to publicly present targets for reducing its greenhouse gas emissions, and to achieve this journey towards carbon neutrality, restructured its climate strategy into three pillars: Stakeholders, Mitigation, and Adaptation. (Learn more at esg.csn.com.br/mudancas-climaticas)

In 2022, the marginal abatement cost curve (MAC) of the steel industry was updated with detailed project cost and emission reduction assumptions, which also incorporated the SWT emission reduction projects in the Blue phase (until 2030). The mining MAC curve was also constructed, considering the predefined emission reduction projects in the 30% reduction target in greenhouse gas emission intensity until 2035 and neutrality until 2044. In 2023, the CSN Cimentos Brasil MAC curve will be reviewed and updated with the entry of new LafargeHolcin Brazilian plants and the Alhandra Unit.

At the beginning of the year, the company completed a qualitative assessment of climate risks for all CSN segments, based on TCFD (Task Force for Climate-Related Financial Disclosure) guidelines and disclosed in the Integrated Report 2021. In 2022, CSN also completed a quantitative assessment and the first climate scenario study aimed at encouraging and equipping company managers to consider climate change factors in the company's strategic decision-making. To achieve this, three climate scenarios were developed based on the narratives of the Shared Socioeconomic Pathways (SSP) scenarios used in the latest IPCC report. The study will be available in greater detail in the Integrated Report 2022, scheduled for publication in April 2023.

The year 2022 was a time of great maturity in the governance of material issue, now the company's top leadership monitors the progress of decarbonization projects in the Steel, Cement and Mining segments monthly. We are reinforcing this strategy for the coming years with the acquisition of CEEE in 2022 and energy self-sufficiency, which will support the sustainability of the Company's decarbonization plans.

Since 2013, the company has conducted an inventory of greenhouse gas emissions, following the guidelines of the GHG Protocol. The company has received the Golden Seal for the eighth consecutive year for reporting the emissions in all units and submitting them to external verification. CSN also reports annually to the Disclosure Insight Action (CDP) on specific information related to climate change, supply chain, and water security. In 2022, we maintained a score of B in Climate Change and Water Security.

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(In thousands of reais - R$, unless otherwise stated)

Dam Management

Dam management is one of the priority topics on the CSN ESG agenda, the controlling company of CSN Mineração, the first large-scale mining company to become 100% independent of dams usage with no history of accidents in its facilities. The operation consists of dry stacking of tailings, following best national and international practices for safety, risk mitigation, and social-environmental impact.

The Company's socio-environmental guidelines also include monitoring of the dams previously used to contain tailings from CSN Mineração's beneficiation process. According to the dam classification (Resolution 95/2022 of ANM), all dams are audited by specialized and independent companies, aiming to attest to the dams´ stability and identify preventive actions to ensure the structures´ stability. The Dam Safety Plan and the Emergency Action Plan for Mining Dams (PAEBM) of CSN Mineração are completed with all volumes consolidated in compliance with ANM's regulation.

We ended 2022 with all CSN Mineração dams - a company controlled by CSN - with a zero level of emergency, that is, with stability guaranteed according to national legislation. In continuation of the schedule for the de-characterization of our dams, the de-characterization of Auxiliar do Vigia and B5 Dams were completed, and the de-characterization process of the Vigia Dams is ongoing, which will be completed in the first half of 2023, and B4, which is expected to be completed by 2028, according to the following schedule:

The stabilization for the B2A Dam, belonging to Minérios Nacional - a company of the CSN Group, are also ongoing, and in 2022 it was classified as level 02 emergency. Due to the work process and the constant evolution in safety factors, it is expected that in the first quarter of 2023 the structure will be classified as level 1 and the process of decharacterization will continue, scheduled to be completed in 2026.

B - Social Dimension

Health and Safety at Work

Peoples´ health and safety is our top priority, in 2022, we achieved the lowest historical level of our frequency rate (CAF+SAF: accidents with or without absence of own and third-party employees). There were 1.79 accidents/million man-hours, a decrease of about 25% compared to 2021, the best frequency rate in the last 8 years, and the highest percentage of reduction since the beginning of data compilation for the units in 2014, setting a new milestone for the CSN group. In addition, the year was marked by the nonappearance of accidents with absence of own employees in the following units: Cimentos (VR), Alhandra (PB), Minérios Nacional (Fernandinho), Porto Real, and Prada Distribuição.

The safety of direct and indirect employees is a top priority for CSN. The successive improvement in frequency rate indicators reinforces the company's commitment in the pursuit of zero accidents. The Company's Health and Safety Guidelines are based on the best market practices, directed by regulatory standards with national and international recommendations. In addition, through guidelines established in policies and manuals of the CSN Group - controlling company of CSN Mineração - all direct and indirect employees are trained in actions and behaviors related to occupational safety, proactivity, legal compliance, mitigation, control of hazards and risks, prevention of occupational accidents and illnesses.

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(In thousands of reais - R$, unless otherwise stated)

The Sustainability Policy and the Health and Safety Manuals of the CSN Group - applicable to all its businesses - can be accessed in the links below:

• Sustainability Policy (access here)

• Occupational Safety and Health Management Manual (access here)

• Occupational Health and Safety Manual for Suppliers (access here)

In 2022, CSN Cimentos in Arcos started the process of adapting to comply with ISO 45.001:2018. In Portugal, Lusosider and SWT, in Germany, have a Health and Occupational Safety Management System certified by the ISO 45.001:2018 standard.

In order to monitor and measure the effectiveness of compliance with safety guidelines, operations use performance indicators that include: frequency and severity rates of accidents with and without injuries, for both own employees and third parties; behavioral audits, record control and anomaly treatment, with daily reporting of these indicators to top management, as well as the Critical Risks Fatalities Prevention Program.

The Company's actions for health go beyond occupational health, seeking engagement and habit change with a focus on a healthy life for all employees, direct and indirect. Among the programs, there are awareness-raising actions focused on reducing and preventing non-communicable chronic diseases (such as diabetes, hypertension, and obesity), mental health care, healthy eating, physical activity, and prevention of alcohol, tobacco, and other substance use.

In 2022, in partnership with public health entities, we continued to strongly encourage vaccination against Covid-19 and other communicable diseases, including administering vaccines within our CSN Group units. In addition, internal vaccination campaigns against the flu (H1N1) were carried out with the participation of more than 17,000 employees.

Through programs aimed at improving Health and Safety performance, CSN directly contributes to creating and maintaining a safe and healthy work environment. These initiatives include:

Occupational Health and Safety Initiatives

Readiness Test: An online tool that combines science and technology to assess readiness for work and predict possible changes in attention and response that could increase the risk of accidents resulting from personal factors. The test is performed daily on employees who perform critical activities at the UPV units (Volta Redonda/RJ) and Casa de Pedra (Congonhas/MG) and in 2023 will be extended to other Company units in Brazil.

Prevention Program for Alcohol and Drugs (PPAE): A program aimed at preventing, treating, and combating the misuse of alcohol and/or other drugs, aimed at the physical and psychological integrity of employees and suppliers. This program is carried out respecting all medical confidentiality criteria, respect and support for those involved, and the company's compliance guidelines.

Integrated SIPATMA: The Company annually carries out the SIPATMA - Internal Week of Accident Prevention and Environment in a corporate manner, covering all employees and suppliers.

Health and Safety Performance Index (IPSS): The indicator measures the health and safety results of the CSN Group's businesses and units in a consolidated way and allows visualization, in addition to the reactive indicator, of compliance and adherence to preventive and legal health and safety programs.

Virtual Reality Training: The company has begun to implement training on a virtual learning platform with the application of games and virtual assistants as facilitators of theoretical content, rules with animation pills, and the use of 3D glasses for simulations, providing a virtual environment experience. Implementation began in the Mining segment and will be expanded to other businesses in 2023.

Diversity and Inclusion

Diversity among people is a lever for innovation and business growth at CSN, which supports the transformation of our society. Initiatives and actions related to the evolution of talent recruitment, assessment, and recognition processes reflect in practice mechanisms that promote gender representation and equity, people with disabilities (PWDs), and minority groups in operational positions and leadership positions.

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(In thousands of reais - R$, unless otherwise stated)

The CSN Group has a zero-tolerance policy towards any form of discrimination, as expressed in its Code of Ethics. In 2020, the goal was set to double the female workforce at CSN by 2025, from 14% to 28%. The representation of women in the CSN Group increased from 17.5% in December 2021 to 20.5% in December 2022, a growth of 17% in the period.

In pursuit of our commitment, in 2022, the company continued a series of meetings and discussions with administrative and operational leaders to promote awareness and knowledge about the importance of an inclusive and diverse work environment. In this regard, the live video conference on racial literacy, taught at the ESG School of the Corporate University, stands out, which added to almost 4,000 diversity and inclusion trainings on the platform this same year, engaging leaders and employees.

Regarding the result of Representation of People with Disabilities, in 2022 we had a growth of 20%, compared to 2021, counting on practices that aim at the inclusion of these citizens, such as the program Capacitar Pessoa com Deficiência, launched this same year. In addition, goals were cascaded to all the group's businesses, directing all towards a path of greater inclusion and diversity.

Social Capital and Relationships

In 2021, CSN committed to conducting a human rights due diligence in the municipality where its Casa de Pedra mine is located, Congonhas, MG. In 2022, CSN Group and its Foundation, together with the Center for Human Rights and Business at Fundação Getúlio Vargas, began the internal assessment of processes, systems, and people regarding the identification and management of adverse human rights risks in nearby communities. The work has been developed based on the UN Guiding Principles for Business & Human Rights framework, used as the primary tool to identify risks and impacts on human rights associated with business activities, including its value chain. The project is scheduled to conclude in the first half of 2023.

In 2022, the company developed its "Theory of Change," an important tool for strategic direction aimed at development and investment in the territories in which the company is related. The process was conducted by the CSN Inova ESG cell together with the CSN Foundation.

Its participatory construction involved more than twenty actors called upon for listening rounds and dialogue interviews, in which the main facilitators and inhibitors of territorial development in Brazil and Latin America could be understood. Through this process, CSN Group designed an impact theory in development that contains its main objectives, territories, SDGs, assumptions, monitoring indicators, and logic framework for implementation, maintaining its commitment to a sustainable long-term future, promoting the dynamization of the local economy and income generation for vulnerable communities in these territories.

The Theory of Change can be accessed here. The first economic and socio-environmental development project resulting from this work is already being developed in Piauí, where CSN operates one of its logistics assets, the TLSA railway.

Social Responsibility

CSN promotes a positive and partnership-based relationship with the local communities where it operates. The main vehicle for building these relationships is the CSN Foundation, which has been operating for over 60 years in the territories and plays a fundamental role in promoting transformation through social, educational, and cultural development. The Foundation has education, culture, articulation, and curation as its main areas of focus. To learn more about the actions and programs of the CSN Foundation, visit https://fundacaocsn.org.br/.

In 2022, the expansion of the CSN Group provided new challenges and opportunities for the CSN Foundation. With the integration of the Companhia Estadual de Geração de Energia Elétrica (CEEE) and the Brazilian assets of LafargeHolcim, the Foundation became part of the initiatives carried out by the Força e Luz Foundation, managed by CEEE, and by the LafargeHolcim Institute.

The CSN Foundation believes in the transformation of society through education and cultural expression. Among its programs, the Garoto Cidadão program stands out, which is a sociocultural project that serves 2,533 children and adolescents in the main cities where the company is located. In 2022, two new spaces were inaugurated, one in the urban area of Coxim/MS and the other in Heliópolis/SP.

With its operating model, the CSN Foundation connects investments to the Sustainable Development Goals (SDGs) agenda and the principles of the UN Global Compact, and contributes directly to the transformation of lives, families, and communities, reinforcing its commitment to the cities where it operates.

Highlights of CSN Foundation in 2022:

• The CSN Group invested over BRL 26 million in social responsibility, supporting 74 projects across 18 Brazilian cities.

• The Foundation directly carried out actions in 32 cities.

• 425 cultural actions were performed, reaching 246,916 views.

• 644 students were awarded scholarships for formal education.

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(In thousands of reais - R$, unless otherwise stated)

• 4,643 young people benefited from their projects.

C - Governance Dimension

The ESG Committee, a non-statutory advisory body to the Board of Directors of CSN Group, is composed of senior executive leadership and is responsible for defining the Company's ESG strategies, together with the Sustainability Directorate, which reports directly to the CEO of CSN. The Committee is directly involved in managing ESG indicators, evaluating and identifying ESG risks and opportunities, and developing projects to leverage the innovation agenda.

The Board of Directors is responsible for establishing strategic guidelines and deliberating on economic, social and environmental issues that impact the Company's business. To support the Board of Directors' decisions, the ESG Committee is responsible for presenting progress, challenges, risks and opportunities related to the eight Thematic Groups presented in the image below to this body. These Groups were created in accordance with the Company's Materiality Matrix, last reviewed in 2022.

The structure also includes the Integrated ESG Management Commission, composed of ESG ambassadors appointed by the members of the Committee, whose main function is to implement an open innovation and sustainability system distributed across the Thematic Groups. The main function of the Integrated Management Commission is to standardize concepts and disseminate best practices in all business segments, with a focus on achieving established goals. In parallel, ESG Ambassadors participate in training and workshops related to the ESG Innovation theme and coordinate strategic projects. In 2022, in the first year of operation, six meetings of the ESG Committee were held, 1,400 hours of training and workshops were conducted with the 25 ESG Ambassadors and 67 initiatives mapped.

In 2021, with the support of the ESG Committee, the CSN Conecta program was launched with the aim of identifying ESG actions initiatives that could transform the day-to-day operations of the CSN Group and the entire industry and be accelerated. The topics addressed included water, energy, emissions, and waste. Among the 130 projects received, 12 were approved and implemented. The top three received a financial prize and were announced during ESG Week 2022, along with the start of the new project cycle for 2023, which will cover the following topics: water and effluent, energy efficiency, waste management, climate change, diversity and inclusion, biodiversity, forests, health, and safety at work.

9 - STATEMENTS ON PROJECTIONS AND FUTURE PROSPECTS

This document contains forward-looking statements that express or suggest expectations of results, performance or events. Actual results, performance and events may differ significantly from those expressed or suggested by the forward-looking statements due to various factors, such as: general economic conditions in Brazil and other countries, interest rates and exchange rates, future renegotiations and early payment of obligations or credits in foreign currency, protectionist measures in Brazil, the US and other countries, changes in laws and regulations, and competitive factors in general, at the regional, national or global level.

The financial information of CSN presented here is in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil. Non-financial information, as well as other operational information, has not been audited by independent auditors.

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(In thousands of reais - R$, unless otherwise stated)

4Q22 AND 2022 FINANCIAL RESULTS

March 08, 2023

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(In thousands of reais - R$, unless otherwise stated)

São Paulo, March 8, 2023 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its fourth quarter of 2022 (4Q22) and 2022 yearly financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results in the fourth quarter of 2022 (4Q22) and the compared are for the third quarter of 2022 (3Q22), the fourth quarter of 2021 (4Q21) and the year 2021. The price of the dollar was BRL 5.58 at 12/31/2021; BRL 5.41 on September 30, 2022, and BRL 5.22 on 12/31/2022.

4Q22 Operational and Financial Highlights

15% GROWTH IN ADJUSTED EBITDA FOR THE QUARTER, SUPPORTED BY THE MINING SEGMENT AND THE INTEGRATION OF THE LATEST ACQUISITIONS	STRONG COMMERCIAL DYNAMISM ON MINING GENERATED THE BEST QUARTER OF THE YEAR IN TERMS OF SALES, WITH IMPROVEMENT IN REALIZED PRICES

Despite a quarter marked by seasonality and greater economic uncertainties, CSN was able to show growth in operating results, with the mining segment offsetting the weaker performances recorded in the steel industry.

As a result, 4Q22 Adjusted EBITDA reached BRL 3.1 billion and with an EBITDA margin of 27%. In the year, Adjusted EBITDA was BRL 13.8 billion, with a margin of 30%.

The quarter was marked by strong sales volume and favorable price dynamics. As a result, mining segment accrued an Adjusted EBITDA of BRL 1,779 million and with a profitability that exceeded the 50% mark.

For 2023, the perspective is for production growth, with a greater iron ore quality and prices that are surprising positively.

STEEL INDUSTRY MARKED BY SEASONALITY ON 4Q22, BUT THE YEAR'S PERFORMANCE SHOWS A MUCH MORE RESILIENT COMPANY	CEEE-G INCORPORATION IN THE ENERGY SEGMENT

Even with a lower production cost, the steel industry's result was impacted by a weaker trading pace at the end of the year and lower price dynamics.

On the other hand, CSN's performance throughout 2022 reinforces the Company's resilience by delivering an over 20% margin, even considering the pressures in raw material costs and a decrease in international market prices.

The incorporation of CEEE-G opens up a new avenue of opportunities for CSN's energy segment and the benefits of self-production and the sales of energy surplus will be even more relevant throughout 2023.

On the other hand, the closing of the acquisition and the disbursement with the concession concentrated in 4Q22, ended up temporarily pressuring CSN leverage.

CIMENTOS BRASIL (EX-LAFARGEHOLCIM BRASIL) CONSOLIDATON GENERATES A RECORD RESULT IN THE CEMENT SEGMENT	ESG

Net revenue reached an all-time high of BRL 1.2 billion in 4Q22, driven by the consolidation of the latest acquisitions and a further pulverized sales channel. On the other hand, the period profitability was impacted by higher production costs and pressures on raw material costs.

The expectation for 2023 is to accelerate the capture of synergies and take advantage of the favorable dynamics of the sector.

CSN received a new rating from Sustainalytics, reducing from 39.1 to 26.0 the ESG risk score. Of the 155 steel and mining companies evaluated globally, CSN achieved the 4th best score in the industry.

CSN was also the only Brazilian company in the steel, mining and construction sectors named in the S&P Global Sustainability Yearbook 2023, ranked as the company in the steel industry that has made the most progress in ESG practices in the world, receiving the stamp of "Industry Mover".

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(In thousands of reais - R$, unless otherwise stated)

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue totaled BRL 11,129 million in the 4Q22, which represents a 2.1% increase when compared to 3Q22 as a consequence of the higher volume of iron ore sold in the period, in addition to the higher realized price and the positive effect of the incorporation of Cimentos Brasil (ex-Lafarge Holcim Brasil) in the consolidated results. These factors eventually compensated for the weaker dynamics observed in the steel market at the end of the year. In 2022, net revenue totaled BRL 44,362 million, an annual reduction of 7.4% due mainly to operational challenges in mining, related to a high volume of rainfall observed at the beginning of the year, in addition to all the instability in international iron ore prices. The result, however, was partially offset by important acquisitions made by the Company, such as Cimentos Brasil and CEEE-G, both with their results consolidated now in 4Q22.

•	The cost of goods sold (COGS) totaled BRL 7,847 million in 4Q22, a reduction of 6.2% compared to the previous quarter, as a result of the reduction in the costs of some raw materials such as coke and coal, in addition to a greater dilution of fixed costs due to the increase in mining sold volumes. In 2022, the COGS totaled BRL 31 billion, representing an increase of 20% compared to 2021, due to higher raw material costs throughout the year, mainly in the steel industry.

•	As a consequence of lower cost pressure, the gross margin for the quarter reached 29.5%, meaning an increase of 6.2 p.p. compared to 3Q22. This performance mainly reflects the operational improvement observed in the mining segment and the reduction of raw material costs in the steel industry. In 2022, however, gross margin reached 30% and was 16.1 p.p. lower than in 2021, a year marked by extraordinary results due to the strong commodities prices.

•	Sales, general and administrative expenses totaled BRL 1,213 million in 4Q22, 52% higher than in the previous quarter as a consequence of the higher volume of iron ore traded and the incorporation of Cimentos Brasil's operations, which ended up compensating for a seasonal weaker quarter on sales for the Brazilian market. In 2022, expenses totaled BRL 3,250 million, 9.8% higher than in 2021.

•	The group of other operating income and expenses was negative in BRL 952 million in 4Q22, mainly as a result of the cash flow hedge accounting operations that totaled BRL 640 million in the period. In the year, the net result was negative in BRL 2.7 billion, a reversal of results when compared to 2021, which was positively impacted by the iron ore hedge that was not continued in 2022.

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(In thousands of reais - R$, unless otherwise stated)
•	In 4Q22, the financial result was negative in BRL 1,181 million, representing an increase of 271% compared to the previous quarter, as a consequence of a higher costs of debt, in addition to the negative effect of exchange variation. In the year, the financial result was negative by BRL 3.5 billion, mainly impacted by the increase in interest paid in the period and the negative adjustment in Usiminas’ share value observed in the year.

•	The equity result was positive at R$ 71 million in 4Q22, a reduction of 24% compared to the last quarter, as a consequence of seasonality with a weaker performance of MRS, caused by the constant rains recorded in the quarter. In 2022, equity reached R$ 238 million, an annual increase of 30% due to MRS's solid operating performance throughout the year.

•	In 4Q22, CSN recorded a Net Income of BRL 197 million, even considering the greater impacts with financial expenses and exchange variation verified in the period. In 2022, net income was R$ 2.2 billion, a reduction of 84% compared to 2021, a period marked by the Company's historical record of profitability and by the effect of CSN Mineração's IPO.

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that it should not be considered in the calculation of recurring operating cash generation.

•	Adjusted EBITDA in 4Q22 was BRL 3,123 million, with an adjusted EBITDA margin of 27.1% or 3.2 p.p. above the one recorded last quarter. This operational increase is a direct consequence of the improvement in mining results, which accounted for 57% of the quarter’s performance and more than offset the weaker dynamics observed for the steel segment. In 2022, Adjusted EBITDA reached BRL 13,817 million, a 30.1% lower result than in 2021, due to lower operating results for the year, reflecting price reductions in iron ore and higher raw material costs in the steel segment.
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(In thousands of reais - R$, unless otherwise stated)

Adjusted EBITDA (BRL MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the 100% stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in 4Q22 was negative in BRL 146 million, affected mainly by the higher volumes of Capex and financial expenses, in addition to the increase in taxes paid in the period.

Adjusted Cash Flow¹ on 4Q22 (BRL MM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC

Indebtedness

As of December 31, 2022, consolidated net debt reached BRL 30,471 million, with the leverage indicator measured by the Net Debt/EBITDA ratio reaching 2.2x. This increase on leverage is a consequence of a series of disbursements made through the period, mainly those related to the acquisition of CEEE-G like the disbursement of BRL 2.0 billion regarding the concession payment, in addition to distribution of dividends. However, when considering the resources with prepayment of iron ore obtained in January in the debt at the end of the year, the leverage would be 2.0x and within the guidance disclosed by CSN, which reinforces the transitory and exceptional effect of this leverage above the ceiling. Additionally, even with the largest volume of financial disbursements, CSN maintained its policy of carrying a high cash, which in this quarter reached the level of BRL 12 billion.

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(In thousands of reais - R$, unless otherwise stated)

Leverage, Liquidity And Net Debt (BRL Billions; Net Debt / Ebitda (X))	Net Debt Build-Up (BRL Billion)

¹ Net Debt / EBITDA: To calculate the debt considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains active in its goal of extending the amortization period, focusing on long-term operations and the local capital market. Among the main movements of 4Q22, the 12th and 13th debentures were issued, in the amount of BRL 1.9 billion, with maturities in 2027, in addition, the conclusion of the 1st issue of debentures from the Company’s subsidiary Prada in the amount of BRL 130 million maturing in 2024 and the 1st debenture issue of the State Electric Power Generation Company - CEEE-G, in the amount of BRL 1.9 billion. also maturing in 2024.

Amortization Schedule (BRL Bi)

¹ IFRS: does not consider participation in MRS (37.27%) .

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the 2022 balance was USD 779 million, as shown in the table below, resulted from the increase in the Hedge Accounting operations and in line with the company's policy of minimizing the impacts of exchange rate volatility on the result.

The Hedge Accounting adopted by CSN correlates the projected flow of dollar exports with future debt maturities in the same currency. Thus, the exchange variation of the dollar debt is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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(In thousands of reais - R$, unless otherwise stated)

Investments

A total of BRL 1,036 million were invested in 4Q22, a performance 23% higher than the amount invested on last quarter, as a consequence of the acquisition of large equipment’s for cement operations and the incorporation of current investments on the operations of Cimentos Brasil. In the year, BRL 3,413 million were invested, an increase of 16% compared to 2021, mainly impacted by the Cimentos Brail incorporation and the acceleration of Capex at the end of the year.

Net Working Capital

The Net Working Capital (NWC) applied to the business totaled BRL 2,480 million in 4Q22, an increase of 85% when compared to 3Q22 as a consequence of the punctual increase in inventories and accounts receivable, partially offset by the increase with suppliers. Compared to the same period last year, the Company's NWC was 66% higher, mainly impacted by the increase in receivables due to longer receipt times.

The calculation of the Net Working Capital applied to the business does not take Glencore's advance, as shown in the following table:

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(In thousands of reais - R$, unless otherwise stated)

¹ Other CCL Assets: Considers advance employees and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME are not considered the balances of warehouse stocks.

Dividends

As disclosed on the Material Fact published on November 21, 2022, through the Asset Restructuring Agreement entered into between Rio Purus Participações S.A. and CFL Participações S.A. (“CFL”), the shareholders committed to vote in favor of the distribution of dividends of up to BRL 2.3 billion at the 2023 Annual General Meeting. Therefore, the proposal for the allocation of results for the year 2022 reflects this amount, already considering the R$ 700 million declared as interest on equity on December 23, 2022.

Closing of the CEEE-G

On October 21, 2022, the Company concluded the acquisition process of 66.23% of the shares issued by the State Companhia Estadual de Geração de Energia Elétrica – CEEE-G for the total price of BRL 928 million. The process also included the disbursement of more BRL 2.0 billion for the grant bonus. Additionally, on December 22, 2022, CSN acquired another 32.74% stake of CEEE-G, for the transfer of shares held by Centrais Elétricas Brasileiras S/A, in the amount of BRL 367 million. As a result, CSN now holds 99.0% of CEEE-G, adding 910Mw of Installed Capacity, with 15 own assets, 11 minority interests and 3 wind projects.

Results by Business Segments

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(In thousands of reais - R$, unless otherwise stated)

Net Revenue by Segment - 4Q22 (BRL million-before eliminations)

Adjusted EBITDA by Segment - 4Q22 (BRL million-before eliminations)

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(In thousands of reais - R$, unless otherwise stated)

Result 4Q22 (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	6,055	3,529	86	608	154	1,181	(483)	11,129
Domestic Market	4,501	336	86	608	154	1,181	(949)	5,917
Foreign Market	1,554	3,193					466	5,212
COGS	(5,214)	(1,878)	(58)	(382)	(139)	(900)	724	(7,847)
Gross profit	840	1,651	28	226	15	281	241	3,282
DGA/DVE	(341)	(139)	(9)	(52)	(17)	(148)	(507)	(1,213)
Depreciation	326	268	11	96	29	132	(38)	825
Proportional EBITDA of joint contr							229	229
Adjusted EBITDA	826	1,779	30	270	27	265	(75)	3,123

Result 3Q22 (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,698	2,527	69	653	48	778	(875)	10,897
Domestic Market	5,655	437,50	69	653	48	778	(1,091)	6,549
Foreign Market	2,044	2,089					215	4,348
COGS	(6,426)	(1,800)	(54)	(397)	(53)	(501)	873	(8,359)
Gross profit	1,272	727	14	256	(5)	276	(3)	2,538
DGA/DVE	(334)	(63)	(7)	(37)	(10)	(100)	(248)	(798)
Depreciation	313	253	9	108	4	82	(78)	689
Proportional EBITDA of joint contr							285	285
Adjusted EBITDA	1,251	916	16	327	(10)	257	(44)	2,713

Result 4Q21 (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,648	2,401	86	444	47	423	(687)	10,361
Domestic Market	4,966	447,97	86	444	47	423	(957)	5,456
Foreign Market	2,682	1,953					270	4,905
COGS	(5,096)	(1,669)	(60)	(342)	(39)	(269)	869	(6,606)
Gross profit	2,552	733	26	101	8	154	182	3,755
DGVA	(324)	(86)	(8)	(42)	(8)	(72)	(273)	(814)
Depreciation	285	232	8	119	4	56	(81)	623
Proportional EBITDA of joint contr							163	163
Adjusted EBITDA	2,513	878	26	178	4	137	(10)	3,727

Steel Result

According to the World Steel Association (WSA), global crude steel production accrued 1,831.5 million tons (Mt) in 2022, representing a 4.3% decline compared to 2021, also reflecting the effects of the conflict between Russia and Ukraine and its developments in the European market. In 2022, the European Union reduced its production by 10.5% due to the closure of several steel plants as a consequence of the energy restriction verified after the conflict began. In the year, only the Middle East showed increased production due to the announcement of major real estate and infrastructure projects in the region. In turn, China produced 55.3% of the global volume (1,013 Mt), which corresponds to a retraction of 2.1 p.p. in relation to the same period and 2021, mainly resulting from the direct impact of production interruptions due to covid's zero policy and heat wave, which increased energy rationing in the country. However, the outlook for 2023 is positive as we see several stimuli being announced to resume China's economic growth, apart from the easing of policies against Covid. Brazil produced 36.1Mt in 2022, which corresponds to an annual decline of 5.8%, mainly impacted by the cost pressures faced throughout the year, in addition to a more difficult basis for comparison due to the strong volumes verified in the previous year.

Steel Production (thousand tons)

In the case of CSN, plate production in 4Q22 totaled 959,000 tons, a performance 6.5% lower than in the previous quarter. In turn, the production of flat laminates, our main operation market, reached 873 kton, which represents a 1.4% reduction compared to 3Q22, in line with the operational seasonality. In 2022, plate production reached 3,774,000 tons, down 7.3% from the previous year, due to scheduled stoppages and pressures on production costs and on the supply chain, due to the conflict between Russia and Ukraine.

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(In thousands of reais - R$, unless otherwise stated)

Sales Volume (Kton) - Steel

Total sales reached 1,008 thousand tons in the fourth quarter of 2022, a volume 1.6% lower than in the same period of 2021. When analyzing the behavior in the different markets, it is perceived that the domestic market sales were the main responsible for the contraction, adding up to 740 thousand tons of sold steel products, which represents a reduction of 14% when compared to 3Q22, as a result of the seasonality that was even more pronounced at the end of this year due to the World Cup and uncertainties related to the political environment. In the foreign market, 4Q22 sales totaled 269 thousand tons and were 11% lower than those in 3Q22, considering a lower sales volume verified in the European market. In the quarter, 8,000 tons were exported directly and 261,000 tons were sold by subsidiaries abroad, of which 39,000 tons by LLC, 154,000 tons by SWT and 69,000 tons by Lusosider.

Regarding 2022, the total sold volume was 4,392 thousand tons, a 4.6% lower level than in 2021, with 3,077 thousand tons being sold from the domestic market and 1,315 thousand tons abroad. Of this total, the foreign market showed the greatest retraction (-7.8% p.a.) explained by the energy instability and lower growth rates in the European market.

In relation to the total sales volume in 4Q22, all segments showed a retraction compared to the previous quarter, with Industry (-25.7%) and Distribution (-9.4%) appearing among the main highlights. In the annual comparison, the year was positive, with an increase in sales volume in most sectors, with Distribution (+29.6%) and Construction (+20%) being the main beneficiaries and were partially offset by Home Appliances (-42.6%) and Packaging (-14.3%) segments.

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(In thousands of reais - R$, unless otherwise stated)

According to ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores), the 2022 car production registered 2,370 thousand units, an increase of 5.4% in relation to the previous quarter. The Association also projects a 2.2% growth for 2023, with a production of 2,421 thousand units of vehicles, driven by a growth in light vehicles.

According to data from the Instituto Aço Brasil (IABr), the production of Crude Steel in 2022 reached 26.7 Mton, a 6.3% lower performance than in 2021. Apparent Consumption was 23.5 Mton, a 11% drop in the annual comparison. In turn, the Steel Industry Confidence Indicator for the month of December was 42.6 points, a reduction of 10.8 p.p. compared to September and below the 50-point dividing line, indicating lower confidence for the next six months in the local market.

According to IBGE data, the production of appliances for the year 2022 recorded a 13.3% reduction compared to the previous year. For 2023, the market is expected to perform better, recovering after the low performance observed in 2022.

Sales by Market Segment

•	Net revenue in Steel reached BRL 6,055 million in 4Q22, a performance 21.4% lower than in 3Q22, as a result of a more accentuated seasonality verified in this quarter that combined lower sales due to the instability of the electoral period, uncertainties regarding the economic cycle and the World Cup, with lower prices. In this sense, the average price of 4Q22 in the domestic market was 8.1% lower than presented in 3Q22, a performance that follows the downward trend observed in international prices in the second half of the year. In turn, the foreign market price was 15.2% lower compared to last quarter, a performance pulled by the economic slowdown in Europe. In 2022, the steel company's net revenue reached BRL 29,341 million and was 2.5% lower than in 2021, the best year ever recorded by the Company, which reinforces the resilience of the result even in a period marked by greater instability.

•	The plate cost in 4Q22 reached BRL 3.923/ton, representing a further decrease of 5.2% compared to the previous quarter, as a result of the reduction in raw material costs for production, mainly coal and coke.

Cost of plate with deprec. (R$/t)	4Q22 Production Cost

•	The steel industry's Adjusted EBITDA reached BRL 826 million in 4Q22 and was 34% lower than in 3Q22, with an EBITDA margin of 13.6% (-2.6 p.p.). Despite the lower production costs, the lower prices practiced and the decrease in the volume produced ended up increasing the pressure on fixed costs and compromising the period's profitability. In 2022, adjusted EBITDA of the steel segment accrued BRL 6,006 million, with an EBITDA margin of 20.5%. Though the result configurates a reduction of 39.3% compared to 2021, this was the second-best historical result on steel from CSN.

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(In thousands of reais - R$, unless otherwise stated)

Adjusted EBITDA and Steel Margin
(BRLMM and %)

Mining Result

2022 was marked by a series of challenges for the mining sector. The high volume of rainfall in Brazil, the war between Russia and Ukraine and the uncertainties related to the Chinese economy were elements that brought instability to the transoceanic iron ore market throughout the year. Additionally, regarding China, the restrictive policies put in place last year by the Government as ways to curb Covid's waves in the country, the housing market crisis and energy rationing generated by the heat wave, in the third quarter, impacted industrial production and had a direct impact on the price of iron ore. On the other hand, since the end of last year, several policies of economic stimulus and easing in health rules have been observed, especially after the re-election of Xi Jinping for his third term, which has improved not only the expectations of the iron ore market, but also the estimates of Chinese GDP growth for the year 2023. In the midst of this context and despite reaching values below USD 80.0/ton, the price of iron ore ended the quarter with a price above USD 115.0/ton, with an average of USD 99.00/dmt (Platts, Fe62%, N. China) in 4Q22, 4.17 % lower than 3Q22 (USD 103.31/dmt) and 9.68% below 4Q21 (USD 109.61/dmt).

In relation to sea freight, the Route BCI-C3 (Tubarão-Qingdao) presented an average of USD 20.58/wmt in 4Q22, which represents a significant reduction of 14.4% in relation to the shipping cost from the previous quarter, as a reflection of a bigger offer of ships in the transoceanic market, in addition to the lower pressure on fuel costs.

Total Production - Mining (thousand tones)	Sales Volume - Mining (thousand tons)

•	Iron ore production totaled 9,334 thousand tons in the 4Q22, which represents a reduction of 3% compared to 3Q22, as a result of seasonality, with the increase in rainfall at the end of the year, impacting production and outflow. In 2022, the total produced volume was 33,7 Mton, an annual reduction of 6.8%, but within the 34 Mton guidance disclosed by the Company. In addition, it is worth remembering that the lower volume production in 2022 was a direct consequence of the impacts of rainfall recorded at the beginning of the year, in addition to the ramp-up of projects connected to the Central Plant (CMAI3, spiralis and re-crushing).

•	On the other hand, sales volume reached 9,729 thousand tons in the 4Q22, a performance 7.0% higher than the previous quarter as a result of a higher concentration of shipments before the rain period, boosted by inventory consumption and the use of third-party ports that eventually offset the lower volume produced. Additionally, there was sales growth for the foreign market given the lower consumption on domestic market. In 2022, the sold volume was 33,329 thousand tons an increase of 0.3% compared to 2021, with the second half of the year as the main driver of this result, especially after the operational difficulties faced at the beginning of the year.
50

(In thousands of reais - R$, unless otherwise stated)

•	Net revenue totaled BRL 3,529 million in 4Q22, 40% higher than last quarter, as a result of the combination of higher sales volume with better price realization, especially when considering the lower impact of provisioning prices observed in this quarter. Unit net revenue was $69.16 per wet ton, an increase of 29.9% against 3Q22, a performance that reflects the sales concentration at the end of December when the price of iron ore was higher, in addition to cheaper sea freight. In 2022, net revenue reached BRL 12,525 million, a reduction of 31% compared to 2021, due to the operational challenges faced at the beginning of the year, in addition to a lower average price – unit net revenue in 2022 was USD 73.61 comparing with USD 100.89 in 2021.

•	In turn, the cost of products sold from mining totaled BRL 1,878 million in 4Q22, an increase of 4.4% compared to the past quarter, as a result of higher sales volume and the use of third-party ports. The C1 Cost reached USD 21.3/t in the 4Q22 and was 9.5% higher than that observed in 3Q22, mainly as a result of the lower produced volume and greater demurrage. In 2022, the GOGS reached BRL 7.105 billion, a reduction of 7.8% compared to last year.

•	Adjusted EBITDA reached BRL 1,779 million in 4Q22, with quarterly EBITDA margin of 50.4% or 14.2 p.p. higher than that recorded in 3Q22. The increase in realized prices combined with the increase in sales were the main drivers of the result that made the margin of the quarter exceed the mark of 50%. In the year, Adjusted EBITDA reached BRL 6,072 million, a reduction of 43.4% compared to the previous year's record result, reflecting not only the lowest production recorded though year, but also the lowest average price practiced in the period.

Cement Result

Despite the challenges that the rise in interest rates has brought to the real estate segment, the cement market has shown some resilience, with infrastructure projects and structured construction helping to compensate for the smaller launch of new housing units and fall of informal construction. And according to the National Union of the Cement Industry (SNIC), cement sales reached 63,052 Mton in 2022, down less than 3% compared to the previous year. For 2023, the expectation of the syndicate is that the segment will grow by 1%, driven by the increase in infrastructure projects, such as road and sanitary. In addition, the new government has shown interest in strengthening housing programs for low incomes, which can result in even greater dynamism for the sector. On the other hand, the Industrial Entrepreneur Confidence Index (ICEI), measured by the Brazilian Chamber of the Construction Industry (CBIC), presented a deceleration in the values and presented an average of 50.8, still a positive level, but that shows greater uncertainty of the entrepreneurs in relation to the future perspectives.

In the case of CSN Cimentos, the Company consolidated the operating and financial results of Cimentos Brasil (formerly Lafarge Holcim Brasil) and intends to advance in the process of capturing synergies. Sales in the 4Q22 totaled 2,897 kton, a result 53.3% higher than the previous quarter, as a result of the increase in the participation of Cimentos Brasil's operations. In 2022, the volume sold was 7,243 kton, an increase of 53.8% compared to the previous year, also reflecting the integration of Cimentos Brasil, even considering only 4 months of operation in the year's results.

51

(In thousands of reais - R$, unless otherwise stated)

Sales Volume - Cements (thousand tones)

* LafargeHolcim's operations were integrated in September 2022.

•	Net revenue reached an all-time high of BRL 1,181 million in the 4Q22, a performance 52% higher compared to last quarter, driven by the increase in sold volume, pulled down by a slight reduction in the average price realized in the period. In 2022, Net Revenue reached BRL 2,820 million, representing an increase of 97.2%, for the reasons already explained.

•	In turn, unit costs also rose in the quarter, pressured by the increase in raw materials and fuels.

•	Adjusted EBITDA in the segment increased by 2% compared to the previous quarter, reaching BRL 265 million in 4Q22 and with an adjusted EBITDA margin of 22.4%, a level 10.7 p.p. lower than that seen in 3Q22. This worsening of profitability, however, is temporary and should be reversed as the Company experiences lower costs with raw material and advances in capturing synergies and taking advantages of the benefits of self-production of energy. In relation to 2022, adjusted EBITDA was BRL 784 million, an increase of 47.5% over 2021, but with an EBITDA margin of 27.8%, or 9.3 p.p. minor.

Energy Result

The year of 2022 was a historic year for the Energy operations segment of the Company, with acquisitions of four operations that increased installed capacity by 1,066.3 MW, in addition to adding another 356MW in minority interests. With this, the Company, in addition to becoming self-sufficient, began to have an energy surplus that will later be sold in the free market, making the segment a true business unit for CSN. Additionally, the benefit of self-production will allow a reduction of approximately 60% in energy costs, bringing significant impacts on the profitability of the segments.

In 4Q22, the traded energy volume generated a net revenue of BRL 154 million, an increase of 221% over the last quarter, recovering operating results with a positive adjusted EBITDA of BRL 27 million and EBITDA margin of 17.8%. In 2022, energy operations achieved revenues of BRL 293 million, with an EBTDA of BRL 3 million and EBITDA margin of 1.1%, representing only one quarter of incorporation of CEEE-G.

Logistics Result

Railway Logistics: In 4Q22, net revenue reached BRL 608 million, with adjusted EBITDA of BRL 270 million and adjusted EBITDA margin of 44.5%. Compared to 3Q22, net revenue decreased 7% due to the seasonality of the operation, with a reduction in transported goods. In the same comparison line, adjusted EBITDA was 17.3% lower. In the year, net revenue reached BRL 2,312 million in 2022, an annual increase of 25.7%, while Adjusted EBITDA grew 25%, reaching BRL 1,104 million and with an EBITDA margin of 47.8%.

Port Logistics: In the 4Q22, 335,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 15,000 containers, 3,000 tons of general cargo and 281,000 tons of bulk. Compared to the previous quarter, the Company had a change in its shipment mix, returning the relevance of the volume of grains, with a quarterly increase of 4.9%, against an 89% reduction in overall cargo volume. As a result, the net revenue of the port segment was 25.8% higher than in the last quarter, reaching BRL 86 million in 4Q22 and positively impacting the adjusted EBITDA of the period, which achieved BRL 30 million in the quarter, with an EBITDA margin of 34.8%. In 2022, the segment recorded net revenue of BRL 308 million and EBITDA of BRL 90 million, with a margin of 29.3%, levels practically stable compared to 2021. Were shipped in 2022 by Tecon, 1,322,000 tons of steel products, in addition to 62,000 containers, 42,000 tons of general cargo and 918,000 tons of bulk.

52

(In thousands of reais - R$, unless otherwise stated)

ESG - Environmental, Social & Governance

ESG COMMITMENTS - CSN GROUP

AXIS	ESG Goals
Natural Capital	Climate Change
✓ Reduce CO2e emissions per ton of crude steel by 20% by 2035, WSA (World Steel Association) methodology compared to base year 2018.
✓ Reduce CO2e per ton of cement by 28% by 2030, reaching 375 kgCO2e/t cement, GCCA methodology - Global Cement and Concrete Association, base year 2020.
✓ Reduce CO2e emissions per ton of ore produced by 30% by 2035 (scopes 1 and 2), base year 2019.
✓ Carbon Neutral by 2044 in CSN Mineração scopes 1 and 2 emissions.
Atmospheric Emissions
✓ Reduce 40% of emissions of particulate matter per ton of crude steel produced in UPV by 2030, base year 2019.
Efficiency in Water Use and Effluent Management
✓ Reduce new water consumption for iron ore production by at least 10% per ton of ore produced by 2030 compared to the base year 2018.
Dam Management and Decharacterization
✓ Perform the complete decharacterization of the dams built upstream of the CSN Group by 2030.
Intellectual Capital	Governance, Ethics and Compliance
✓ Continuously increase our Index of Compliance with the best governance practices provided for in CVM Resolution No. 80/2022 (considered "Practice" and "Partial practice").
✓ Realize training with 90% of active employees in the CSN Group on compliance, covering the code of ethics and anti-corruption policy.
Human and Social Capital	Health and safety at work
✓ Continuously achieve the zero-fatality rate throughout the CSN Group (own and third parties).
✓ Reduce by 30% the frequency rate of accidents (CAF+SAF – own and third parties) by 2030 in the CSN Group compared to 2020 (factor of 1 million HHT).
✓ Reduce by 30% the number of days of sick leave by accident with own employees by 2030 compared to 2021.
Diversity and Inclusion
✓ Achieve 28% female representation in the CSN Group by 2025 compared to 2020.

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(In thousands of reais - R$, unless otherwise stated)

ESG PERFORMANCE - CSN GROUP

The Company continues following the model of reporting its ESG results aligned with relevance and materiality for all stakeholders, in order to offer greater transparency and access to the main results and indicators, enabling its monitoring in an agile and effective way.

Quantitative indicators are presented in comparison with the previous annual period, for better monitoring. Some metrics are compared with the same period of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be verified in Integrated Report 2021. The Integrated Report follows internationally recognized guidelines and frameworks, such as GRI (Global Reporting Initiative), IIRC (International Integrate Reporting Council), SASB (Sustainability Accounting Standards Board) and TCFD (Task Force on Climate Related Financial Disclosures) and are presented with due correlation with the SDGs (Sustainable Development Goals) and principles of the UN Global Compact. The assurance of ESG indicators and targets occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process. The next Integrated Report, for the period 2022, is expected to be published in April 2023, in which details regarding the status and performance of all goals and indicators will be presented.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following e-mail address: ESG.csn.com.br

ESG RATING

External recognitions in indexes and ratings shows that the Company is evolving in transparency and reporting of the main ESG actions and indicators, and in line with sustainable development.

The year 2022 provided an evolution in three important ESG ratings. CSN received a new rating from Sustainalytics, reducing the score related to ESG risks from 39.1 to 26.0. Of the 155 steel and mining companies evaluated globally, CSN achieved the 4th best score in the industry.

CSN was also the only Brazilian company in the steel, mining and construction sector named in the S&P Global Sustainability Yearbook 2023, being classified as the company in the steel industry that has advanced the most in ESG practices in the world, receiving the stamp of "Industry Mover". And also, in the rating of the MSCI, CSN went from the score "CCC" to "B".

Additionally, in response to external requests from investors and other stakeholders, the Company reports to CDP (Disclosure Insight Action) the guidelines followed in relation to Climate Changes and Water Safety. In 2022, CSN Mineração's score, company controlled by CSN, evolved on Climate Changes from "B -" to "B" and from "C" to "B" in Water Safety. The CSN Group, despite the even more restrictive changes in methodology, maintained the scores achieved in 2021, respectively B for Climate Change and B- for Water Safety.

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(In thousands of reais - R$, unless otherwise stated)

PERFORMANCE OF THE MAIN ESG TARGETS

	Indicators¹	Unit	Indicator Base Year	2022	Status	Goal	Year
Environmental	Steel Emission Intensity (WSA)[2]	tCO2and/t raw steel	2.10 (Base year 2018)	1.99		1.68	2035
	Intensity of Cements Emission (CSI)[3]	kgCO2and/t cement	519 (Base year2020)	481		374	2030
	Mining Emission Intensity (GHG)4 and 5	kgCO2and ore /t	5.77 (Base year 2019)	7.24		4.04	2035
Social	Frequency Rate[6]	CAF+SAF	2.46 (Base year 2020)	1.79		1.72	2030
Governance	Diversity (in the functional women framework)%		14% (Base year2020)	20.5		28%	2025

¹ The units acquired in 2022 by CSN Cimentos and CSN Energia were not incorporated for this report.

² Considers emissions according to WSA methodology and production of UPV and SWT units.

³ In 2022, the CSN Cimentos Alhandra unit began to be considered in the data management of CSN Cimentos.

4 Considers the emissions of scopes 1 and 2 divided per ton of iron ore produced at CSN Mineração, according to the methodology of the Brazilian GHG Protocol Program.

5 Considers the emissions only of the mobile combustion category of Scope 1 of CSN Mineração that represent 95% of the scope 1 emissions of CSN Mineração, emphasizing that the emission of scope 2 is zero due to the electrical consumption coming from 100% of renewable sources. The data reported in the Company's Integrated Report 2021 considers the total emissions of csn mining, scopes 1 and 2.

6 The rate considers accidents with and without removal of own employees and third parties/1 million hours worked.

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(In thousands of reais - R$, unless otherwise stated)

CLIMATE CHANGE

In the last quarter of 2022, during CSN Day, CSN announced its ambition to provide society with essential carbon neutral emission materials by 2050. In addition, the MAC curve (marginal abatement cost curve) of the Steel industry was updated, with assumptions of reduction of emissions and cost of detailed projects, in which were also incorporated the projects of emission reduction of SWT in the Blue phase, which extends until 2030. The Mining MAC curve was also reviewed, considering the projects to reduce pre-defined emissions in the construction of the goal of reducing GHG emissions by 2035 and neutrality by 2044. In 2023, the MAC curve of CSN Cimentos Brasil will be revised and updated with the entry of the new Brazilian plants acquired (Cimentos Brasil and Alhandra).

Also, in 4Q22, CSN finalized the quantitative assessment of climate risks for all business segments and its first study of climate scenarios. These two fronts allow Company’s managers to consider factors related to climate change in strategic decision-making. The study will be made available in greater detail in the Integrated Report 2022, scheduled for publication in April 2023.

In 2022, there was a reduction of 5% on intensity of the Steel industry in relation to the base year. The reduction is justified by the better performance of the Presidente Vargas Plant (RJ) and the use of renewable energy at SWT in Germany.

In cement operations, the Alhandra (PB) unit began to make up the annual report. This unit has an average emission intensity higher than other CSN plants (625 kgCO2e/t cement). However, even with the entry of Alhandra, there was a 7% reduction in GHG emissions compared to 2020. This is justified by the entry of the co-processing project in the Arcos unit, increasing the rate of alternative fuels, contributing to the decarbonization journey.

The year 2022 was also marked by heavy rains in the first quarter in the state of Minas Gerais that substantially damaged the operation and production at CSN Mineração. As a consequence of these factors, a specific mobile combustion emission (>95% of CSN Mineração's Scope 1 emissions) of 7.24 kgCO2e/ton of ore was recorded, 15% higher than 2021. New projects are expected to enter and decarbonization is expected to be more intense only in 2024.

ENVIRONMENTAL MANAGEMENT

NATURAL CAPITAL - ENVIRONMENTAL INDICATORS

Air quality CSN¹	Unidade	2021	2022	Δ%
NOX Emission	t	5,924	5,570	-6
SOX issue	t	2,805	3,094	10
MP issue	t	3,328	4,079	23

¹ Considers all steel units and cement units in the CSN Group.

Water Management²	Unit	2021	2022	Δ%
Water catchment	Megaliter	99,782	92,212	-8
Water disposal	Megaliter	75,689	70,457	-7
Water consumption	Megaliter	24,093	21,754	-10

² Considers all csn group producing units in Brazil and abroad

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(In thousands of reais - R$, unless otherwise stated)

Water Management²	Unit	2021	2022	Δ%
Intensity by steel production	m³/ t raw steel	16.1	15.7	-2
Intensity per cement production	m³/t cement	0.10	0.07	-3
Intensity by ore production	m³/t ore	0.21	0.26	23

² Considers all csn group producing units in Brazil and abroad

Waste Management²	Unit	2021	2022	Δ%
Waste Class 1	t	45,141	47,565	5
Waste Class 2	t	3,403,728	3,520,728	3
Percentage reuse and co-processing³	%	95%	93%	-2

² Considers all csn group producing units in Brazil and abroad

³Considers waste intended for co-processing, recycling, refining and area recovery

DAM MANAGEMENT

In 2022, all dams of CSN Mineração – a company controlled by CSN – were at zero emergency level, that is, with stability guaranteed according to current national legislation. In continuity with the decharacterization schedule of the dams, the decharacterization of the Vigia and B5 Auxiliary Dams were completed, and the decharacterization process of Barragem do Vigia is ongoing, which will be completed in the first half of 2023, in addition to B4, with completion scheduled for 2028, as scheduled:

The stabilization works of the B2A Dam, belonging to Minérios Nacional, a company of the CSN Group, are also underway and which in 2022 was classified as emergency level 02. Due to advances in the works and the constant evolution in safety factors, the framework of the structure at level 1 and the continuity of the decharacterization process are expected to finish at the first quarter of 2023, the decharacterization is expected to be completed in 2026.

SOCIAL DIMENSION

HEALTH AND SAFETY AT WORK

The health and safety of people is the Company's top priority and, in 2022, the lowest historical level of the frequency rate (CAF+SAF: accidents with and without removal of own employees and third parties) was recorded. There were 1.79 accidents/million man-hours worked, a decrease of about 25% compared to 2021, which is the best indicator in the last 8 years, and the largest percentage of reduction since the beginning of the compilation of data from the units in 2014, establishing a new milestone for the CSN group. In addition, the year was marked by the absence of accidents with the removal of own employees in the following units: Cements (VR), Alhandra (PB), Ores Nacional (Fernandinho), Porto Real and Prada Distribuição.

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(In thousands of reais - R$, unless otherwise stated)
•	Management and monitoring of the health and safety of own employees and third parties:

Health and safety at work¹	2021	2022	Δ%
Number of accidents with and without leave | Own	113	89	-21
Number of accidents with and without leave | third party	67	57	-15
Fatality | Own	0	3	-
Fatality | third party	2	1	-
CAF+SAF+FT accident frequency rate | factor 1 MM HHT | Own	2.59	1.91	-26
CAF+SAF+FT accident frequency rate | factor 1 MM HHT | third party	2.13	1.64	-23
CAF+SAF+FT accident frequency rate | factor 1 MM HHT | own and third parties	2.40	1.79	-25
Severity rate of accidents factor of 1MM HHT | own and third parties	229	413	+80

¹ Considers all csn group units in Brazil.

PEOPLE MANAGEMENT

Diversity among people is a lever for CSN's innovation and business growth, which promotes a transformation of our society. Initiatives and actions related to the evolution of talent recruitment, evaluation and recognition processes reflect in practice mechanisms that promote gender representativeness and equality, people with disabilities (PCDs) and minority groups in operational positions and leadership positions. In 2020, the goal of doubling the female workforce at CSN was set by 2025, from 14% to 28%. As a result, the result of the representation of women in the CSN Group increased from 17.5% in December 2021 to 20.5% in December 2022, an increase of 17% in the period.

Employment	Unit	2021	2022	Δ%
Women on the staff¹	%	17.5	20.5	+17
Women in leadership positions²	%	11.0	12.7	+15
People with disabilities²	%	1.24	1.44	+16
Racial Diversity²
• Yellow	%	1.4	1.4	-
• White	%	42.5	41.2	-3.0
• Indigenous	%	0.3	0.3	-
• Negra (Pretos and Pardos)%		52.7	54.3	+3.0
• Not informed	%	3.0	2.8	-6.6
Turnover²	%	17.9	19.3	+7.8

¹ Data consider employees allocated in Brazil, CLT, Apprentice, Internship and Program - Empower

² Data does not consider employees "Non-CLT" and "Internship Program".

VALUE CHAIN

In 2022, 538 suppliers were evaluated in social and environmental criteria considering the chain of all units in Brazil. Additionally, in 4Q22, CSN developed a specific ESG Risk Assessment questionnaire for 100 suppliers indicated as critical for the Company that addresses topics such as: health and safety management, community engagement, diversity and inclusion, whistleblowing channel, code of ethics, certifications, climate risk management, water scarcity and biodiversity.

The diagnosis will help CSN assess and manage potential socio-environmental and imaging risks, as well as influence its supply chain in the adoption of best market practices.

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(In thousands of reais - R$, unless otherwise stated)

Sustainable Value Chain¹	Unit	2021	2022	Δ%
Purchases from local suppliers²	%	31.6	27.8	-12
Local suppliers² (Service)%		46.1	42.1	-8.6
Local Suppliers² (Materials)%		27.8	23.7	-14

¹ Considers CSN Group in Brazil.

² Percentage over total suppliers in each category. Those suppliers who are in the same state (federative unit) of the evaluated operational unit are considered "local" as "local" as of the operational unit evaluated.

SOCIAL RESPONSIBILITY

In 2022, 4,643 young people were directly benefited and 246,916 people were impacted by the projects developed or supported by the CSN Foundation. BRL 26 million were invested in social responsibility, reaching more than BRL 200 million in the last three years for social projects. Among them, the Garoto Cidadão program stands out, a sociocultural project that serves 2,533 children and adolescents in the main cities where the company is inserted. In the last quarter of 2022, two new units were inaugurated, one in the urban area of Coxim/MS and the other in Heliopolis/SP. In total, more than 10,000 young people have already passed through the project.

	2021	2022	Δ%
Young people benefited¹	4,578	4,643	+1.4
Public reached²	215,227	246,916	+14.7

¹ Young people benefited by the projects Citizen Boy, Empower, Young Apprentice, Internship, Steel Drums and Football.

² Public present in the public presentations, carried out by the projects: Citizen Boy, Truck, Steel Drums, Cultural Center and Stories That Stay.

In continuity with the legacy built by the CSN Fundação, the Company implemented in 2022 a new instrument to integrate its strategic planning of social-private investment: the Theory of Change of the CSN Group (access here). Focusing on improving the economic, social and environmental conditions of local communities, this new tool determines a strategic positioning of territorial development based on contemporary models of Corporate Social Investment (CSI). The theory is based on three strategic pillars: urban entrepreneurism, urban jobs, and rural productive inclusion. More details on the process of building and developing the Theory of Change will be made available in the Integrated Report 2022, scheduled to be published in April 2023.

Additionally, in compliance with the commitment signed in 2021, CSN Mineração and CSN Fundação began in 4Q22 the development of a due diligence on human rights in the municipality of Congonhas/MG. In partnership with the Center for Human Rights and Companies of the Getúlio Vargas Foundation, a research was initiated focusing on the internal evaluation of processes, systems and people, regarding the identification and management of Adverse Risks to Human Rights in the communities close to the operation of the Casa de Pedra mine, based on the UN Guiding Principles framework for Business & Human Rights. The completion of the process and its developments are planned for the first half of 2023.

For more information, visit the website: www.fundacaocsn.org.br.

Capital Markets

59

(In thousands of reais - R$, unless otherwise stated)

In the fourth quarter of 2022, CSN's shares appreciated by 14.4%, while the Ibovespa index declined by 0.3%. In 2022, CSN shares fell by 41.8% while the Ibovespa rose by 4.7%. The average daily value (CSNA3) traded on B3, was BRL 185.21 million in 4Q22 and BRL 223.51 million in 2022. On the New York Stock Exchange (NYSE), American Depositary Receipts (ADRs) of the Company appreciated by 16.0% in dollars, while the Dow Jones index rose by 15.4%. The average daily trading volume of ADRs (SID) on the NYSE in 4Q22 was US$ 10.9 million.

	4Q22	2022
Number of shares in thousands	1,326,094	1,326,094
Market Value
Closing Quote (R$/share)	14.55	14.55
Closing Quote (USD/ADR)	2.76	2.76
Market Value (BRL million)	19,295	19,295
Market Value (USD million)	3,660	3,660
Change in period
CSNA3 (BRL)	14.4%	-41,8%
SID (USD)	16.0%	-37.8%
Ibovespa (BRL)	-0.3%	4.7%
Dow Jones (USD)	15.4%	-8.8%
Volume
Daily average (thousand shares)	13,356	12,148
Daily average (BRL thousand)	185,214	223,512
Daily average (thousand ADRs)	4,075	5,550
Daily average (USD thousand)	10,931	20,737
Source: Bloomberg

Result Conference Call:

4Q22 and 2022 Presentation Webcast Investor Relations Team

Conference call in Portuguese with Simultaneous Translation into English

March 9, 2023

11:30 am (Brasilia time)

09:30 am (New York Time)

+55 11 3181-8565 / +55 11 4090-1621

Code: CSN Tel. Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro - CFO and Executive Director of IR Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are future perspectives that express or imply expected results, performance, or events. These perspectives include future results that may be influenced by historical results and statements made in 'Perspectives'. Current results, performance and events may differ significantly from hypotheses and perspectives and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations, and general competitive factors (globally, regionally, or nationally)

60

(In thousands of reais - R$, unless otherwise stated)

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

61

(In thousands of reais - R$, unless otherwise stated)

BALANCE SHEET

CONSOLIDATED - Corporate Law - In Thousands of Reais

62

(In thousands of reais - R$, unless otherwise stated)

CASH FLOW

CONSOLIDATED - Corporate Law - In Thousands of Reais

4Q22	3Q22	4Q21
Net Cash Flow from Operating Activities	**(88,754)**	**3,115,193**	**1,337,724**
Net income / (Loss) for the year attributable to controlling shareholders	16,941	133,391	903,305
Net income / (Loss) for the year attributable to non-controlling shareholders	179,851	104,241	157,691
Charges on loans and financing raised	673,208	663,415	473,485
Charges on loans and financing granted	(41,263)	(41,507)	(24,763)
Charges on rental liabilities	17,796	17,590	17,298
Depreciation, exhaustion and amortization	847,266	710,340	648,299
Equity income	(70,891)	(93,361)	(18,949)
Deferred taxes	(164,150)	277,035	472,440
Tax, social security, labor, civil and environmental provisions	57,072	29,001	(13,925)
Net monetary and exchange variations	478,177	277,189	355,154
Asset and intangible losses	(35,694)	4,168	69,714
Update actions - VJR	171,726	89,002	197,237
Receivables for indemnification	-	(422,254)	(4,428)
Passive environmental provisions and deactivation	(8,314)	(37,078)	16,095
Dividends from invested companies	(7,934)	(2,091)	(17,623)
Investment impairment reversal	(387,989)	-	-
Provision (Reversal) for consumption and services	19,243	(5,261)	39,642
Other provisions	326	821	16,283
Change in assets and liabilities	**(1,117,519)**	**1,909,972**	**(1,584,834)**
Accounts receivable - third parties	(688,281)	343,538	(88,707)
Accounts receivable - related parties	(133,423)	21,004	45,142
Inventory	(818,261)	414,546	(1,617,774)
Dividends and related share credits	70,689	2,086	206,475
Taxes to Compensate	(474,287)	(190,846)	(594,656)
Judicial Deposits	(13,514)	(8,703)	18,843
Compulsory loan receipt	370,000	-	-
Suppliers	249,558	(112,607)	(119,693)
Suppliers - Risk Cashed and Forfaiting	202,743	1,335,412	980,573
Salaries and social charges	(106,644)	76,754	(67,758)
Tributes / Refis	(175,382)	(37,555)	(221,495)
Accounts payable - related parties	54,725	(85,669)	15,916
Advance of customers - Glencore	(181,997)	(288,368)	(215,706)
Advances from customers energy contracts	(58,917)	701,157	
Other	585,472	(260,777)	74,006
Other payments and receipts	**(716,606)**	**(499,420)**	**(364,397)**
Interest Paid	(684,447)	(573,729)	(434,811)
Payment of cash flow hedge operations	(32,159)	74,309	70,414
Cash Flow from Investment Activities	**(3,885,506)**	**(5,173,049)**	**(770,761)**
Investments/AFAC	(232,749)	(157,773)	(145,363)
Fixed Asset Acquisition, investment property and intangible assets	(994,826)	(817,978)	(964,875)
Loans granted - related parties	(3,124)	(3,719)	(7,656)
Financial application, net redemption	(46,790)	80,330	347,133
Acquisition of CSN Cimentos Brasil	-	(4,770,354)	
Cash received from CSN Cimentos Brasil investment acquisition	-	496,445	-
Acquisition of CEEE-G	(928,000)	-	-
Cash received from investment aquisition - CEEE-G	661,864	-	-
Acquisition of Companhia Energética Chapecó	(358,634)	-	-
Cash received from investment acquisition - Chapecó	41,693	-	-
Cash received from investment acquisition - Metalgraphic	569	-	-
Acquisition of concession rights	(2,024,118)	-	-
Cash Flow from Financing Activities	**1,667,968**	**1,442,403**	**826,281**
Borrowings loans and financing	6,816,279	3,825,815	4,538,021
Amortization loans - main	(2,571,632)	(2,276,991)	(2,304,770)
Borrowing Cost	(36,896)	(65,624)	(3,057)
Lease amortization	(49,061)	(40,797)	(32,607)
Dividends and interest on equity paid	(2,490,722)	-	(57)
Repurchase of treasury shares	-	-	(1,371,249)
Exchange Variation on cash and cash equivalents	**(21,725)**	**11,132**	**(1,869)**
Increase (Decrease) in Cash and Cash Equivalents	**(2,328,017)**	**(604,321)**	**1,391,375**
Cash and cash equivalents at the beginning of the period	14,319,373	14,923,694	15,255,105
Cash and cash equivalents at the end of the period	11,991,356	14,319,373	16,646,480

63

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

All our mining dams are adequately suited to existing environmental legislation.

•	Cements:

CSN entered the cement production market boosted by the synergy between this activity and CSN’s current business. Beside the UPV facilities, in Volta Redonda/RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos/MG unit, to meet the needs of the steel and cement plants. Additionally, in Arcos/MG, the clinker production operation is located.

On January 31, 2021, the Company concluded the drop down of the cement business and, accordingly, all assets, liabilities, rights and obligations related to the cement business were transferred from CSN to its subsidiary CSN Cimentos S.A. (“CSN Cimentos”).

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

64

(In thousands of reais - R$, unless otherwise stated)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, changing LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos. Relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer base are expected.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

65

(In thousands of reais - R$, unless otherwise stated)
•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2022 have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated financial statements (“financial statements”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the financial statements, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated financial statements are identified as “Consolidated” and the parent company's individual financial statements are identified as “Parent Company”.

2.b)	Basis of presentation

The financial statements were prepared based on the historical cost and were adjusted to reflect:
(i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allow the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts at the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous presented year, as follows:

•	Note 3 - Definition of assumptions in business combinations;
•	Note 6 - Allowance for expected losses (impairment) of trade receivables;
•	Note 10.e - Recoverability test of investment in Transnordestina Logística S.A. (“TLSA”);
•	Note 12 - Goodwill impairment test;
•	Note 14.e - Derivative financial instruments and hedge accounting;
•	Note 18.e - Recoverability test of deferred income tax and social contribution;
•	Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits;
•	Note 21 - Provisions for environmental liabilities and asset retirement obligations;
•	Note 30 - Employee benefits.

The parent company and consolidated financial statements were approved by Management on March 8, 2023.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The parent company and consolidated financial statements are presented in R$ (reais), which is the Company’s functional currency and the Group’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate prevailing at the balance sheet date. As of December 31, 2022, US$1 was equivalent to R$5.2177 (R$5.5805 as of December 31, 2021) and €1 was equivalent to R$5.5694 (R$6.3210 as of December 31, 2021), according to the rates obtained from the Central Bank of Brazil website.

66

(In thousands of reais - R$, unless otherwise stated)

2.d)	Accounting policies

We consistently applied the main accounting policies in the years presented in the explanatory notes.

2.e)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes it is presented as additional information.

2.f)	Adoption of new and revised International Financial Reporting Standards (IFRS) and CPC

New accounting standards and interpretations have been issued recently, which will be effective only as of January 1, 2023. The main amended standards are:

•	Amendments to IAS 1 – Presentation of financial statements: The amendment addresses the classification of financial liabilities and the mechanisms that the entity must have to ensure that these liabilities will not be settled within 12 months, as well as aspects of disclosure in explanatory notes.

•	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies: The amendment addresses disclosures of material accounting policies rather than significant accounting policies. The amendment defines what is material accounting policy information.

•	Amendments to IAS 8 – Accounting policies, changes in accounting estimates and errors: The amendment clarifies how entities should distinguish changes in accounting policies (generally with retrospective application to past transactions) from changes in accounting estimates (prospective application to future transactions).

•	Amendments to IAS 12 - Income taxes: requires entities to recognize deferred tax on transactions that, on initial recognition, may give rise to equal amounts of deductible or taxable temporary differences.

The Company has not early adopted any standard and does not expect these standards to have a material impact on the financial statements for subsequent fiscal years.

3.	BUSINESS COMBINATION

In 2022, the CSN Group’s subsidiaries fully and/or partially acquired the companies Metalgráfica Iguaçu S.A. (“Metalgráfica”), Santa Ana, Topázio, Companhia Estadual de Geração de Energia Elétrica (“CEEE-G”), CSN Cimentos Brasil S.A. (“Cimentos Brasil”) and Companhia Energética Chapecó (“Chapecó”). The effect of each acquisition on the business combination is shown below.

The acquisitions of the energy segment are intended to support and strengthen its business expansion strategy, through investments in renewable energy and self-production for greater competitiveness and the acquisition of the steel segment to improve the competitiveness of the business and strengthen the national chain, especially in relation to substitute packaging.

3.a)  Acquisition of control of Metalgráfica Iguaçu S.A.

On September 6, 2022, Companhia Metalúrgica Prada (“Prada”), a subsidiary of the Company, acquired 100.00% of Metalgráfica Iguaçu S.A. The assets acquired are located in Paraná and Goiás. The operation is a strategic step to expand the production capacity of the Company's packaging division.

The transaction consists of a business combination whereby Prada acquired control through the merger of Metalgráfica shares and, in exchange for the merger of shares, Metalgráfica shareholders received shares issued by Prada in substitution for Metalgráfica shares, according to the exchange ratio approved at an extraordinary general meeting of the companies.

67

(In thousands of reais - R$, unless otherwise stated)

(i) Determination of the purchase price

In accordance with CPC 15 (R1)/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Equity interests issued	The Prada issued new shares that were delivered to Metalgrafica's shareholders	263	(a)
Equity interests issued	The Metalgrafica issued new shares which were acquired by Prada	133,100	(b)
Purchase price considered for the business combination		133,363

a) Companhia Prada approved a capital increase in the amount of R$263 with the issuance of 571,251 common shares, paid up with Metalgráfica shares. The shares were issued at the equity value according to the Appraisal Report.

The measurement of the fair value of Metalgráfica shares, transferred to Prada in the business combination, was performed using the discounted cash flow method, with the issue of an Economic Value Report prepared by independent appraisers and its results are presented in the table below:

Equity value - Metalgráfica	date base - 03/31/2022
Discounted Cash Flow	59,353
Discounted residual value	33,973
Enterprise value	93,326
Indebtdness net	(109,133)
Non-operating assets/liabilities	16,070
Equity value	263

b) Metalgráfica's Board of Directors approved on September 6, 2022 the capital increase in the amount of R$ 133,100 through the issue of 122,110,092 shares subscribed by Prada.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC 15 (R1)/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability, as shown in the table below:

Item	BRL thousand	Reference
Purchase price considered	133,363	(i)
Fair value of the assets and liabilities acquired	121,948	(iii)
Goodwill based on expectations for future profitability (note 12)	11,415

The goodwill for expected future profitability is recorded in intangible assets and, since it does not have a finite useful life, it is not amortized, in accordance with CPC 04 (R1)/IAS 38.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2022, considering the direct and indirect interests, calculated based on independent appraisers’ reports.

68

(In thousands of reais - R$, unless otherwise stated)
(BRL'000)	Accounting Balances	Proforma Adjustment	Fair value adjustment	Total fair value
Current Assets	23,924	133,100		157,024
Cash and cash equivalents	569			569
Trade receivables	7,249			7,249
Inventories	4,435			4,435
Other assets	713	133,100		133,813
Recoverable taxes and contributions	10,958			10,958

Non-current Assets	58,408		72,184	130,592
Recoverable taxes and contributions	38,649			38,649
Other assets	1,856			1,856
Investments	10			10
Property, plant and equipment	17,750		72,184	89,934
Intangibles	143			143
Total assets acquired	82,332	133,100	72,184	287,616

Current Liabilities	134,464			134,464
Borrowings and financing	89,852			89,852
Trade payables	17,114			17,114
Labor obligations	17,339			17,339
Taxes payable	181			181
Advances from customers	1,158			1,158
Installments	2,227			2,227
Other accounts	6,593			6,593

Non-current Liabilities	31,204			31,204
Borrowings and financing	21,844			21,844
Installments	6,462			6,462
Other accounts	2,898			2,898
Total liabilities assumed	165,668			165,668
Net equity acquired	(83,336)	133,100	72,184	121,948

Pro forma adjustment: refers to the capital increase approved at the Board of Directors' Meeting held on September 6, 2022, in the amount of R$133,100, to be paid up within 24 months.

The fair value allocation resulted in a gain totaling R$72,184, distributed among Metalgráfica's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of f ixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by buildings, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 11.	17,750	72,184	89,934
		17,750	72,184	89,934

The subsidiary Prada has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1)/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

During the measurement period, the Company identified adjustments in the acquired equity as a result of the reduction of goodwill for expected future profitability from R$96,472 to R$11,415.

69

(In thousands of reais - R$, unless otherwise stated)

3.b) Acquisition of Santa Ana Energética S.A. and Topázio Energética S.A.

On April 8, 2022, the Company and CSN Energia signed an agreement for the acquisition of 100% of the shares issued by Santa Ana and Topázio with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento Participações Multiestratégia. The transaction was completed on June 30, 2022.

Santa Ana holds the concession to operate the small hydroelectric plant of Santa Ana, located in the state of Santa Catarina, with a contract in effect until December 2046 and installed capacity of approximately 3.75 MW/h.

Topázio, through its subsidiary Brasil Central Energia Ltda., holds the concession to operate the small hydroelectric plant of Sacre II, located in the state of Mato Grosso do Sul, with a contract in effect until June 2039 and installed capacity of approximately 30.00 MW/h.

(i) Determination of the purchase price

In accordance with CPC 15 (R1)/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Santa Ana Energética	Topázio Enérgetica	Reference
Assets transferred	In the transaction, a payment in the amount of R$466,153 was made.	37,292	428,861	(i)
Purchase price considered for the business combination		37,292	428,861

(i) On June 30, 2022, the transaction was concluded with the payment by CSN Cimentos and CSN Energia in the amount of R$466,153.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC 15 (R1)/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13/CPC 46 - Fair value measurement. The following table shows the allocation of the fair value of the assets acquired and liabilities assumed on June 30, 2022, calculated based on independent appraisers’ reports.

70

(In thousands of reais - R$, unless otherwise stated)
			Santa Ana Energética			Topázio Enérgetica
(BRL'000)	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	1,602		1,602	3,493		3,493
Trade receivables	13		13	199		199
Inventories	422		422	647		647
Recoverable taxes	2		2	87		87
Other assets				21		21
Property, plant and equipment	28,163	10,482	38,645	173,494	(79,317)	94,177
Intangíible assets		(3,200)	(3,200)		331,637	331,637
Total assets acquired	30,202	7,282	37,484	177,941	252,320	430,261

Accounts payable	2		2	179		179
Taxes payable	72		72	821		821
Salaries and social charges				167		167
Other payables	92		92
Leases	26		26	233		233
Total liabilities assumed	192		192	1,400		1,400
Net equity acquired	30,010	7,282	37,292	176,541	252,320	428,861

The fair value allocation resulted in a gain totaling R$259,602, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 12.	201,424	(68,835)	132,589
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.		328,437	328,437
		201,424	259,602	461,026

The subsidiary CSN Cimentos S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1)/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

3.c)	Acquisition of Companhia Estadual de Geração de Energia Elétrica – CEEE-G

In July 2022, it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group’s privatization program, in accordance with State Law 15.298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price.

CEEE-G is the holder of the concession for the exploration of five hydroelectric power plants (HPPs), eight small hydroelectric power plants (SHPs) and two hydroelectric power plants (HPPs) located in the State of Rio Grande do Sul. As part of the Auction, Companhia Estadual de Geração de Energia Elétrica – CEEE-G signed a new Concession Agreement with a 30-year term. In accordance with the guidelines of the aforementioned Auction, the Company's control was transferred as of the settlement of the transaction.

(i) Determination of the purchase price

In accordance with CPC 15 (R1)/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

71

(In thousands of reais - R$, unless otherwise stated)
Item	Comment	BRL thousand	Reference
Assets transferred	Payment made upon completion of the transaction	928,000	(i)
Purchase price considered for the business combination		928,000

(i) On October 21, 2022, the transaction was concluded with the payment by the Company of R$928,000.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC 15 (R1)/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13/CPC 46 - Fair value measurement. The following table shows the allocation of the fair value of assets acquired and liabilities assumed at October 1, 2022, calculated based on independent appraisers’ reports.

(BRL'000)	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	661,864		661,864
Trade receivables	51,333		51,333
Inventories	2,636		2,636
Recoverable taxes	5,043		5,043
Other assets	125,516		125,516
Judicial deposits and guarantees	59,335		59,335
Investments	312,800	368,018	680,818
Property, plant and equipment	31,853		31,853
Intangíible assets	2,041,196	8,276	2,049,472
Total assets acquired	3,291,576	376,294	3,667,870

Trade payables	22,928		22,928
Taxes payable	19,951		19,951
Salaries and social charges	16,343		16,343
Deferred taxes	(65,560)		(65,560)
Judicial contingencies	306,400		306,400
Other payables	134,380		134,380
Bonus grant payable	2,024,118		2,024,118
Total liabilities assumed	2,458,560		2,458,560
Net equity acquired	833,016	376,294	1,209,310
Equity acquired (66.23%)	551,706	376,294	928,000

The fair value allocation resulted in a gain totaling R$376,294 distributed among Companhia Energética Chapecó's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

72

(In thousands of reais - R$, unless otherwise stated)
Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Investments	Initially evaluated by the FDC - Discounted Cash Flow method for each investment, however, certain stakes are tied to purchase options with third parties at prices predetermined in the auction notice. Therefore, the fair value of these investments was measured considering the lower of the value identified in the FDC and the value of the purchase option	312,800	368,018	680,818
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	2,041,196	8,276	2,049,472
		2,353,996	376,294	2,730,290

The subsidiary Companhia Florestal do Brasil S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1)/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

3.d) Acquisition of control of CSN Cimentos Brasil S.A.

In September 2021, the Company started negotiations for the acquisition of 100% of the operations of LafargeHolcim (Brasil) S.A. in Brazil – currently named CSN Cimentos Brasil S.A., which belonged to the Holcim Investment group, L.C.U and Holderfin B.V. The transaction was completed on September 6, 2022 with the payment by CSN Cimentos S.A. of US$960,733, equivalent to R$5,013,436.

With the completion of the transaction, the Company assumed control of operations that have Cement, Concrete and Aggregate operations, with a production capacity of 6.8 million tons of clinker and 11.0 million tons of cement, which represents approximately 12% of all cement production capacity in the country. Present in a large part of the Brazilian territory, operations are distributed in the Southeast (SP, RJ, MG and ES), Northeast (BA, PE, PB and RN) and Midwest (GO) regions.

With the acquisition of Cimentos Brasil, the Company aims to expand its Cement production capacity, with the objective of reaching a total capacity of 16.3 million tons of cement per year, expanding its presence in the national territory and becoming one of the three largest cement producers in Brazil.

(i) Determination of the purchase price

In accordance with CPC 15/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	CSN Cimentos Brasil	Reference
Assets transferred	In the transaction, a payment in the amount of US$960,733 was made	5,013,436	(i)
Purchase price considered for the business combination		5,013,436

(i)       On the date of its completion, the transaction included (i) the transfer to the sellers of the amount of US$50,000 – equivalent to R$261,140 deposited by CSN Cimentos in September 2021 in an escrow account, and (ii) the payment of US$910,733 million – equivalent to R$4,752,296. The final price considered in the transaction was US$960,733 – equivalent to R$5,013,436.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC 15/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability of R$646,594, as shown in the table below:

73

(In thousands of reais - R$, unless otherwise stated)
Item	CSN Cimentos Brasil S.A.	Reference
Purchase price considered	5,013,436	item (i)
Fair value of the assets and liabilities acquired	4,622,604
Goodwill based on expectations for future profitability (note 12)	390,832

The goodwill for expected future profitability is recorded in intangible assets and, since it does not have finite useful life, it is not amortized, in accordance with CPC01/IAS 38. As from 2023, CSN Cimentos will start to perform impairment testing for this asset according to the requirements in CPC01/IAS 36.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2022, calculated based on independent appraisers’ reports.

			CSN Cimentos Brasil
	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	496,445		496,445
Trade receivables	141,266		141,266
Inventories	272,106		272,106
Recoverable taxes	229,940		229,940
Deferred taxes	982,547		982,547
Other assets	147,565		147,565
Property, plant and equipment	3,185,975	402,289	3,588,264
Intangíible assets	7,429	173,586	181,015
Total assets acquired	5,463,273	575,875	6,039,148

Trade payables	510,522		510,522
Lease liabilities	43,978		43,978
Taxes payable	50,527		50,527
Salaries and social charges	32,324		32,324
Other payables	139,830		139,830
Taxes in installments	148,249		148,249
Legal Contingencies	491,114		491,114
Total liabilities assumed	1,416,544		1,416,544
Net equity acquired	4,046,729	575,875	4,622,604

The fair value allocation resulted in a gain totaling R$575,875 distributed among CSN Cimentos Brasil’s main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	3,185,975	402,289	3,588,264
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	2,456	135,216	137,672
Trademarks	The brands were evaluated using the Royalty Relief method, which consists of projecting the expectation of royalties and measuring the present value.		38,370	38,370
Softwares	The Company's software has not been evaluated.	4,973		4,973
		3,193,404	575,875	3,769,279
74

(In thousands of reais - R$, unless otherwise stated)

The acquirer CSN Cimentos S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

3.e)  Acquisition of control of Companhia Energética Chapecó

On October 7, 2022, CSN Mineração S.A. and CSN Energia completed the acquisition of 100% of the shares issued by Companhia Energética Chapecó – CEC with Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia and BMPI Infra S.A.

Companhia Energética Chapecó holds the concession for the Quebra-Queixo hydroelectric power plant, which has an installed capacity of 120 MW, located on the Chapecó River between the municipalities of Ipuaçú and São Domingos in the state of Santa Catarina, the concession contract was signed in December 2000 effective for 35 years and extended until December 2040, after discussions for renegotiation of the GSF, which took place in October 2021.

(i) Determination of the purchase price

In accordance with CPC 15 (R1)/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Assets transferred	Payment made upon acquisition	358,634	(i)
Purchase price considered for the business combination		358,634

(i) On October 7, 2022, the transaction was completed with the payment of R$358,634 by CSN Mineração and CSN Energia.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC 15 (R1)/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction did not generate goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13/CPC 46 - Fair value measurement. The following table shows the allocation of the fair value of the assets acquired and liabilities assumed on October 7, 2022, calculated based on independent appraisers’ reports.

75

(In thousands of reais - R$, unless otherwise stated)
(BRL'000)	Carrying amounts	Fair value adjustment	Total fair value
Assets
Cash and cash equivalents	41,693		41,693
Trade receivables	5,745		5,745
Other assets	246		246
Recoverable taxes and contributions	5,420		5,420
Deferred taxes	9,521		9,521
Judicial deposits	151		151
Property, plant and equipment	106,695	195,026	301,721
Intangíible assets	104,499	83,610	188,109
Total assets acquired	273,970	278,636	552,606

Liabilities
Trade payables	157		157
Labor obligations	364		364
Taxes payable	1,945		1,945
Concession payable	12,281		12,281
Other accounts	1,567		1,567
Advances from customer	100,012		100,012
Concession payable	77,646		77,646
Total liabilities assumed	193,972		193,972
Total equity acquired	79,998	278,636	358,634

The fair value allocation resulted in a gai totaling R$278,636, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 11.	106,695	195,026	301,721
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as from the base date stipulated in the evaluation and Incremental Cash Flow, where the economic gain generated by the spread between the contract value and the spot value of energy was the basis of a free cash flow.	104,499	83,610	188,109
		211,194	278,636	489,830

The subsidiary CSN Mineração has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1)/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

3.f)   Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração

On August 31, 2021, CSN Cimentos acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer base.

76

(In thousands of reais - R$, unless otherwise stated)

a) Determination of the purchase price

In accordance with CPC 15 (R1)/IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831

(i)	The transaction included payments by CSN Cimentos of R$77,768 and R$123,947 on August 31, 2021, and an adjustment in the amount of R$3,914 and R$5,116, received in December 2021 related to working capital adjustment provided for in the sale agreement.

(ii)	In August 2021, Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominative and with no par value, which were subscribed and paid up by CSN Cimentos.

b) Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of the CPC 15/IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability of R$83,266, as shown in the table below:

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266	-

The goodwill for expected future profitability is recorded in intangible assets and, since it does not have a finite useful life, it is not amortized, in accordance with CPC 04 (R1)/IAS 38.

On the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, not generating goodwill for expected future profitability.

(i) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers’ reports.

77

(In thousands of reais - R$, unless otherwise stated)
			Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,571		52,571	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,733		17,733	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in a gain totaling R$567,297, distributed among the main assets of Elizabeth Cimentos and Elizabeth Mineração. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	269,385	269,885
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	59,456	60,254
		389,964	567,297	957,261

The subsidiary CSN Mineração has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1)/IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered. After completing the work for issue of the report, the Company reclassified the amount of R$27,667 among gains from licenses, mining rights and goodwill for expected future profitability.

Accounting Policy

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred, and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

4.	CASH AND CASH EQUIVALENTS
78

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash and banks
In Brazil	85,120	68,638	49,794	58,951
Abroad	6,310,338	10,007,399	136,756	1,438,851
	6,395,458	10,076,037	186,550	1,497,802

Investments
In Brazil	5,110,749	6,493,832	2,652,855	2,387,463
Abroad	485,149	76,611
	5,595,898	6,570,443	2,652,855	2,387,463
	11,991,356	16,646,480	2,839,405	3,885,265

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash on hand and in banks and other highly liquid short-term investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

5.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Investments (1)	271,590	261,673	15,675	15,148	22,715	43,398
Usiminas shares (2)	1,184,895	2,383,059			1,184,895	2,383,059
Bonds (3)			140,510	132,523			140,510	132,523
	1,456,485	2,644,732	156,185	147,671	1,207,610	2,426,457	140,510	132,523
(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company guarantees a portion of the Company’s debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 22.a).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

6.      TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Trade receivables
Third parties
Domestic market	1,636,804	1,218,179	860,942	751,616
Foreign market	1,720,056	1,472,190	92,679	236,882
	3,356,860	2,690,369	953,621	988,498
Allowance for doubtful debts	(232,830)	(236,927)	(122,872)	(133,227)
	3,124,030	2,453,442	830,749	855,271
Related parties (note 22 b)	109,134	144,396	1,125,782	1,520,241
	3,233,164	2,597,838	1,956,531	2,375,512

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

79

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Current	2,934,057	2,255,200	781,406	803,910
Past-due up to 30 days	163,959	164,019	37,036	44,135
Past-due up to 180 days	54,452	67,822	28,526	16,024
Past-due over 180 days	204,392	203,328	106,653	124,429
	3,356,860	2,690,369	953,621	988,498

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Opening balance	(236,927)	(228,348)	(133,227)	(143,735)
(Loss)/Reversal estimated	(87)	1,755	1,623	3,277
Recovery and write-offs of receivables	13,197	6,287	8,732	3,683
Drop down of Cements (note 10.c)				3,548
Consolidation in the acquisition of companies	(9,013)	(16,621)
Closing balance	(232,830)	(236,927)	(122,872)	(133,227)

Accounting Policy

Accounts receivable are initially recognized by the transaction price, provided they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits, in foreign currency, are restated at the exchange rate on the date of the financial statements.

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the lifetime of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the customer’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of trade notes/bills from the customer and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

7.	INVENTORIES

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Finished goods	4,421,166	4,457,842	2,308,211	2,570,354
Work in progress	3,501,145	2,710,149	2,123,539	1,695,075
Raw materials	3,297,213	3,638,952	2,492,779	2,799,869
Storeroom supplies	1,174,244	770,296	474,846	364,872
Advances to suppliers	37,619	121,519	30,170	92,439
Provision for losses	(96,493)	(98,730)	(16,124)	(14,426)
	12,334,894	11,600,028	7,413,421	7,508,183

Classified:
Current	11,289,229	10,943,835	7,413,421	7,508,183
Non-current (1)	1,045,665	656,193
	12,334,894	11,600,028	7,413,421	7,508,183
(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

80

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Opening balance	(98,730)	(109,038)	(14,426)	(35,832)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	3,621	10,308	(1,698)	17,101
Drop down of Cements (note 10.c)				4,305
Consolidation in the acquisition of companies	(1,384)
Closing balance	(96,493)	(98,730)	(16,124)	(14,426)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished goods and work in progress includes raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

8.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
State Value-Added Tax	1,130,843	1,162,900	793,761	895,880
Brazilian federal contributions (1)	1,862,828	1,352,100	1,094,392	980,316
Other taxes	189,087	105,375	129,002	70,787
	3,182,758	2,620,375	2,017,155	1,946,983

Classified:
Current	1,865,626	1,655,349	1,137,460	1,255,697
Non-current	1,317,132	965,026	879,695	691,286
	3,182,758	2,620,375	2,017,155	1,946,983
(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC 22/IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

Accounting Policy

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

The balance of recoverable taxes maintained as current is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. We do not foresee risks of non-realization of these tax credits, provided that these budget projections materialize.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

81

(In thousands of reais - R$, unless otherwise stated)
				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Judicial deposits (note 20)			533,664	339,805			231,627	222,481
Prepaid expenses	311,087	225,036	47,109	74,503	244,416	185,968	30,878	62,233
Prepaid expenses with sea freight	36,783
Actuarial asset (note 22 b)			35,477	59,111			28,072	47,350
Trading securities	9,596	12,028			9,488	11,935
Loans with related parties (note 22 b)	5,383	4,511	1,384,773	1,143,228	5,383	4,511	1,668,382	1,290,295
Other receivables from related parties (note 22 b)	1,858	1,828	1,484,759	927,077	101,695	47,296	1,708,667	1,151,903
Eletrobrás bonds and compulsory loan (1)			58,030	859,607			55,336	858,876
Dividends receivables (note 22 b)	77,377	76,878			295,480	486,506
Employee debts	59,578	43,542			28,101	25,531
Receivables by indemnity (2)			974,863	534,896			974,863	534,896
Other	274,838	120,297	231,043	427,528	25,627	28,976	192,695	147,077
	776,500	484,120	4,749,718	4,365,755	710,190	790,723	4,890,520	4,315,111

(1)	In December 2021, the Company had recorded net, certain and enforceable amount with Centrais Elétricas Brasileiras S.A. - Eletrobras, relating mainly to interest and monetary adjustment of the Compulsory Loan. In December 2022, the Company received R$370,000 in cash and R$367,000 in shares representing 32.74% of the capital of subsidiary CEEE-G, as per the Private Instrument of Transaction and other covenants. The remaining balance refers to preferred shares held by the Company in Eletrobras.

(2)	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company in 2020, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January/1991 to June/2002. Additionally, in the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2022 and 2021 include the following direct and indirect subsidiaries and joint ventures, associates, joint ventures, as well as the exclusive funds, as follows:

82

(In thousands of reais - R$, unless otherwise stated)
	Equity interests (%)
Companies	12/31/2022	12/31/2021	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.90	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	78.24	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.01	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.99	99.99	Equity interests
CSN Participações IV	99.99	99.99	Equity interests
CSN Participações V	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)	79.75	78.24	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	78.24	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Elizabeth Mineração Ltda		99.96	Mining
Santa Ana Energética S.A.	100.00		Electric power generation
Topázio Energética S.A.	100.00		Electric power generation
Brasil Central Energia Ltda.	100.00		Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99		Commercial intermediation for the purchase and sale of assets and materials in general
CSN Cimentos Brasil S.A.	99.99		Manufacturing and sale of cement
Metalgráfica Iguaçu S.A	100.00		Metal packaging manufacturing
Companhia Energética Chapecó	79.75		Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.96		Electric power generation
Ventos de Vera Cruz S.A.	98.95		Electric power generation
Ventos de Curupira S.A	98.95		Electric power generation
Ventos de Povo Novo S.A.	98.95		Electric power generation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	47.26	47.26	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.58	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A.	10.00		Electric power generation
Jaguari Energética S.A.	10.50		Electric power generation
Chapecoense Geração S.A.	9.00		Electric power generation
Parques Eólicos Palmares S.A.	10.00		Electric power generation
Ventos do Litoral Energia S.A.	10.00		Electric power generation
Ventos dos índios Energia S.A.	10.00		Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00		Electric power generation
Ventos do Sul S.A.	10.00		Electric power generation
Foz Chapecó Energia S.A.	8.91		Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

83

(In thousands of reais - R$, unless otherwise stated)

10.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of December 31, 2022 and 2021 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Opening balance on 12/31/2021	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 12/31/2022

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	1,806,542		(77,403)	325,800	(146)	105	2,054,898
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(70,481)			(11,744)			(82,225)
Transnordestina Logística S.A.	1,114,232	100,000		(29,307)		(411)	1,184,514
Fair Value -Transnordestina (*)	271,117					387,989	659,106
Arvedi Metalfer do Brasil (affiliate)	21,541			4,702		(461)	25,782
Equimac S.A	8,428	5,079		3,936	140	899	18,482
Indirect interest in affiliates - CEEE-G						216,307	216,307
Fair Value indirect participation CEEE-G (1)						359,024	359,024
Fair Value amortization indirect participation CEEE-G				(25,889)			(25,889)
	3,632,001	105,079	(77,403)	267,498	(6)	963,452	4,890,621

Equity interests evaluated by the cost method (1)	27,041	14,052
Investments at fair value through profit or loss (note 14)	190,320					(95,620)	94,700
Others	285					33,303	33,588
Other participations	217,646	14,052				(62,317)	169,381

Total shareholdings	3,849,647	119,131	(77,403)	267,498	(6)	901,135	5,060,002

Classification of investments in the balance sheet
Equity interests	3,849,647						5,060,002
Investment Property	162,181						159,080
Total investments in the asset	4,011,828						5,219,082

(1)	As of December 31, 2022, the balance of R$ 368,018 refers to the Fair Value generated in the acquisition of CEEE-G, according to note 3.c.;

(2)	In 2021 and 2022, through CSN Inova Ventures, strategic investments were made in startups, namely: Alinea Health Holdings Ltda. I. Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Clarke Software;

(3)	The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	12/31/2022	12/31/2021

Equity in results of affiliated companies
MRS Logística S.A.	325,800	260,622
Transnordestina	(29,307)	(45,870)
Arvedi Metalfer do Brasil	4,702	3,265
Equimac S.A	3,936	(608)
Fair Value Amortization	(37,633)	(11,747)
	267,498	205,662
Other adjustments
Cost of sales	(80,006)	(62,982)
To taxes	27,202	21,414
Others	23,223	18,410
Equity in results	237,917	182,504

84

(In thousands of reais - R$, unless otherwise stated)
							Parent Company
Companies	Opening balance on 12/31/2021	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2022

Subsidiaries
CSN Steel S.L.U.	5,150,281			412,281	(534,300)		5,028,262
Sepetiba Tecon S.A.	312,994			(18,534)			294,460
Minérios Nacional S.A.	296,085		(186,426)	11,583			121,242
Fair Value - Minérios Nacional	2,123,507						2,123,507
Companhia Metalúrgica Prada	265,811	99,821		5,710			371,342
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	10,952,732		(4,029,695)	2,338,176	(174,497)		9,086,716
CSN Energia S.A.	91,765	13,966		(48,995)			56,736
FTL - Ferrovia Transnordestina Logística S.A.	197,471			(33,731)			163,740
Companhia Florestal do Brasil	49,246	1,401,746		30,928	(181,194)		1,300,726
CBSI - Companhia Brasileira de Serviços de Infraestrutura	25,129			3,928			29,057
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos S.A.	4,058,756	2,300,000	(178,348)	803,914	7,538	(63)	6,991,797
Others	1	112		7			120
	23,602,512	3,815,645	(4,394,469)	3,505,267	(882,453)	(63)	25,646,439
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	186,947		(1,317)	3,883			189,513
MRS Logística S.A.	903,501		(38,711)	162,992	(73)		1,027,709
Transnordestina Logística S.A.	1,114,232	100,000		(29,307)		(413)	1,184,512
Fair Value -Transnordestina (*)	271,117					387,989	659,106
Equimac S.A	8,428	5,079		4,835	140		18,482
Arvedi Metalfer do Brasil (affiliate)	21,541			4,242			25,783
	2,505,766	105,079	(40,028)	146,645	67	387,576	3,105,105
Investments at fair value through profit or loss (note 14)	190,320					(95,620)	94,700
Profits on subsidiaries' inventories	(300,295)			232,655			(67,640)
Other investments	28						28
Total shareholdings	25,998,331	3,920,724	(4,434,497)	3,884,567	(882,386)	291,893	28,778,632

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,756,474)			94,740			(2,661,734)
CSN Inova Ventures	(1,324,586)			(431,363)			(1,755,949)
CSN Islands XII Corp.	(3,318,812)			(21,317)			(3,340,129)
Estanho de Rondônia S.A.	(51,488)			(24,807)			(76,295)
Total subsidiaries with unsecured liabilities	(7,451,360)			(382,747)			(7,834,107)

Equity Income				3,501,820

Classification of investments in the balance sheet
Equity interests	25,998,331						28,778,632
Investment Property	142,578						140,143
Total active investments	26,140,909						28,918,775
Provision for Investments with Unsecured Liabilities (liabilities)	(7,451,360)						(7,834,107)
Total active and passive investments	18,689,549						21,084,668

(*)        In 2022, the Company performed an impairment test of the joint venture Transnordestina Logistica S.A. and reversed the impairment of Fair Value of R$387,989. See details of the impairment test in note 10.e.

10.b)	Additional information on operational subsidiaries based in Brazil and abroad

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement operations in the Group began in May 2009 with a crushing unit in Volta Redonda/RJ, driven by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement.

In 2011, our production of clinker was initiated after the installation of a furnace in Arcos/MG, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is primarily loaded by rail to our cement plant in Volta Redonda/RJ.

85

(In thousands of reais - R$, unless otherwise stated)

In 2015, the unit in Arcos/MG started its production of cement with the installation of two vertical crushers. In 2016 a second production line of clinker was assembled, reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the intended final product. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração, through its subsidiary CSN Cimentos, was concluded.

Elizabeth Cimentos is a corporation located in Paraíba which manufactures and sells Portland cement and clinker. Its products are marketed in all states of the North and Northeast regions.

•      ELIZABETH MINERAÇÃO LTDA. (“Elizabeth Mineração”)

Elizabeth Mineração is incorporated as a limited liability company, founded in 2005, and its object is the extraction, processing, and sale of stone ores. It may also participate in other companies as a partner, shareholder, or member. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

•      SEPETIBA TECON S.A. (“Tecon”)

It aims to explore Container Terminal at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network, which is granted to MRS Logística S.A. The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

Tecon won a bidding procedure and entered into the lease agreement on October 23, 1998, starting operations in 2001, for operation of the port terminal for a period of 25 years, extendable for an equal period. In 2022, this deadline was extended for additional 25 years.

Upon termination of the lease, all rights and benefits transferred to Tecon will return to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by it in leased assets, declared reversible by the Federal Government as they are necessary for the continuity of the provision of the service granted. The assets declared reversible will be indemnified by the Federal Government at the residual value of their cost, determined by Tecon’s accounting records after deducting depreciation.

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the metal steel packaging segment, Prada produces the best and safest cans, buckets, and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, stripes, blanks, metal sheets, profiles, tubes, and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand from companies all over the country.

86

(In thousands of reais - R$, unless otherwise stated)

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO), and produces steel cans for the national and international market of metal food packaging. The operation is a strategic step towards expanding the production capacity of CSN's packaging division. The technology used by Metalgráfica is more modern than that used by CSN, improving the competitiveness of the business and strengthening the national chain, especially in relation to substitute packaging.

•      CSN ENERGIA S.A. (“Energia”)

Its main objective is to sell electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the acquired energy, it is sold to the market through the CCEE ("Electric Energy Trading Chamber"). The company's head office is located in Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”).

On March 23, 2021, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$10,860, increasing its interest in FTL’s capital from 92.38% to 92.71%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$29, recorded in shareholders’ equity under “Other comprehensive income”. There was no change in the corporate structure in 2022.

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração S.A. has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração S.A. started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN's stake in this subsidiary on December 31, 2022 was of 79.75% (78.24% on December 31, 2021).

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional S.A. in the business combination operation that took place in 2015.

•      CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Located in the city of Araucária, PR, the main purpose of CBSI is to render services to subsidiaries, associates, controlling companies and third-party entities related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a closely-held corporation and the company's head office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

87

(In thousands of reais - R$, unless otherwise stated)

The SWT was formed from the defunct Maxhütte steel industrial complex in Unterwellenborn, Germany. SWT produces used steel profiles for civil construction in accordance with international quality standards. It main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel per year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly owned subsidiary of CSN.

• COMPANHIA SIDERÚRGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly owned subsidiary of CSN, is an importer and marketer of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, as a continuation of Siderúrgica Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steel, with an anti-corrosion coating. Lusosider has an installed capacity of approximately 550 thousand tons/year to produce four large groups of steel products: galvanized sheet, cold-rolled sheet, pickled sheet, and oil-coated sheet. The products manufactured by Lusosider may be used in the packaging industry, civil construction (tubes and metallic structures) and in components for home appliances.

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira acquired a 66.23% stake in Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which belonged to the State of Rio Grande do Sul, later it also acquired on December 15, 2022 the 32.73% stake in CEEE-G which belonged to Centrais Elétricas Brasileiras S.A. - Eletrobras.

The company is headquartered at Avenida Joaquim Porto Villanova, nº 201, Prédio A, Sala 723, Bairro Jardim Carvalho, Porto Alegre, State of Rio Grande do Sul. CEEE-G's main purpose is to carry out studies, projects, construction and operation of power plants, as well as entering into company acts resulting from these activities, such as the sale of electricity. CEEE-G exercises share control of Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for building the Povo Novo Wind Complex. CEEE-G's stake as of December 31, 2022 is 99.99%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

Companhia Energética Chapecó, headquartered in the city of São Paulo, is an independent electricity production concessionaire whose main activity is to take advantage of the electric energy potential located on the Chapecó River, through a hydroelectric power plant, among the municipalities of Ipuaçu and São Domingos, in the state of Santa Catarina, called Quebra-Queixo Generator Center. On December 11, 2000, Companhia Energética Chapecó signed the Concession Agreement for the Use of Public Assets for the generation of electricity 94/2000 with the Brazilian Electricity Regulatory Agency – Aneel. The concession has a term of 35 years from the date of signature of the concession contract by the granting authority, which may be extended under the conditions established by ANEEL, and provided that the exploration of the hydroelectric use is in accordance with the conditions of the concession contract and in the legislation of the sector.

•      CSN CIMENTOS BRASIL S.A. (“CSN Cimentos Brasil”)

On September 6, 2022, CSN and LafargeHolcim (Brasil) S.A. ("LafargeHolcim") is a corporation, domiciled in Brazil, with its headquarters located at Estrada Aterrado do Leme, Santa Cruz, Rio de Janeiro - RJ, with industrial plants, warehouses and branches in a large part of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. The stake as of December 31, 2022 is 99.99%.

10.c)	Main events occurred in the subsidiaries in 2021 and 2022

IPO of CSN MINERAÇÃO

(a) Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 - Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”). The price per share was fixed at R$8.50 after the collection of intention of investments from institutional buyers in Braxil and abroad.

88

(In thousands of reais - R$, unless otherwise stated)

The Company’s interest in the subsidiary CSN Mineração changed from 78.24% in December 2021 to 79.75% in December 2022.

(i)	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

(ii)	Secondary Distribution of Shares

Upon the secondary distribution of shares, Companhia Siderúrgica Nacional sold 327,593,584 common shares of CSN Mineração and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented below:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cash reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

- Shares repurchase program of subsidiary CSN Mineração

On March 24, 2021, November 3, 2021, and May 18, 2022, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below.

On May 18, 2022, the cancellation of 105,907,300 nominative common shares without a nominal value, repurchased and held in treasury, was approved at a Board of Directors' Meeting. On December 31, 2022 the subsidiary CSN Mineração had no treasury shares.

89

(In thousands of reais - R$, unless otherwise stated)
Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500		52,940,500
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6.1644	R$5.0392 and R$6.1208	52,466,800		105,907,300
	05/18/2022			Not applicable	Not applicable		105,907,300
3º	05/18/2022	106,000,000	from 05/19/2022 to 5/18/2023
						105,407,300	105,907,300

- Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to its subsidiary CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of R$2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid up on the same date by the Company, upon assignment of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting.

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

10.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2022				12/31/2021
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	867,937	1,164	8,983	46,946	1,836,612	1,259	2,077	42,500
Advances to suppliers	29,500	21,036	1,384	1,273	44,011	11,486	407	1,254
Other current assets	1,351,335	78,777	11,648	30,735	1,065,913	55,334	8,862	18,453
Total current assets	2,248,772	100,977	22,015	78,954	2,946,536	68,079	11,346	62,207
Non-current Assets
Other non-current assets	887,987	255,367	1,643	19,007	980,861	124,776		19,578
Investments, PP&E and intangible assets	11,541,779	11,029,525	41,709	325,911	9,614,144	10,145,422	28,964	358,265
Total non-current assets	12,429,766	11,284,892	43,352	344,918	10,595,005	10,270,198	28,964	377,843
Total Assets	14,678,538	11,385,869	65,367	423,872	13,541,541	10,338,277	40,310	440,050

Current Liabilities
Borrowings and financing	735,231	142,073	5,497		767,992	228,769	4,041
Lease liabilities	472,129		701		383,323
Other current liabilities	1,682,928	150,268	5,777	14,326	1,513,799	157,946	4,063	40,473
Total current liabilities	2,890,288	292,341	11,975	14,326	2,665,114	386,715	8,104	40,473
Non-current Liabilities
Borrowings and financing	3,604,793	7,142,895	14,446		3,551,278	6,665,700	15,351
Lease liabilities	1,928,931		630		1,718,366
Other non-current liabilities	740,892	1,484,884	1,353	18,914	759,538	928,254		16,098
Total non-current liabilities	6,274,616	8,627,779	16,429	18,914	6,029,182	7,593,954	15,351	16,098
Shareholders’ equity	5,513,634	2,465,749	36,963	390,632	4,847,245	2,357,608	16,855	383,479
Total liabilities and shareholders’ equity	14,678,538	11,385,869	65,367	423,872	13,541,541	10,338,277	40,310	440,050
90

(In thousands of reais - R$, unless otherwise stated)

				01/01/2022 to 12/31/2022				01/01/2021 to 12/31/2021
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	5,592,118	375	41,307	188,024	4,427,385	138	15,238	221,023
Cost of sales and services	(3,477,896)		(24,977)	(100,454)	(2,919,527)		(13,001)	(81,649)
Gross profit	2,114,222	375	16,330	87,570	1,507,858	138	2,237	139,374
Operating (expenses) income	(243,399)	(40,685)	(3,769)	(77,742)	(116,499)	(76,543)	(3,453)	(69,097)
Financial income (expenses), net	(641,862)	(21,551)	(3,211)	2,545	(345,513)	(20,651)		1,274
Income before income tax and social contribution	1,228,961	(61,861)	9,350	12,373	1,045,846	(97,056)	(1,216)	71,551
Current and deferred income tax and social contribution	(354,786)		(1,479)	(4,408)	(346,551)			(24,390)
Profit / (loss) for the year	874,175	(61,861)	7,871	7,965	699,295	(97,056)	(1,216)	47,161

•      ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“HPP Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The HPP Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•      MRS LOGÍSTICA S.A. (“MRS”)

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo, and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal S.A. - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor. In July 2022, the granting authority approved the extension of the concession for additional 30 years from December 1, 2026.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of the rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the total capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 14.86% interest in the capital of MRS, totaling a 33.50% interest.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydropower Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose specific purpose is the distribution of electricity, which is distributed according to the percentage of participation of each company.

10.e)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements was considered appropriate.

91

(In thousands of reais - R$, unless otherwise stated)

Measurement of recoverable value:

Cash flow projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession
Discount rate	Range from 5.32% to 6.99% in real terms.

Additionally, CSN, as an investor, carried out is impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

•	The dividend flow was extracted from TLSA’s nominal cash flow;
•	The dividend flow was calculated considering the percentages of annual participation, considering the dilutions of CSN’s participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was the one calculated in “rolling WACC” from TLSA.

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluating the investment of its own assets, with no additional risk factor to the model.

Based on the analyses and interpretations of the paragraphs of CPC 18 - Investments in Associates and Joint Ventures and measurement through the impairment test of the investment made, expanding its profitability projections, bringing greater security with respect to its operating assets, thus leading to the Company's decision to reverse impairment of the TLSA’s Fair Value recorded in 2016, in the amount of R$387,989. Therefore, it was not necessary to recognize any additional impairment.

Accounting Policy

Equity method of accounting and Consolidation

The equity method of accounting for subsidiaries, joint ventures and associates is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and/or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly Controlled Entities: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements in order to represent the Company's contractual rights and obligations.

Joint ventures: are accounted for under the equity method and are not consolidated.

Associates: are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

92

(In thousands of reais - R$, unless otherwise stated)

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, jointly controlled entities and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The effects on the results of transactions with jointly controlled entities are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income tax and social contribution.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

Advances made in foreign currencies are recorded at the exchange rate of the date the entity makes the advance payments or receipts, recognizes (transaction date) as a non-monetary asset or non-monetary liability.

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount.

10.f)	Investment properties

The balance of investment properties is shown below:

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(27,338)	(27,338)		(26,100)	(26,100)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Depreciation (note 26)		(3,072)	(3,072)		(2,406)	(2,406)
Write-off	(29)		(29.00)	(29)		(29)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(30,410)	(30,410)		(28,506)	(28,506)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the consolidated balance as of December 31, 2022 is R$2,163,610 (R$2,055,976 as of December 31, 2021) and in the parent company R$2,097,290 (R$1,992,956 as of December 31 2021).

The average estimated useful lives for the years are as follows (in years):

93

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Buildings	27	27	28	28

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated since it has an indefinite useful life.

11.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(12,314)	(21,167)	(66,796)	(756)	(6,137)	(1,024)	(334)	(108,528)
Acquisitions	1,402	48,061	6,631	6,618	3,213,068	26,218	58,521	3,360,519
Capitalized interest (1) (notes 29 and 34)					135,242			135,242
Write-offs (note 27)		(272)	25,229			(754)	(41)	24,162
Depreciation (note 26)		(218,941)	(2,334,638)	(7,245)		(104,382)	(54,495)	(2,719,701)
Transfers to other asset categories	(70,520)	314,131	2,800,864	5,421	(2,965,725)		(84,171)
Transfers to intangible assets					(101,449)			(101,449)
Right of use - Remesurement						99,728		99,728
Consolidation of acquired companies and fair value to asset	217,044	1,309,277	2,288,415	7,801	106,869	43,272	171,916	4,144,594
Others		91	4,700	6		(2)	(51)	4,744
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Cost	25,618	497,690	14,085,249	97,544	740,688	35,633	127,281	15,609,703
Accumulated depreciation		(215,748)	(7,668,359)	(88,455)		(19,637)	(108,662)	(8,100,861)
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Acquisitions			19,888	669	1,283,236	2,300	1,959	1,308,052
Capitalized interest (1) (notes 28 and 33)					40,804			40,804
Write-offs (note 27)			2,139					2,139
Depreciation (note 26)		(18,743)	(1,029,124)	(1,728)		(7,064)	(5,925)	(1,062,584)
Transfers to other asset categories		24,547	1,123,349	2,171	(1,153,338)		3,271
Transfers to intangible assets					(10,969)			(10,969)
Right of use - Remesurement						201		201
Others
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Cost	25,618	520,372	15,233,464	100,323	900,421	38,133	132,073	16,950,404
Accumulated depreciation		(232,626)	(8,700,322)	(90,122)		(26,700)	(114,149)	(9,163,919)
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1) The capitalized borrowing costs are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use:

94

(In thousands of reais - R$, unless otherwise stated)
					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(360)	(62)	(602)	(1,024)
Addition	2,520	2,042	4,191	17,465	26,218
Consolidation of acquired companies		1,092	35,511	6,669	43,272
Remesurement	45,410	8,325	38,430	7,563	99,728
Depreciation	(22,153)	(16,726)	(48,142)	(17,361)	(104,382)
Write-offs			(754)		(754)
Transfers to other asset categories	(14)	(87)	228	(127)
Others				(2)	(2)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	15,543	40	413	15,996
Cost	33,307	137	2,189	35,633
Accumulated depreciation	(17,764)	(97)	(1,776)	(19,637)
Balance at December 31, 2021	15,543	40	413	15,996
Addition		2,300		2,300
Remesurement		201		201
Depreciation	(6,143)	(671)	(250)	(7,064)
Balance at December 31, 2022	9,400	1,870	163	11,433
Cost	33,307	2,639	2,187	38,133
Accumulated depreciation	(23,907)	(769)	(2,024)	(26,700)
Balance at December 31, 2022	9,400	1,870	163	11,433

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	20	21
Furniture and fixtures	12	12	13	13
Others	9	10	12	12

Accounting Policy

Property, plant and equipment are carried at cost of acquisition, formation or construction, minus accumulated depreciation or depletion and any impairment loss. Depreciation is calculated using the straight-line method based on the remaining useful life of assets or the term of the contract, whichever is shorter. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. All other disbursements are expensed as incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and on which date they are ready to determine their functions in the manner intended by the Company.

95

(In thousands of reais - R$, unless otherwise stated)
•	Development Costs of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Exploration Expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

•	Waste Removal Costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine on the basis of probable and proven reserves.

•	Stripping Costs

The stripping costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

12.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918	167,771	167,771
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)	(108,042)	(108,042)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Effect of foreign exchange differences		(26,059)	(544)	(25,399)		(214)	(52,216)
Acquisitions			830		76,764	644	78,238
Consolidation of acquired companies	402,247	33,982	6,008	38,370	2,677,809		3,158,416
Transfer of property, plant and equipment			30,456		70,993		101,449	10,969	10,969
Amortization (note 26)		(63,351)	(15,344)	(1,393)	(74,795)		(154,883)	(11,199)	(11,199)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227	178,747	178,747
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)	(119,248)	(119,248)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499

(*) Composed mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of Companhia Estadual de Geração de Energia Elétrica, amortized over the agreement term (note 3.c).

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Software	10	9	10	9
Customer relationships	13	13

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash-generating units (CGUs) which represent the lowest level of assets or group of assets of the Group. According to CPC 01 (R1)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

96

(In thousands of reais - R$, unless otherwise stated)
							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021

Packaging (1)	Steel	170,163	158,748			170,163	158,748
Long steel (2)	Steel	235,595	235,595	225,187	213,609	460,782	449,204
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	474,098	83,266			474,098	83,266
		4,131,483	3,729,236	225,187	213,609	4,356,670	3,942,845

(1) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011. In 2022, Metalgráfica Iguaçu was acquired by subsidiary Prada and goodwill of R$11,415 was recognized.

(2) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3) Refers to the goodwill for expected future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, which recoverability is tested annually.

(4)    On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital. In December 2022, goodwill for expected future profitability of CSN Cimentos Brasil S.A. in the amount of R$646,594 was recognized;

(5)    In the acquisition of Elizabeth Cimentos S.A. in August 2021 goodwill for expected future profitability in the amount of R$83,266 was generated, and in December 2022 goodwill for expected future profitability of CSN Cimentos Brasil S.A. in the amount of R$390,832 was recognized. The goodwill is recorded in the acquirer CSN Cimentos S.A.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgments as: growth rate, costs and expenses, discount rate, working capital, future Capex and macroeconomic assumptions observable in the market.

The main assumptions used in calculating the values in use as of December 31, 2022 are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel (*)	Flat Steel (*)	Logistics (**)	Cements
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2031 + perpetuity	Until 2064	Until 2032 + perpetuity	Until 2032 + perpetuity	Until 2035 + perpetuity	Until 2027	Until 2050
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Estimated based on market study to captures cargo and operational costs according to market trend studies	Gross margin updated based on historical data and market trends
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Study-based costs and market trends	Study-based costs and market trends
Perpetual growth rate	1% growth	Without perpetuity	Without growth	Without growth	Without growth	Without perpetuity	Without perpetuity
Discount rate	For packaging, cash flows were discounted using a discount rate around 9.13% p.a. in real terms. For mining, steel and other steel, cash flows were discounted using a discount rate between 3.53% to 13.09% p.a. in real terms and in nominal terms between 5.60% to 16.49% p.a. For logistics, cash flows were discounted using a discount rate between 6.01% to 7.56% p.a. in real terms.
The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through business combinations. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated periods of exploration or recovery.

Mineral exploration rights are classified as rights and licenses in the intangible group.

97

(In thousands of reais - R$, unless otherwise stated)

Intangible assets with an indefinite useful life are not amortized.

•	Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. In the parent company’s balance sheet, goodwill is included in investments. The gain on bargain purchase is recognized as a gain in the income statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit (“CGU”), if any, include the carrying amount of goodwill related to the CGU sold.

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

13.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021

Foreign Debt
Floating Rates:
Prepayment	1,571,208	1,626,521	5,474,359	3,875,713	956,219	1,557,329	1,147,894	1,099,080
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	1,189,717	678,239	16,790,284	15,380,392	616,954		782,655
Intercompany					43,196	61,018	8,216,508	8,218,041
Fixed interest in EUR
Intercompany					858	600	1,767,536	1,312,209
Facility	62,187	550,460	166,302	79,013
	2,823,112	2,855,220	22,430,945	19,335,118	1,617,227	1,618,947	11,914,593	10,629,330

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	2,446,840	2,677,516	13,740,051	7,886,796	1,827,077	2,269,603	6,110,174	5,977,676
	2,446,840	2,677,516	13,740,051	7,886,796	1,827,077	2,269,603	6,110,174	5,977,676
Total Borrowings and Financing	5,269,952	5,532,736	36,170,996	27,221,914	3,444,304	3,888,550	18,024,767	16,607,006
Transaction Costs and Issue Premiums	(76,316)	(45,877)	(445,890)	(201,251)	(25,285)	(24,322)	(30,518)	(38,390)
Total Borrowings and Financing + Transaction cost	5,193,636	5,486,859	35,725,106	27,020,663	3,419,019	3,864,228	17,994,249	16,568,616

13.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the year:

98

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Opening balance	32,507,522	35,270,653	20,432,844	28,282,246
New debts	20,248,223	12,915,332	9,922,074	5,699,542
Repayment	(10,782,858)	(17,639,178)	(8,270,606)	(14,280,369)
Payments of charges	(2,315,586)	(2,137,782)	(1,128,874)	(819,648)
Accrued charges (note 29)	2,595,011	2,140,961	1,270,946	759,955
Acquisition of Elizabeth		372,123
Consolidation of companies	81,978
Others (1)	(1,415,548)	1,585,413	(813,116)	791,118
Closing balance	40,918,742	32,507,522	21,413,268	20,432,844
(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2022, as shown below:

				Consolidated
				12/31/2022
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	2,131,171	2023 to 2032	(467,381)	(174,797)
Bonds, ACC, CCE e Facility	9,253,891	2023 to 2032	(3,471,458)	(951,167)
Debentures	7,300,000	2024 to 2037
BNDES/FINAME, Debêntures, NCE e CCB	1,563,161	2023 to 2025	(6,844,019)	(1,189,622)
	20,248,223		(10,782,858)	(2,315,586)

13.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2022			12/31/2022
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 5.84%in Euro 3.07%	in Real 15.40%		in Dollar 3.36%in Euro 3.36%	in Real 15.32%
2023	2,823,112	2,446,840	5,269,952	1,617,227	1,827,076	3,444,303
2024	852,419	3,022,057	3,874,476	5,476,853	723,763	6,200,616
2025	2,307,737	1,151,692	3,459,429	2,731,604	745,756	3,477,360
2026	2,469,116	2,170,972	4,640,088	386,626	1,737,756	2,124,382
2027	796,378	2,191,107	2,987,485	-	1,757,756	1,757,756
2028 to 2031	12,992,073	2,687,293	15,679,366	458,633	1,037,807	1,496,440
After 2031	3,013,222	2,516,930	5,530,152	2,860,877	107,337	2,968,214
	25,254,057	16,186,891	41,440,948	13,531,820	7,937,251	21,469,071

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest rate and charges methods. Interest, commissions, and possible financial charges are recorded pro-rata on an accrual basis.

99

(In thousands of reais - R$, unless otherwise stated)

14.   FINANCIAL INSTRUMENTS

14.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

							Consolidated
Consolidated				12/31/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		11,991,356	11,991,356		16,646,480	16,646,480
Short-term investments	5	1,184,895	271,590	1,456,485	2,383,059	261,673	2,644,732
Trade receivables	6		3,233,164	3,233,164		2,597,838	2,597,838
Dividends and interest on equity	9		77,377	77,377		76,878	76,878
Trading securities	9	9,596		9,596	12,028		12,028
Loans - related parties	9		5,383	5,383		4,511	4,511
Total		1,194,491	15,578,870	16,773,361	2,395,087	19,587,380	21,982,467

Non-current
Investments	5		156,185	156,185		147,671	147,671
Other trade receivables	9		8,059	8,059		2,345	2,345
Eletrobrás compulsory loan	9		58,030	58,030		859,607	859,607
Receivables by indemnity	9		974,863	974,863		534,896	534,896
Loans - related parties	9		1,384,773	1,384,773		1,143,228	1,143,228
Investments	10	94,700		94,700	190,321		190,321
Total		94,700	2,581,910	2,676,610	190,321	2,687,747	2,878,068

Total Assets		1,289,191	18,160,780	19,449,971	2,585,408	22,275,127	24,860,535

Liabilities
Current
Borrowings and financing	13		5,269,952	5,269,952		5,532,736	5,532,736
Leases	15		177,010	177,010		119,047	119,047
Trade payables	16		6,596,915	6,596,915		6,446,999	6,446,999
Trade payables - drawee risk	17		5,709,069	5,709,069		4,439,967	4,439,967
Dividends and interest on capital	17		611,307	611,307		1,206,870	1,206,870
Derivative financial instruments		416,935		416,935
Total		416,935	18,364,253	18,781,188		17,745,619	17,745,619

Non-current
Borrowings and financing	13		36,170,996	36,170,996		27,221,914	27,221,914
Leases	15		516,836	516,836		492,504	492,504
Trade payables	16		46,269	46,269		98,625	98,625
Derivative financial instruments	17	69,472		69,472	101,822		101,822
Total		69,472	36,734,101	36,803,573	101,822	27,813,043	27,914,865

Total Liabilities		486,407	55,098,354	55,584,761	101,822	45,558,662	45,660,484

100

(In thousands of reais - R$, unless otherwise stated)
							Parent Company
Parent Company				12/31/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,839,405	2,839,405		3,885,265	3,885,265
Short-term investments	5	1,184,895	22,715	1,207,610	2,383,059	43,398	2,426,457
Trade receivables	6		1,956,531	1,956,531		2,375,512	2,375,512
Dividends and interest on equity	9		295,480	295,480		486,506	486,506
Trading securities	9	9,488		9,488	11,935		11,935
Loans - related parties	9		5,383	5,383		4,511	4,511
Total		1,194,383	5,119,514	6,313,897	2,394,994	6,795,192	9,190,186

Non-current
Investments	5		140,510	140,510		132,523	132,523
Other trade receivables	9		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	9		55,336	55,336		858,876	858,876
Receivables by indemnity	9		974,863	974,863		534,896	534,896
Loans - related parties	9		1,668,382	1,668,382		1,290,295	1,290,295
Investments	10	94,700		94,700	190,321		190,321
Total		94,700	2,840,094	2,934,794	190,321	2,817,593	3,007,914

Total Assets		1,289,083	7,959,608	9,248,691	2,585,315	9,612,785	12,198,100

Liabilities
Current
Borrowings and financing	13		3,444,304	3,444,304		3,888,550	3,888,550
Leases	15		8,451	8,451		7,602	7,602
Trade payables	16		3,684,793	3,684,793		4,710,811	4,710,811
Trade payables - drawee risk	17		5,318,425	5,318,425		4,439,967	4,439,967
Dividends and interest on capital	17		598,267	598,267		1,125,359	1,125,359
Total			13,054,240	13,054,240		14,172,289	14,172,289

Non-current
Borrowings and financing	13		18,024,767	18,024,767		16,607,006	16,607,006
Derivative financial instruments	17	58,005		58,005	101,822		101,822
Leases	15		4,729	4,729		10,339	10,339
Trade payables	16		14,352	14,352		43,396	43,396
Total		58,005	18,043,848	18,101,853	101,822	16,660,741	16,762,563

Total Liabilities		58,005	31,098,088	31,156,093	101,822	30,833,030	30,934,852

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2022			12/31/2021
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,184,895		1,184,895	2,383,059		2,383,059
Trading securities	9,596		9,596	12,028		12,028
Non-current
Investments	94,700		94,700	190,321		190,321
Total Assets	1,289,191		1,289,191	2,585,408		2,585,408

Liabilities
Current
Derivative financial instruments		416,935	416,935
Non-current
Derivative financial instruments		69,472	69,472		101,822	101,822
Total Liabilities		486,407	486,407		101,822	101,822

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

101

(In thousands of reais - R$, unless otherwise stated)

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

14.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2022 is shown below.

	12/31/2022	12/31/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,191,036	1,656,271
Trade receivables	315,920	212,424
Financial investments	26,930	23,748
Borrowings and financing	(4,594,471)	(3,866,290)
Trade payables	(366,149)	(613,961)
Others	(23,079)	(149,532)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,449,813)	(2,737,340)
Cash flow hedge accounting	4,409,760	2,655,350
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)
Net foreign exchange exposure	777,947	(148,990)

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

102

(In thousands of reais - R$, unless otherwise stated)
				12/31/2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.2177	5.2070	6.5221	7.8266
EUR	5.5694	5.5580	6.9618	8.3541
USD x EUR	1.0674	1.0674	1.3343	1.6011

The effects on the result, considering scenarios 1 and 2, are shown below:

					12/31/2022
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,449,813)	Dollar	36,913	(4,500,022)	(9,000,045)

Cash flow hedge accounting	4,409,760	Dollar	(47,184)	5,752,201	11,504,402

Exchange rate swap CDI x Dollar	(67,000)	Dollar	717	(87,396)	(174,793)

Exchange rate swap Real x Dollar	(115,000)	Dollar	1,230	(150,009)	(300,018)

Net exchange position	777,947	Dollar	(8,324)	1,014,774	2,029,546

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 0.21% / Real x Euro - valuation of the Real by 0.20% / Euro x Dollar - no variation. Source: Central Bank of Brazil and European Central Bank quotations on March 1, 2023.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. The Company has not yet migrated its contracts to SOFR, as it is awaiting guidance from the financial market to transition the rate of its contracts.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2022, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			12/31/2022
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.65%	17.06%	20.48%
TJLP	7.20%	9.00%	10.80%
LIBOR	5.14%	6.42%	7.71%
SELIC	13.75%	17.19%	20.63%

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

103

(In thousands of reais - R$, unless otherwise stated)
						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.65	5,026,521	(14,249,092)	(10,481,452)	(10,796,172)	(11,110,892)
TJLP	7.20		(1,044,833)	(1,120,061)	(1,138,868)	(1,157,675)
Libor	5.14		(6,936,984)	(7,293,466)	(7,382,586)	(7,471,707)
Selic	13.75		(14,596)	(16,603)	(17,105)	(17,606)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2022 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until December 31, 2022:

				12/31/2022	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 27)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
02/02/2021 to 10/02/2021 (Settled)	Platts					(27,728)				16,790
05/31/2022 (Settled)	Platts				23,374				(1,087)
12/01/2022 to 12/31/2022	Platts	797,721	(873,385)	(75,664)	(75,664)				667
01/01/2023 to 01/31/2023	Platts	1,098,354	(1,218,934)	(120,580)			120,580		(1,484)
02/01/2023 to 02/28/2023	Platts	1,087,106	(1,197,361)	(110,255)			110,255		(1,244)
03/01/2023 to 03/31/2023	Platts	696,149	(770,062)	(73,913)			73,913		(938)
04/01/2023 to 04/30/2023	Platts	372,109	(385,572)	(13,463)			13,463		(131)
05/01/2023 to 05/31/2023	Platts	392,861	(404,946)	(12,085)			12,085		(81)
06/01/2023 to 06/30/2023	Platts	396,961	(407,934)	(10,973)			10,973		(35)
		4,841,261	(5,258,194)	(416,933)	(52,290)	(27,728)	341,269		(4,333)	16,790

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on December 31, 2022, are shown as follows:

	12/31/2021	Movement	Realization	12/31/2022
Cash flow hedge accounting – “Platts”		393,559	(52,290)	341,269
Income tax and social contribution on cash flow hedge accounting		(133,810)	17,779	(116,031)
Fair Value of cash flow accounting - Platts, net		259,749	(34,511)	225,238

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

104

(In thousands of reais - R$, unless otherwise stated)

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on December 31, 2022, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

	12/31/2022
Maturity	Probable scenario R$	Scenario 1 R$	Scenario 2 R$
01/01/2023 to 01/31/2023	(187,669)	(362,057)	(654,139)
02/01/2023 to 02/28/2023	(187,132)	(359,922)	(649,327)
03/01/2023 to 03/31/2023	(129,814)	(241,817)	(429,410)
04/01/2023 to 04/30/2023	(44,186)	(100,637)	(195,186)
05/01/2023 to 05/31/2023	(47,457)	(107,165)	(207,171)
06/01/2023 to 06/30/2023	(44,919)	(104,839)	(205,199)
	(641,177)	(1,276,437)	(2,340,432)

b) Cash flow hedge accounting

Foreign exchange hedge

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2022:

105

(In thousands of reais - R$, unless otherwise stated)
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(30,000)	(11,832)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)	(39,382.00000)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(25,000)	(1,583.00000)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(70,000)	(26,068.00000)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(30,000)	(20,038.00000)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(30,000)	(11,253.00000)
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(355,000)	(22,356)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,093,045)	(389,596)	290,375
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(829,661)	(770,870)	745,432
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.0745	1,416,000	(1,287,000)	(67,766)	1,362,073
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			1,011,300
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(62,200)	(32,290)	529,419
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(61,080)	(33,265)	399,623
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000			89,033
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000			3,204
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(3,880)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			(2,415)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000			(2,186)
12/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			12,719
Total						8,382,746	(3,972,986)	(1,426,299)	4,434,697

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

The net balance of amounts designated and already amortized in dollars totals US$4,409,760.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of December 31, 2022, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2021. The balance recorded as of December 31, 2022 and December 31, 2021 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of December 31, 2022 are shown as follows:

106

(In thousands of reais - R$, unless otherwise stated)
				Consolidated
	12/31/2021	Movement	Realization	12/31/2022
Cash flow hedge accounting	5,763,400	97,596	(1,426,299)	4,434,697
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	(33,183)	484,942	(1,507,797)
Fair Value of cash flow accounting, net taxes	3,803,844	64,413	(941,357)	2,926,900

				Parent Company
	12/31/2021	Movement	Realization	12/31/2022
Cash flow hedge accounting	5,763,400	(348,013)	(1,393,034)	4,022,353
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	118,324	473,632	(1,367,600)
Fair Value of cash flow accounting, net taxes	3,803,844	(229,689)	(919,402)	2,654,753

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2022	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	5,269,952	3,874,476	11,087,002	21,209,518	41,440,948
Lease Liabilities (note 15)	177,010	155,938	139,118	221,780	693,846
Derivative financial instruments (note 14 a)	416,935	69,472			486,407
Trade payables (note 16)	6,596,915	27,838	18,411	20	6,643,184
Trade payables - Drawee Risk (note 17)	5,709,069				5,709,069
Dividends and interest on equity (note 17)	611,307				611,307
	18,781,188	4,127,724	11,244,531	21,431,318	55,584,761

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

107

(In thousands of reais - R$, unless otherwise stated)

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2022		12/31/2021
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	15,656,088	13,782,836	15,617,091	15,700,276

(*) Source: Bloomberg

14.c)	Protection instruments: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Produtos Siderúrgicos S.A. has derivative transactions to hedge its dollar exposure against the euro. The operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

								Consolidated
							12/31/2022	12/31/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 28)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar						7,119
Exchange rate swap Dollar x Real	Settled	Dollar	100,000				176,991	37,322
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	297,020	(355,025)	(58,005)	43,817	(9,960)
Exchange rate swap Real x Dollar	6/10/2027	Dollar	115,000	622,776	(634,243)	(11,467)	(11,467)
Total Swap			282,000	919,796	(989,268)	(69,472)	209,341	34,481

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	612,994	(649,635)	(36,641)	(67,471)	(17,432)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	813,924	(850,497)	(36,573)	(36,571)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	449,550	(492,040)	(42,490)	(25,057)	(17,488)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	691,974	(717,553)	(25,579)	(25,579)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	657,792	(666,223)	(8,431)	(24,089)
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	600,000	658,086	(666,351)	(8,265)	(79,130)
Total interest rate (Debentures) CDI x IPCA			3,600,382	3,884,320	(4,042,299)	(157,979)	(257,897)	(34,920)

				4,804,116	(5,031,567)	(227,451)	(48,556)	(439)

•	Classification of derivatives in the balance sheet and income statement

108

(In thousands of reais - R$, unless otherwise stated)
			12/31/2022	12/31/2021
Instruments	Liabilities		Financial income (expenses), net (note 28)
	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)			176,991	37,322
Exchange rate swap Dollar x Euro (Settled)				7,119
Exchange rate swap Real x Dollar	(11,467)	(11,467)	(11,467)
Exchange rate swap CDI x Dollar	(58,005)	(58,005)	43,817	(9,960)
Interest rate swap CDI x IPCA	(157,979)	(157,979)	(257,897)	(34,920)
	(227,451)	(227,451)	(48,556)	(439)

Derivative instruments SWAP CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

14.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2022				12/31/2021				12/31/2022	12/31/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 27 and 28)
USIM3	106,620,851	15.12%	7.41	790,061	106,620,851	15.12%	14.51	1,547,069	(757,008)	(121,593)
USIM5	55,144,456	10.07%	7.16	394,834	55,144,456	10.07%	15.16	835,990	(441,156)	506,890
				1,184,895				2,383,059	(1,198,164)	385,297
PATI3	2,705,726	11.31%	35.00	94,700	2,705,726	11.31%	70.34	190,321	(95,620)	109,254
				1,279,595				2,573,380	(1,293,784)	494,551

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on December 31, 2022. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		12/31/2022
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(39,503)	(197,515)	(395,030)
USIM5	(19,742)	(98,709)	(197,417)
PATI3	(4,735)	(23,675)	(47,350)

14.e)	Capital management

109

(In thousands of reais - R$, unless otherwise stated)

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2022	12/31/2021
Shareholder's equity (equity)	21,816,044	23,374,389
Borrowings and Financing (Third-party capital)	40,918,742	32,507,522
Gross Debit/Shareholder's equity	1.88	1.39

Accounting Policy

The Company’s financial instruments are classified according to the definition of the business model adopted by the Company and the characteristics of the cash flow, in the case of financial assets.

Upon initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred; in the latter case, provided that the Company has substantially transferred all risks and rewards of ownership.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are derecognized only when they are extinguished, that is, when the obligation specified in the contract is settled, canceled, or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement.

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument for foreign exchange risk and price risk (“Platts” index) associated with cash flows arising from forecasted and highly probable exports (cash flow hedge).

The Company documents, at the inception of the transaction, the relationships between the hedging instruments and the hedged items (expected exports), as well as the risk management objectives and strategy for undertaking various hedging transactions. In addition, it documents its assessment, both at the hedge's inception and on an ongoing basis, that the hedge transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized in equity, under “Hedge Accounting”. Gains or losses related to the ineffective portion are recognized in other operating expenses/income, when applicable.

Gains and losses from cash flow hedge accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's result, but only to the extent that exports are realized.

The amounts accumulated in equity are realized in the operating result in the periods when the forecast exports affect the result.

110

(In thousands of reais - R$, unless otherwise stated)

When a hedge instrument expires or is settled early, or when the hedge relationship no longer meets the criteria for hedge accounting, or when Management decides to discontinue hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and from that time onwards the foreign exchange variations are recorded in the financial result. When the forecast transaction is realized, the gain or loss is reclassified to operating income. When a forecast transaction is no longer expected to take place, the cumulative gain or loss that had been reported in equity is immediately transferred to the income statement under “Other operations”.

Investment hedge: The Company designates for net investment hedge a portion of its financial liabilities as a hedging instrument of its investments abroad with functional currency different from the Group's currency in accordance with CPC 38/IAS 39. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the inception of the transaction, the relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, that the hedging transactions are highly effective in offsetting changes in the hedged items.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as net investment hedges is recognized in equity under Hedge Accounting. The gains or losses related to the ineffective portion are recognized in Other Operations, when applicable. If at any time during the hedge relationship the debt balance is greater than the investment balance, the exchange variation on the excess debt is reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

15.   LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Leases	1,916,636	1,790,193	14,306	20,113
Present value adjustment - Leases	(1,222,790)	(1,178,642)	(1,126)	(2,172)
	693,846	611,551	13,180	17,941
Classified:
Current	177,010	119,047	8,451	7,602
Non-current	516,836	492,504	4,729	10,339
	693,846	611,551	13,180	17,941

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 25 and 29 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 13 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in measuring lease and right-of-use liabilities in the agreements entered into during the year ended December 31, 2022 ranges from 14.00% to 18.02% p.a. (R$) for contracts with a term of 2 to 5 years and is 1.10% p.a. (EURO) for contracts with a term of 12 years.

The movement of lease liabilities is shown in the table below:

111

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Opening balance	611,551	530,131	17,941	67,107
New leases	29,633	69,379	2,808	1,216
Present Value Adjustments - New leases	(3,300)	(7,273)	(508)	(104)
Contract review	99,419	109,860	201	(1,331)
Write-off	(781)	(38,626)		(17,073)
Payments	(155,995)	(114,303)	(8,836)	(9,502)
Interest appropriated	69,510	62,470	1,574	2,058
Drop down of Cements (note 10.d)				(24,430)
Acquisition of companies	45,352
Exchange variation	(1,543)	(87)
Net balance	693,846	611,551	13,180	17,941

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2022, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	183,928	419,882	1,312,826	1,916,636
Present value adjustment - Leases	(6,918)	(124,826)	(1,091,046)	(1,222,790)
	177,010	295,056	221,780	693,846

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Leases	1,835,101	1,777,209	13,466	18,847
Present value adjustment - Leases	(1,221,378)	(1,177,668)	(1,066)	(2,036)
Potencial PIS and COFINS credit	169,747	164,392	1,246	1,743
Present value adjustment – Potential PIS and COFINS credit	(112,977)	(108,934)	(99)	(188)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Contract less than 12 months	995	339	90	21
Lower Assets value	5,859	4,975	3,310	749
Variable lease payments	325,913	498,529	66,174	10,241
	332,767	503,843	69,574	11,011

Accounting Policy

112

(In thousands of reais - R$, unless otherwise stated)

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transfer of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right-of-use assets and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-of-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, and estimated costs to disassemble, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. In contracts with no rate definition, the Company applied the incremental loan rate, obtaining it through consultations with banks where it has a relationship, adjusted for the inflation forecast for the coming years.

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation the requirements of CPC 27 – Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and of the financial expenses recognized monthly.

The CPC 01 (R1)/IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

In accordance with the guidelines of CPC 06 (R2)/IFRS 16, the Company used the discounted cash flow technique to measure and remeasure liabilities, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter/CVM/SNC/SEP 02/2019, the Company discloses below the comparative balances of lease liability, right-of-use asset, financial expenses and depreciation expenses with the use of real rates for discounting the flows at present value also in real terms.

16.	TRADE PAYABLES

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Trade payables	6,723,077	6,657,702	3,750,724	4,842,146
(-) Adjustment present value	(79,893)	(112,078)	(51,579)	(87,939)
	6,643,184	6,545,624	3,699,145	4,754,207

Classified:
Current	6,596,915	6,446,999	3,684,793	4,710,811
Non-current	46,269	98,625	14,352	43,396
	6,643,184	6,545,624	3,699,145	4,754,207

The Company classifies drawee risk operations and forfaiting with suppliers in other liabilities as per note 17 – other payables. As of December 31, 2022, Consolidated and Parent Company had, respectively, a balance of R$5,709,069 and R$5,318,425 (as of December 31, 2021, in Consolidated and Parent Company R$4,439,967). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on the acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the note in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

113

(In thousands of reais - R$, unless otherwise stated)

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company's cost of capital.

17.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Payables to related parties (note 22 a)	109,087	50,624	53,356	66,607	406,583	314,260	41,694	128,849
Derivative financial instruments (note 14 a)	416,935		69,472	101,822			58,005	101,822
Dividends and interest on capital	611,307	1,206,870			598,267	1,125,359
Advances from customers (1)	1,120,072	2,140,783	943,919	947,896	83,300	148,822
Taxes in installments (note 19)	280,721	51,999	184,106	152,420	9,173	9,173
Profit sharing - employees	266,705	223,885			136,909	138,860
Taxes payable			10,925	10,378			8,962	8,415
Provision for consumption and services	241,965	216,692			110,910	100,735
Third party materials in our possession	303,858	418,084			286,805	402,071
Trade payables - Drawee Risk and forfaiting (note 16)	5,709,069	4,439,967			5,318,425	4,439,967
Trade payables (note 16)			46,269	98,625			14,352	43,396
Lease Liabilities (note 15)	177,010	119,047	516,836	492,504	8,451	7,602	4,729	10,339
Other payables	81,922	36,703	391,535	77,912	2,358	9,308	21,248	27,038
	9,318,651	8,904,654	2,216,418	1,948,164	6,961,181	6,696,157	148,990	319,859

(1) Advances from Customers: As of December 31, 2021, refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. Additionally in 2022, the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed for up to 8 years, consequently, they received in advance the amount of R$772,000.

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Income tax and social contribution income (expense)
Current	(1,537,966)	(4,240,802)	10,259	(782,516)
Deferred	(420,773)	(759,355)	(988,588)	(1,021,298)
	(1,958,739)	(5,000,157)	(978,329)	(1,803,814)

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

114

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Profit before income tax and social contribution	4,126,437	18,595,778	2,532,389	14,062,442
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,402,989)	(6,322,565)	(861,012)	(4,781,230)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	155,125	71,833	1,190,619	1,573,909
Difference Tax Rate in companies abroad	(338,278)	(437,567)
Transfer Price Adjustment and Profits Abroad	(195,112)	(55,821)	(185,911)	(20,925)
Tax incentives	50,333	273,040	2,216	143,598
Interest on equity	290,968	185,325	23,431	24,252
Recognition/(reversal) of tax credits	(562,014)	1,027,252	(1,156,896)	998,670
Other permanent exclusions (additions) (i)	43,228	258,346	9,224	257,912
Income tax and social contribution in net income for the year	(1,958,739)	(5,000,157)	(978,329)	(1,803,814)
Effective tax rate	47%	27%	39%	13%

(i) In 2021 the Company recognized a credit for the unconstitutionality of the levy of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment.

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Deferred
Income tax losses	2,679,028	1,537,623	1,279,792	1,419,151
Social contribution tax losses	894,183	583,845	482,104	531,472
Temporary differences	1,305,557	2,447,543	1,494,816	2,893,030
Tax, social security, labor, civil and environmental provisions	584,834	265,328	205,440	184,336
Estimated losses on assets	369,826	283,266	143,926	113,506
Gains/(Losses) on financial assets	468,813	6,484	442,333	6,483
Actuarial Liabilities (Pension and Health Plan)	226,875	210,009	222,745	211,019
Provision for consumption and services	205,880	163,620	172,566	149,486
Cash Flow Hedge Accounting and Unrealized Exchange Variations	1,459,012	2,985,859	1,206,064	2,991,445
(Gain) on loss of control of Transnordestina	(224,096)	(92,180)	(224,096)	(92,180)
Fair Value SWT/CBL Acquisition	(149,489)	(178,160)
Business combination	(1,632,370)	(1,338,674)	(721,992)	(721,992)
Others	(3,728)	141,991	47,830	50,927
Total	4,878,768	4,569,011	3,256,712	4,843,653

Total Deferred Assets	5,095,718	5,072,092	4,219,717	5,710,808
Total Deferred Liabilities	(216,950)	(503,081)	(963,005)	(867,155)
Total Deferred	4,878,768	4,569,011	3,256,712	4,843,653

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2022, these subsidiaries generated income in the amount of R$471,514. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$160,315. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

115

(In thousands of reais - R$, unless otherwise stated)

The estimate of recovery of the deferred tax assets of IRPJ and CSLL are presented net when they refer to a single jurisdiction, as shown in the table below:

	Consolidated	Parent Company
2023	828,829	454,338
2024	709,669	487,338
2025	606,925	445,223
2026	727,801	553,963
2027 e demais	3,185,499	2,278,855
Deferred asset	6,058,723	4,219,717
Deferred liabilities - Parent Company	(963,005)	(963,005)
Net deferred asset	5,095,718	3,256,712
Deferred liabilities - subsidiaries	(216,950)
Net deferred asset	4,878,768	3,256,712
18.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
	12/31/2021	12/31/2021
Balance at January 1, 2021	3,256,110	3,799,707
Recognized in the result	(759,355)	(1,021,298)
Recognized in other comprehensive income	2,073,437	2,065,244
Acquisition of companies	(1,181)
Balance at December 31, 2021	4,569,011	4,843,653
Recognized in the result	(420,773)	(988,588)
Recognized in other comprehensive income	(322,876)	(598,353)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768	3,256,712

18.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Income tax and social contribution
Actuarial gains on defined benefit pension plan	100,139	104,533	99,288	105,689
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,571,953	1,959,556	1,367,601	1,959,556
	2,693,484	1,738,739	2,283,078	1,739,895

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are posted net in liabilities whenever there are amounts payable, or in assets whenever such amounts paid in advance exceed the total amount due at the reporting date.

116

(In thousands of reais - R$, unless otherwise stated)

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with CPC 32/IAS 12 - Income Taxes. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

19.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installments, recorded in taxes in installments in current and non-current liabilities, as shown in note 17, are shown below:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Federal REFIS Law 11.941/09	17,585	18,499	9,173	9,173
Federal REFIS Law 12.865/13	39,522	43,352
Other taxes in installments	407,720	142,568
	464,827	204,419	9,173	9,173

Classified:
Current	280,721	51,999	9,173	9,173
Non-current	184,106	152,420
	464,827	204,419	9,173	9,173

With the acquisition of CSN Cimentos Brasil S.A. there was an increase in taxes in installments of R$45,868.

Refers to the balance arising from the adhesion to the REFIS related to the refinancing programs of Law 11,941/09, Law 12,865/13 and the installment that allows the taxpayer to pay the debts registered in overdue debt of the Federal Government with benefits, reduced down payment and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate.

20.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

117

(In thousands of reais - R$, unless otherwise stated)
				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax	219,196	111,572	184,687	78,260	96,865	38,857	57,316	54,633
Social security	1,567	1,270			1,549	1,270
Labor	375,416	304,744	297,507	218,200	177,902	210,670	160,983	154,827
Civil	851,305	139,824	25,502	17,869	130,250	104,340	12,174	12,017
Environmental	37,341	16,942	2,859	2,739	15,250	13,719	1,154	1,004
Deposit of a guarantee			23,109	22,737
	1,484,825	574,352	533,664	339,805	421,816	368,856	231,627	222,481

Classified:
Current	73,089	66,047			31,371	35,571
Non-current	1,411,736	508,305	533,664	339,805	390,445	333,285	231,627	222,481
	1,484,825	574,352	533,664	339,805	421,816	368,856	231,627	222,481

There was an increase in probable contingencies due to the acquisitions made in 2022, the balances refer to R$511,948 of CSN Cimentos Brasil S.A. (formerly LafargeHolcim), R$321,028 of Companhia Estadual de Geração de Energia Elétrica (CEEE-G) and R$598 of Metalgráfica Iguaçú S.A.

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2022 can be summarized as follows:

						Consolidated
						Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Consolidation of companies	Net utilization of reversal	12/31/2022
Tax	111,572	74,097	10,595	30,035	(7,103)	219,196
Social security	1,270	1,093	19		(815)	1,567
Labor	304,744	36,203	36,852	89,101	(91,484)	375,416
Civil	139,824	27,668	21,406	702,720	(40,313)	851,305
Environmental	16,942	22,319	1,120		(3,040)	37,341
	574,352	161,380	69,992	821,856	(142,755)	1,484,825

					Parent Company
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	12/31/2022
Tax	38,857	65,699	1,614	(9,305)	96,865
Social security	1,270	1,076	19	(816)	1,549
Labor	210,670	20,880	22,276	(75,924)	177,902
Civil	104,340	23,125	15,573	(12,788)	130,250
Environmental	13,719	6,106	259	(4,834)	15,250
	368,856	116,886	39,741	(103,667)	421,816

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss, to which CSN or its subsidiaries are parties, are (i) some ISS tax assessment notices; (ii) divergences between calculated and paid ICMS; (iii) Requests for offsetting not approved due to lack of credit rights.

118

(In thousands of reais - R$, unless otherwise stated)

Labor proceedings

The Group appears as a defendant in labor claims. The majority of claims for actions are related to subsidiary and/or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2022, there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company's accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company's accounting policies.

Civil proceedings

Among the civil lawsuits in which it is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group's industrial activities, real estate actions, health insurance.

Environmental proceedings

The main environmental lawsuits that are considered by the external legal advisors to be probable losses, to which CSN or its subsidiaries are a party, are (i) administrative infraction notices, for alleged environmental violations; (ii) judicial annulment actions and tax foreclosures, arising from environmental fines; (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recomposition, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company's industrial activities.

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2022 and 2021.

119

(In thousands of reais - R$, unless otherwise stated)
		Consolidated
	12/31/2022	12/31/2021
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	14,174,838	13,015,938

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,920,177	4,242,051

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,388,423	2,017,602

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,104,626	4,137,519

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá (1)	715,152

ICMS - SEFAZ/RJ - Electricity Credits	950,469	867,521

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	2,138,608	1,660,888

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	666,816	614,528

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	357,006	326,361

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	663,594	600,895

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	289,406	266,649

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,143,275	1,079,951

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,255,251	1,142,386

Other tax lawsuits (federal, state, and municipal) (1)	5,579,232	3,877,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business Combinations of CSN Mineração held in 2015.	986,196	889,179

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	623,748	562,307

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,238,018	1,116,228

Social security lawsuits	187,338	214,323

Action to discuss the balance of the construction contract – Tebas	560,638	507,719

Action related to power supply payment’s charge - Light	386,834	324,371

Action that discusses Negotiation of energy sales - COPEN - CEEE-G (1)	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (1)	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	109,206	98,740

Civil Public Action - Districts / School / Nursery relocation-CdP Dam		14,876

Other civil lawsuits (1)	1,168,591	845,043

Labor and social security lawsuits (1)	1,726,517	1,536,967

Tax foreclosures – Fine – Volta Redonda IV	122,639	104,400

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits (1)	539,410	424,143
	47,688,078	40,794,950

(1) In 2022, after the respective approvals by the Administrative Council for Economic Defense, the acquisitions of CSN Cimentos Brasil (formerly LafargeHolcim (Brasil) S.A.), Companhia Estadual de Geração de Energia Elétrica (CEEE-G), Companhia Energética Chapecó and Metalgráfica Iguaçu S.A. were concluded and they became part of the CSN group.

120

(In thousands of reais - R$, unless otherwise stated)

In the first quarter of 2021, the Group was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to December 31, 2022 of R$4,939,419 (December 31, 2021 R$4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Environmental liabilities	172,574	173,647	158,213	159,254
Asset retirement obligations	765,083	724,950
	937,657	898,597	158,213	159,254

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and/or prevention.

Asset retirement obligations (ARO) consist of cost estimates for decommissioning, demobilization, or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset decommissioning cost equivalent to the initial liability is capitalized as part of the asset's carrying amount and is depreciated over the asset's useful life.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)Transactions	with holding companies

Vicunha Aços S.A. is the Company’s controlling shareholder, with a 51.24% interest in its voting capital.

121

(In thousands of reais - R$, unless otherwise stated)

Rio Iaco Participações S.A. also controls the Company, with a 3.45% interest in CSN’s voting capital.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha Steel S.A. – holds a 67.93% interest in Vicunha Aços S.A.
(b)	CFL Participações S.A. – holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.
(c)	Rio Purus Participações S.A. – holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

At a meeting held on December 23, 2022, the Board of Directors approved the payment of interest on equity, considering the rate of 15%. The amount to be paid, net of income tax, will be R$ 0.44868615934 per share. R$304,892 will be paid to Vicunha Aços S.A. and R$20,508 will be paid to Rio Iaco Participações S.A., net of income tax, until May 31, 2023.

22.b)Transactions	with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		12/31/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,768,915	1,768,915			2,579,990	2,579,990
Trade receivables (note 6)	(2)	48,236	1,182	59,716	109,134	8,159	1,667	134,570	144,396
Dividends receivable (note 9)	(3)		77,377		77,377		61,898	14,980	76,878
Loans (note 9)	(4)		5,383		5,383		4,511		4,511
Other receivables (note 9)		30		1,828	1,858			1,828	1,828
		48,266	83,942	1,830,459	1,962,667	8,159	68,076	2,731,368	2,807,603
Non-current Assets
Investments	(1)			140,510	140,510			132,523	132,523
Loans (note 9)	(4)	3,678	1,381,095		1,384,773	3,626	1,139,602		1,143,228
Actuarial asset (note 9)				35,477	35,477			59,111	59,111
Other receivables (note 9)	(5)		1,484,759		1,484,759		927,077		927,077
		3,678	2,865,854	175,987	3,045,519	3,626	2,066,679	191,634	2,261,939
		51,944	2,949,796	2,006,446	5,008,186	11,785	2,134,755	2,923,002	5,069,542

Liabilities
Current Liabilities
Trade payables			93,115	37,448	130,563	21	62,730	14,712	77,463
Accounts payable			23,555	24,134	47,689		28,442		28,442
Provision for consumption			61,398		61,398		22,182		22,182
			178,068	61,582	239,650	21	113,354	14,712	128,087
Non-current Liabilities
Accounts payable			53,356		53,356		66,606		66,606
			53,356		53,356		66,606		66,606
			231,424	61,582	293,006	21	179,960	14,712	194,693

	Consolidated
	12/31/2022				12/31/2021
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales	234,150	34,924	2,442,586	2,711,660	274,978	2,250	3,244,017	3,521,245
Cost and expenses	(66)	(1,538,194)	(216,110)	(1,754,370)	(1,065)	(1,273,740)	(119,500)	(1,394,305)
Financial income (expenses)
Interest (note 28)		144,355	29,828	174,183	251	49,293	32,246	81,790
Exchange rate variations and monetary, net			(13,584)	(13,584)
Financial investments (1)			(1,198,164)	(1,198,164)			94,866	94,866
	234,084	(1,358,915)	1,044,556	(80,275)	274,164	(1,222,197)	3,251,629	2,303,596

122

(In thousands of reais - R$, unless otherwise stated)
•	Parent Company

		Parent Company
		12/31/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,125,578	1,125,578			2,674,193	2,674,193
Trade receivables (note 6)	(2)	1,066,375		59,407	1,125,782	1,385,970		134,271	1,520,241
Loans (note 9)	(4)		5,383		5,383		4,511		4,511
Dividends receivable (note 9)	(3)	255,859	39,621		295,480	435,504	36,022	14,980	486,506
Other receivables (note 9)		99,866		1,829	101,695	45,467		1,829	47,296
		1,422,100	45,004	1,186,814	2,653,918	1,866,941	40,533	2,825,273	4,732,747
Non-current Assets
Investments	(1)			140,510	140,510			132,523	132,523
Loans (note 9)	(4)	380,913	1,287,469		1,668,382	243,131	1,047,164		1,290,295
Actuarial asset (note 9)				28,072	28,072			47,350	47,350
Other receivables (note 9)	(5)	223,908	1,484,759		1,708,667	224,827	927,076		1,151,903
		604,821	2,772,228	168,582	3,545,631	467,958	1,974,240	179,873	2,622,071
		2,026,921	2,817,232	1,355,396	6,199,549	2,334,899	2,014,773	3,005,146	7,354,818

Liabilities
Current Liabilities
Intercompany Loans (note 13)	(6)	43,806			43,806	61,618			61,618
Trade payables		269,264	41,654	36,289	347,207	331,074	26,111	13,849	371,034
Accounts payable		103,012		24,134	127,146	101,588			101,588
Provision for consumption		279,437			279,437	196,490	16,182		212,672
		695,519	41,654	60,423	797,596	690,770	42,293	13,849	746,912
Non-current Liabilities
Intercompany Loans (note 13)	(6)	9,984,044			9,984,044	9,530,250			9,530,250
Accounts payable		41,694			41,694	128,849			128,849
		10,025,738			10,025,738	9,659,099			9,659,099
		10,721,257	41,654	60,423	10,823,334	10,349,869	42,293	13,849	10,406,011

	Parent Company
	12/31/2022				12/31/2021
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales	4,520,672	177	2,441,692	6,962,541	3,248,875		3,235,338	6,484,213
Cost and expenses	(2,757,023)	(515,223)	(185,814)	(3,458,060)	(4,377,768)	(434,316)	(89,842)	(4,901,926)
Financial income (expenses)
Interest (note 28)	(106,456)	143,500	28,930	65,974	(206,186)	56,978	30,057	(119,151)
Exclusive funds (note 28)			13,781	13,781			43,831	43,831
Financial investments (1)			(1,198,164)	(1,198,164)			83,443	83,443
Exchange rate variations and monetary, net	552,032		(8,344)	543,688	(578,588)			(578,588)
	2,209,225	(371,546)	1,092,081	2,929,760	(1,913,667)	(377,338)	3,302,827	1,011,822

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3)	Dividends receivable: In the parent company, it mainly refers to interest on equity from CSN Mineração S.A. in the amount of R$59,469 (R$320,945 as of December 31, 2021) and Mineração Nacional S.A. in the amount of R$14,785 (R$56,344 in December 2021).

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística R$1,384,773 (R$1,123,375 as of December 31, 2021) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): In Consolidated, advance for future capital increase with Transnordestina Logística S.A. of R$1,484,759 as of December 31, 2022 (R$927,076 as of December 31, 2021).

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$10,027,850 as of December 31, 2022 (R$9,591,868 as of December 31, 2021).

123

(In thousands of reais - R$, unless otherwise stated)

22.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a not-for-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

•	Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., the major shareholder of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•	CSN Foundation

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda;
•	Vicunha Imóveis Ltda;
•	Vicunha Serviços Ltda;
•	Ibis Participações e Serviços Ltda;
•	Party Negócios e Participações Ltda;
•	Jockey Club de São Paulo;
•	Fibra Sequoia Guarulhos Empreendimentos.

22.d)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2022 and 2021.

	12/31/2022	12/31/2021
	P&L
Short-term benefits for employees and officers	52,001	46,747
Post-employment benefits	266	192
	52,267	46,939

22.e)	Guarantees

124

(In thousands of reais - R$, unless otherwise stated)

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,096,291	2,486,926	9,365	12,627	3,853	3,384	2,109,509	2,502,937

Controladas do Grupo	R$	Up to 12/21/2024 and indefinite		771	197	197	2,163	2,754	2,360	3,722

CSN Mineração	R$	Up to 12/21/2024	540,946	846,284					540,946	846,284

Total in R$			2,637,237	3,333,981	9,562	12,824	6,016	6,138	2,652,815	3,352,943

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,150,000	1,450,000					1,150,000	1,450,000

CSN Cimentos	US$	Indefinite	115,000					1,025,000	115,000	1,025,000

Total in US$			2,565,000	2,750,000				1,025,000	2,565,000	3,775,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			13,867,929	15,346,375			396,780	479,795	14,264,709	21,540,463
			16,505,166	18,680,356	9,562	12,824	402,796	485,933	16,917,524	24,893,406

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third parties.

Transactions between the Parent Company and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent.

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and their related companies and the key personnel of the Company’s management.

23.	SHAREHOLDERS’ EQUITY

23.a)	Paid-up capital

The fully subscribed and paid-up capital as of December 31, 2022 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2021 R$10,240,000 divided into 1,387,524,047 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

23.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2022 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

23.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2022 and 2021, the Company’s ownership structure was as follows:

125

(In thousands of reais - R$, unless otherwise stated)
			12/31/2022			12/31/2021
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	51.24%	51.24%	679,522,254	48.97%	50.65%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.29%	3.41%
NYSE (ADRs)	254,520,040	19.19%	19.19%	250,564,538	18.06%	18.67%
Other shareholders	346,345,411	26.12%	26.12%	365,941,013	26.38%	27.27%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,341,734,047	96.70%	100.00%
Treasury shares				45,790,000	3.30%
Total shares	1,326,093,947	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

23.e)	Treasury shares

As of December 31, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17.20 and R$26.76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 common book-entry shares without nominal value.

23.f)	Earnings per share

The earnings per share are shown below:

		Parent Company
	12/31/2022	12/31/2021
	Common Shares
Profit for the year	1,554,060	12,258,628
Weighted average number of shares	1,327,028,614	1,376,362,149
Basic and diluted earnings per share	1.17108	8.90654

Accounting Policy

Share capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the net income (loss) for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings (loss) per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings (loss) per share are the same.

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the equity attributable to the shareholders of the Company until the shares are canceled or disposed of. When such shares are subsequently disposed of, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the equity attributable to the Company’s shareholders.

126

(In thousands of reais - R$, unless otherwise stated)

Result per share

Basic and diluted earnings (loss) per share was calculated based on the profit attributable to CSN’s controlling shareholders divided by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares. The Company does not hold potential dilutable common shares in circulation that could result in the dilution of earnings per share.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary’s net assets is recorded in equity. Gains or losses on disposals for non-controlling interests are also recorded directly in equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in carrying amount recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

24.	COMPENSATION TO SHAREHOLDERS

The Company's Bylaws provide for the distribution of minimum dividends of 25% of the adjusted net income in accordance with the laws, to the holders of their shares. Dividends are calculated in accordance with the Company's bylaws and the Brazilian Corporation Law.

The profit allocation for 2022 and 2021 is shown below:

		12/31/2022
Profit for the year		1,554,060
Capital reserve	5%	(77,703)
Interest on equity prescribed (1)		789
Net income after destination		1,477,146
Mandatory minimum dividends
Interest on equity (approved CA on 12/29/2022) (2)		700,000
Additional dividends proposed to the profit account (3)		777,146

In addition, the Administration proposes:
Complementary dividends with Statutory Reserve (4)		836,854

Total		2,314,000

At the Annual General Meeting to be held on April 28, 2023, the proposal for allocation of profits resented in the financial statements will be deliberated.

(1) As provided for in the Bylaws, as of December 31, 2022, the Company reversed, to the retained earnings account, the amount of R$789, related to prescribed interest on equity, respectively, which will be submitted to the resolution of the Annual General Meeting.

(2) At the meeting held on December 23, 2022, the Board of Directors approved the payment to shareholders, in advance of the minimum mandatory dividends, gross interest on equity in the amount of R$700,000, corresponding to a gross amount of R$0.52786606981 per share. Considering the withholding income tax at the rate of 15%, the amount to be paid, net of income tax, will be R$595,000, equivalent to R$0.44868615934 per share. Interest on equity will be paid to shareholders until May 31, 2023, without monetary adjustment. The amount is recorded in current liabilities.

127

(In thousands of reais - R$, unless otherwise stated)

(3) The proposed additional dividends in the amount of R$777,146 will be deliberated at the Company's AGM, the amount is recorded in equity under “Proposed dividends”.

(4) Additionally, the Company will deliberate at the AGM on the approval of the proposed additional dividends in the amount of R$836,854 from the earnings reserve account, the amount is recorded in equity under “Proposed dividends”.

Deliberation and/or payment of dividends occurred in 2022:

On November 21, 2022, the Board of Directors approved the proposed distribution of interim dividends, from the earnings reserve account, in the amount of R$1,564,115, corresponding to the amount of R$1.179490003008100 per share. The dividends were paid, without monetary adjustment, on December 2, 2022. The amount is recorded in current liabilities.

At the Annual General Meeting held on April 29, 2022 to approve the 2021 results, the Company approved the distribution of R$2,911,424 and from the total amount of dividends declared by the AGM:

(i) R$1,750,000 have already been distributed to shareholders, as decided by the Board of Directors in the meeting held on July 27, 2021;

(ii) R$256,952 have already been paid on May 20, 2022, as interest on equity, as decided by the Board of Directors in the meeting held on December 29, 2021; and

(iii) R$904,472, corresponding to the amount of R$0.681594305290377 per share, without monetary adjustment, in two equal installments, in the amount of R$452,236 each, corresponding to R$0.340797152645188 per share, based on the shareholders' positions as of April 29, 2022, the first installment has already been paid to shareholders residing in Brazil as of May 20, 2022 and the second installment has been paid as of December 2, 2022.

Accounting Policy

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law 6,404/76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on equity by allocating the amount of interest paid or credited to the minimum mandatory dividends mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in equity under “Proposed Additional Dividend”.

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Gross revenue
Domestic market	30,343,033	29,724,648	25,668,568	27,151,596
Foreign market	20,691,181	25,090,313	3,823,203	3,700,581
	51,034,214	54,814,961	29,491,771	30,852,177
Deductions
Sales returns, discounts and rebates	(371,189)	(272,842)	(349,684)	(320,218)
Taxes on sales	(6,300,905)	(6,630,080)	(4,927,400)	(5,688,879)
	(6,672,094)	(6,902,922)	(5,277,084)	(6,009,097)
Net revenue	44,362,120	47,912,039	24,214,687	24,843,080

Accounting Policy

128

(In thousands of reais - R$, unless otherwise stated)

The Company recognizes its revenues as soon as all of the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;
•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company’s operating revenues are generated through the production and sale of steel, ore and cement products, freight services in the case of product exports, railway and port logistics services and the sale of energy, in the normal course of activities it is measured by fair value of the consideration that the entity expects to receive in return for delivering the promised good or service to the customer.

Recognition of revenue occurs when or as the entity satisfies a performance obligation when transferring the good or service to the customer, and the performance obligation is understood as an enforceable promise in a contract with a customer for the transfer of a good/service or a series of goods or services.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction in operating revenue as sales are recognized.

Export freight services in CFR modalities (Cost and Freight) and CIF (Cost, Insurance and Freight), where the Company is responsible for the freight service, are considered separate services and, therefore, a separate obligation, having their allocation apart from the transaction price and with recognition in the result according to the effective provision of the service over time. Such revenue allocated to freight does not significantly affect the Company’s results for the year and, therefore, it is not presented separately in the financial statements. For other services provided, revenue is recognized based on its realization.

26.	EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Raw materials and inputs	(14,572,337)	(10,405,028)	(13,621,409)	(11,349,865)
Outsourcing material	(3,265,627)	(4,476,702)
Labor cost	(3,320,234)	(2,746,454)	(1,461,372)	(1,158,572)
Supplies	(3,501,649)	(2,297,069)	(2,385,941)	(1,570,018)
Maintenance cost (services and materials)	(916,646)	(1,268,752)	(386,335)	(628,929)
Outsourcing services	(2,178,589)	(2,119,515)	(1,161,261)	(852,766)
Freight	(2,826,821)	(1,835,601)	(810,189)	(484,253)
Depreciation, amortization and depletion	(2,792,845)	(2,114,681)	(1,068,500)	(870,501)
Others	(929,205)	(1,533,119)	(305,858)	(217,087)
	(34,303,953)	(28,796,921)	(21,200,865)	(17,131,991)
Classified as:
Cost of sales	(31,054,016)	(25,837,475)	(19,999,366)	(16,167,092)
Selling expenses	(2,575,818)	(2,372,298)	(951,865)	(746,577)
General and administrative expenses	(674,119)	(587,148)	(249,634)	(218,322)
	(34,303,953)	(28,796,921)	(21,200,865)	(17,131,991)

The depreciation, amortization and depletion for the year were distributed as follows.

129

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Production costs (1)	(2,752,557)	(2,075,488)	(1,046,410)	(850,544)
Selling expenses	(13,948)	(11,227)	(8,520)	(6,798)
General and administrative expenses	(26,340)	(27,966)	(13,570)	(13,159)
	(2,792,845)	(2,114,681)	(1,068,500)	(870,501)
Other operational (2)	(77,386)	(97,725)	(7,064)	(6,800)
	(2,870,231)	(2,212,406)	(1,075,564)	(877,301)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2022, in the amount of R$7,429 in the consolidated (R$5,786 as of December 31, 2021) and R$625 in the parent company (R$674 as of December 31, 2021).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 27.

27.	OTHER OPERATING INCOME AND EXPENSES

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Other operating income
Receivables by indemnity	10,588	13,646	8,928	6,660
Rentals and leases	17,178	11,688	10,539	11,217
Dividends received	832	26,600	399	26,333
PIS, COFINS and INSS to compensate		236,000		177,290
Contractual fines	11,863	1,468	7,676	549
Updated shares – Fair value through profit or loss (note 14)	(95,620)	109,254	(95,620)	109,254
Net gain in shares sale (note 10.d) (1)		2,472,497		2,472,497
Other revenues (2)	308,392	87,219	219,561	18,759
	253,233	2,958,372	151,483	2,822,559
	-	-	-	-
Other operating expenses
Taxes and fees	(372,897)	(109,693)	(310,809)	(88,519)
Expenses/reversal with environmental liabilities, net	(10,145)	(8,789)	(3,721)	(7,999)
Write-off/(Provision) of judicial lawsuits	(209,396)	(25,063)	(131,459)	(2,464)
Depreciation and amortization (note 26)	(77,386)	(97,725)	(7,064)	(6,800)
Reversal/(Write-off) of estimated losses on property, plant and equipment, intangible assets and PPI, net of reversal (notes 10.f, 11 and 12)	24,133	(112,886)	2,110	(37,870)
Reversal of Impairment Fair Value Transnordestina	387,989		387,989
Estimated (Loss)/reversal in inventories	(226,942)	(138,779)	(124,153)	(74,231)
Idleness in stocks and paralyzed equipment (3)	(122,031)	(37,609)	(14,881)	(13,398)
Studies and project engineering expenses	(58,443)	(77,059)	(24,687)	(19,140)
Research and development expenses	(461)	(355)	(461)	(355)
Healthcare plan expenses	(24,158)	(31,989)	(23,464)	(31,107)
Cash flow hedge accounting realized (note 14) (4)	(1,478,589)	(553,018)	(1,393,034)	(525,290)
Actuarial pension plan	(59,693)	(48,068)	(57,926)	(48,399)
Other expenses	(679,836)	(474,999)	(451,441)	(304,758)
	(2,907,855)	(1,716,032)	(2,153,001)	(1,160,330)
Other operating income (expenses), net	(2,654,622)	1,242,340	(2,001,518)	1,662,229

(1)	Refers to the gain on the public offering of CSN Mineração shares (see note 10.d);

(2)	In 2022 the undisputed amount of R$134,611 was recognized as refund of the amounts overpaid for railway freight from April 1994 to March 1996 to the company RFFSA, which after extinction became part of the Federal Government's liabilities;

(3)	In 2022, it is the unused capacity due to lower than usual production volume, because of the intense rains during the ore extraction operation;

(4)	This refers to the effects of a cash flow hedge in the parent company in the amount of (R$1,393,034) and a foreign exchange cash flow hedge in the amount of (R$85,555).

28.	FINANCIAL INCOME (EXPENSES)
130

(In thousands of reais - R$, unless otherwise stated)
		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Financial income
Related parties (Note 22 a)	184,480	93,862	229,164	144,409
Income from financial investments	763,259	279,467	215,601	119,717
Updated shares – Fair value through profit or loss (note 14.d)	(1,198,164)	385,297	(1,198,164)	385,297
Other income	172,205	408,558	176,757	354,589
	(78,220)	1,167,184	(576,642)	1,004,012
Financial expenses
Borrowings and financing - foreign currency (note 13)	(1,238,372)	(1,590,120)	(126,128)	(110,286)
Borrowings and financing - local currency (note 13)	(1,356,639)	(503,849)	(995,409)	(430,171)
Capitalised interest (note 11)	135,242	87,414	40,804	23,142
Related parties	(10,297)	(12,072)	(149,409)	(219,729)
Lease liabilities	(68,533)	(59,260)	(1,416)	(1,905)
Interest and fines	(95,667)	(73,334)	(3,797)	(3,507)
Interest on drawn/forfaiting risk operations	(444,062)	(126,232)	(444,062)	(126,232)
(-) Adjustment present value of trade payables	(419,517)	(265,495)	(355,660)	(199,960)
Commission, bank fees, Guarantee and bank fees	(165,397)	(239,451)	(95,675)	(210,157)
PIS/COFINS over financial income	(118,311)	(88,897)	(35,791)	(32,816)
Other financial expenses	(390,598)	(285,832)	(59,229)	(16,330)
	(4,172,151)	(3,157,128)	(2,225,772)	(1,327,951)
Others financial items, net
Foreign exchange and monetary variation, net	783,902	46,199	762,545	393,879
Gains and (losses) on exchange derivatives (*)	(48,556)	(439)	58,134	(9,960)
	735,346	45,760	820,679	383,919
	(3,436,805)	(3,111,368)	(1,405,093)	(944,032)

Financial income (expenses), net	(3,515,025)	(1,944,184)	(1,981,735)	59,980

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar - to - real NDF	176,991	37,322	14,317
Exchange rate swap Real x Dollar	(11,467)
Exchange rate swap Dollar x Euro		7,119
Interest rate swap CDI x IPCA	(257,897)	(34,920)
Exchange rate swap CDI x Dollar	43,817	(9,960)	43,817	(9,960)
	(48,556)	(439)	58,134	(9,960)

29.	SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

• Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the USA meets local market needs, import and trade of steel products. Stahlwerk Thüringen (SWT), which is based in Germany, produces long steels and is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•	Mining

131

(In thousands of reais - R$, unless otherwise stated)

This segment encompasses the activities of iron ore and tin mining.

The high-quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused on mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the lease of TECAR, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, with an installed capacity of 120 MW, located in the city of Ipuaçu – SC, leading CSN Mineração to become self-sufficient in electricity, reinforcing its industrial competitiveness through greater cost predictability and 100% renewable energy generation.

• Logistics

i. Railway

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas plant as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (Cosipa), and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession for the former Northeast Network of RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Malha I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

II. Port

The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most other Brazilian terminals.

132

(In thousands of reais - R$, unless otherwise stated)

It has cribs and a large storage area, as well as the most modern and adequate equipment, systems, and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets and, with the acquisitions made in 2022, reached its energy self-sufficiency, starting to operate in the sector as a player in the generation of electricity through the sale of its surplus.

The year 2022 marked the growth of this segment through the acquisition of relevant renewable generation assets, tripling its generation capacity, as follows:

On June 30, 2022, CSN Cimentos and CSN Energia completed the acquisition of SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW, and SHP Santa Ana, located in the municipality of Angelina – SC, with installed capacity of 6.50 MW.

On October 7, 2022, CSN Mineração and CSN Energia concluded the acquisition of the Quebra-Queixo Hydroelectric Power Plant, located in the city of Ipuaçu – SC, with an installed capacity of 120 MW.

On October 21, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of 66.23% of the shares of Companhia Estadual de Geração de Energia Elétrica – CEEE-G, with plants located in the state of Rio Grande do Sul, increasing the installed capacity of the CSN group by 746 MW. On December 22, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of Eletrobras' 32.74% interest in Companhia Estadual de Geração de Energia Elétrica – CEEE-G. This acquisition resulted in an increase of 380 MW in the installed generation capacity for CSN. As a result, Companhia Florestal do Brasil (“CFB”) now holds a total of 99% of the share capital of CEEE-G.

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,167 MW, as shown below:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% interest through ITASA's SPE, with an installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds a 17.92% stake in the consortium, with an installed capacity equivalent to its stake of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at the Presidente Vargas Steelworks with an installed capacity of 10 MW, 235 MW and 22 MW respectively, using recirculated industrial gases resulting from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with an installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the SPE de Brasil Central Energia;

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 6.5 MW, of which CSN Cimentos holds full control of the asset through direct control of the SPE of Santa Ana Energética;

6.	Quebra-Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through the direct control of the SPE CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset, through the acquisition of LafargeHolcim;

133

(In thousands of reais - R$, unless otherwise stated)
8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in the state of Rio Grande do Sul, with a platform of 15 own Hydroelectric Power Plants, wind and solar assets, in addition to minority participation in other projects, reflecting an installed capacity of 1,275 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, marketing and distribution of cement, aggregates and concrete. In the Southeast plants the slag used is the same produced by the blast furnaces of the Presidente Vargas plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding its business to new regions, and the first step was taken with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which, with operations in the Northeast region, adds 1.3 Mtpy of cement production capacity.

On September 6, 2022, CSN Cimentos made a significant advance in its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset adds 11 million tons of cement production capacity, in addition to contributing new business to the current portfolio: Aggregates and Concrete. With all operations combined, CSN's Cement segment is currently the second largest in Brazil, in terms of effective production capacity, totaling 17 million tons.

The cement plants are located in the states of Minas Gerais (Arcos, Pedro Leopoldo, Barroso and Montes Claros), Rio de Janeiro (Volta Redonda, Cantagalo and Rio de Janeiro), Paraíba (Alhandra and Caaporã), Espírito Santo (Vitória), Bahia (Candeias), Goiás (Cocalzinho de Goiás) and São Paulo (Sorocaba). The production process basically involves grinding the main raw materials, which include clinker, limestone, gypsum and slag.

The sites are divided into two modalities: integrated factories and mills. The integrated factories have a limestone mine and kiln for the production of clinker, they are: Arcos, Barroso, Pedro Leopoldo, Montes Claros, Alhandra, Caaporã and Cantagalo. The mills, however, do not produce their own clinker, they are supplied with our own clinker (transfer between plants) and/or third-party sources, namely: Volta Redonda, Rio de Janeiro, Vitória, Candeias, Cocalzinho and Sorocaba.

Currently, the company serves the cement market with a broad portfolio of products suitable for both the technical segment and the distribution market, in accordance with ABNT NBR 16697. Cement is marketed in both bagged and bulk form.

In addition to the operations above, CSN Cimentos also owns two electricity generation assets acquired on June 30, 2022: SHP Santa Ana, located in the municipality of Angelina - SC, with an installed capacity of 6.50 MW, and SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

134

(In thousands of reais - R$, unless otherwise stated)
								12/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Cost of sales and services (note 26)	(23,256,319)	(7,105,424)	(220,491)	(1,507,028)	(287,340)	(1,974,415)	3,297,001	(31,054,016)
Gross profit	6,084,692	5,419,707	87,508	804,726	5,695	845,136	60,640	13,308,104
General and administrative expenses (note 26)	(1,314,352)	(352,152)	(32,976)	(153,294)	(43,786)	(386,230)	(967,147)	(3,249,937)
Other operating (income) expenses, net (note 27)	(777,976)	(449,871)	(14,353)	33,927	39,376	(105,018)	(1,380,707)	(2,654,622)
Equity in results of affiliated companies (note 10)							237,917	237,917
Operating result before Financial Income and Taxes	3,992,364	4,617,684	40,179	685,359	1,285	353,888	(2,049,297)	7,641,462

Sales by geographic area
Asia		9,514,509					826,723	10,341,232
North America	2,018,046							2,018,046
Latin America	382,128							382,128
Europe	6,351,536	1,310,571						7,662,107
Others	1,066							1,066
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Total	29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120

								12/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Cost of sales and services (note 26)	(20,081,043)	(7,705,835)	(220,494)	(1,266,112)	(146,349)	(892,900)	4,475,259	(25,837,475)
Gross profit	10,010,405	10,337,551	90,546	573,195	76,436	537,250	449,182	22,074,564
General and administrative expenses (note 26)	(1,158,748)	(351,371)	(33,853)	(135,091)	(32,083)	(190,986)	(1,057,314)	(2,959,446)
Other operating (income) expenses, net (note 27)	(405,018)	(287,744)	(8,290)	58,253	41,337	(63,631)	1,907,433	1,242,340
Equity in results of affiliated companies (note 10)							182,504	182,504
Operating result before Financial Income and Taxes	8,446,639	9,698,436	48,403	496,357	85,690	282,633	1,481,805	20,539,962

Sales by geographic area
Asia		12,627,913					1,058,078	13,685,991
North America	2,275,612							2,275,612
Latin America	355,912							355,912
Europe	6,059,606	2,301,088						8,360,694
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Total	30,091,448	18,043,386	311,040	1,839,307	222,785	1,430,150	(4,026,077)	47,912,039

Accounting Policy

An operating segment is a component of the Group committed to the business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Group. All results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

30.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary and social security benefits. On December 27, 1995, the then Supplementary Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective as of that date, called the Supplementary Benefit Mixed Plan (“Mixed Plan”), structured under the form of a variable contribution plan, which has been closed to new members since September 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the form of defined contribution, also created in September 2013.

135

(In thousands of reais - R$, unless otherwise stated)

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2022 and 2021, CBS held 3,486,252 CSN common shares. The entity’s total guarantee resources totaled R$5.9 billion as of December 31, 2022 (R$5.8 billion as of December 31, 2021). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, these funds invest primarily in securities in Brazil.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial and actuarial balance, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2019, 2020, 2021 and 2022), there was no need to pay installments by CSN, since the benefit plans presented actuarial gains in the year.

In August 2022, CSN Cimentos Brasil S.A. (formerly LafargeHolcim) was acquired and, consequently, Plano Mauá Prev was introduced in the Group.

CSN Cimentos Brasil also sponsors the Mauá Prev Retirement Plan for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. The following tables present a summary of the components of the net defined benefit expense of Mauá Prev recognized in the income statement, as well as the capitalization status and amounts subject to recognition in the balance sheet as at December 31, 2021 and 2020.

30.a)	Description of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966 and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant retired by the Official Social Security and also guarantees the payment of savings, death, and monetary assistance. This plan was discontinued on October 31, 1977 when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 salaries of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was discontinued on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness/accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what has been accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was discontinued on September 16, 2013, when the CBS Prev plan came into effect.

CBS Prev Plan

136

(In thousands of reais - R$, unless otherwise stated)

On September 16, 2013, the new CBS Prev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive part in cash (up to 25%) and the remaining balance through monthly income for a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the Mixed Supplementary Benefit Plan was discontinued for the entry of new participants as of September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (formerly LafargeHolcim) acquired in 2022, and sponsors the Mauá Prev Retirement Plan, for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. Additionally, the Company has recorded in a collective agreement in some of its plants commitments related to the bonus, due on the occasion of the retirement of the employee by the Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts subject to recognition in the balance sheet.

30.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investments of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan's assets and liabilities, based on the ALM (Asset Liability Management) study, which considers the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established in CGPC resolution No. 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661/18, published by the National Monetary Council (“CMN”).

30.c)	Employee benefits

The actuarial calculations are updated at the end of each year, by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) – Employee benefits and IAS 19 – Employee benefits.

				Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(35,477)	(59,111)
Post-employment healthcare benefits			537,290	584,288
	(35,477)	(59,111)	537,290	584,288

				Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(28,072)	(47,350)
Post-employment healthcare benefits			537,290	584,288
	(28,072)	(47,350)	537,290	584,288

The reconciliation of assets and liabilities of employee benefits is presented below:

137

(In thousands of reais - R$, unless otherwise stated)
	12/31/2022	12/31/2021
Present value of defined benefit obligation	3,110,848	3,151,609
Fair value of plan assets	(3,572,869)	(3,584,244)
Deficit(Surplus)	(462,021)	(432,635)
Restriction to actuarial assets due to recovery limitation	426,544	373,524
Liabilities (Assets), net	(35,477)	(59,111)

The change in the present value of the defined benefit obligation is shown below:

	12/31/2022	12/31/2021
Present value of obligations at the beginning of the year	3,151,609	3,645,822
Consolidation of CSN Cimentos Brasil	67,640
Cost of service	1,225	1,253
Interest cost	324,041	231,009
Participant contributions made in the year	1,382	1,398
Benefits paid	(310,471)	(283,393)
Actuarial loss/(gain)	(124,578)	(444,480)
Present value of obligations at the end of the year	3,110,848	3,151,609

The change in the fair value of the plan’s assets is shown below:

	12/31/2022	12/31/2021
Fair value of plan assets at the beginning of the year	(3,584,244)	(3,766,193)
Consolidation of CSN Cimentos Brasil	(63,292)
Interest income	(369,488)	(238,534)
Benefits Paid	310,471	283,393
Participant contributions made in the year	(1,382)	(1,398)
Employer contributions made in the year	(144)
Return on plan assets (less interest income)	135,210	138,488
Fair value of plan assets at the end of the year	(3,572,869)	(3,584,244)

The composition of the amounts recognized in the income statement is shown below:

	12/31/2022	12/31/2021
Cost of current service	1,225	1,253
Interest cost	324,041	231,009
Expected return on plan assets	(369,488)	(238,534)
Interest on the asset ceiling effect	39,416	11,985
Total costs / (income), net	(4,806)	5,713

The (cost)/income is recognized in the income statement in other operating expenses.

The movement of actuarial gains and losses is shown below:

	12/31/2022	12/31/2021
Actuarial losses and (gains)	(124,578)	(444,480)
Return on plan assets (less interest income)	135,210	138,489
Change in the asset’s limit (excluding interest income)	13,604	175,440
Total cost of actuarial losses and (gains)	24,236	(130,551)

The breakdown of actuarial gains and losses is shown below:

	12/31/2022	12/31/2021
Loss due to change in financial assumptions	(204,485)	(647,564)
Loss due to experience adjustments	79,907	203,084
Return on plan assets (less interest income)	135,210	138,489
Change in the asset’s limit (excluding interest income)	13,604	175,440
Actuarial losses and (gains)	24,236	(130,551)
138

(In thousands of reais - R$, unless otherwise stated)

The main actuarial assumptions used were as follows:

	12/31/2022	12/31/2021
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 6.14%	Millennium Plan: 10.71%
	Plan 35%: 6.10%	Plan 35%: 10.53%
	Supplementation : 6.10%	Supplementation : 10.54%
Mauá Prev: 6.10%
Inflation rate	5.31%	5.03%
Nominal salary increase rate	1.00%	6.08%
Nominal benefit increase rate	5.31%	5.03%
Rate of return on investments	Millennium Plan: 6.14%	Millennium Plan: 10.71%
	Plan 35%: 6.10%	Plan 35%: 10.53%
	Supplementation : 6.10%	Supplementation : 10.54%
Mauá Prev: 6.10%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
Mauá Prev: AT-2000 segregated by gender
	Plan 35%: Light Medium	Plan 35%: Light Medium
Disability table	Supplementation: Not applied	Supplementation: Not applied
	Millennium Plan: Prudential (Ferr Apos) unaggravated by 10%	Millennium Plan: Prudential - 10%
Mauá Prev: Mercer Disability
Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
Mauá Prev: IAPB-57
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Null for 35% Plans and Supplementation	Null for 35% Plans and Supplementation
Maua Prev: up to 10 minimum wages 20%, up to 20 minimum wages 15% and above 20 minimum wages 10%
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan Mauá Prev
Longevity at age of 65 for current participants	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022
Male	18.38	18.38	18.75	18.75	21.47	21.47	22.17
Female	18.38	18.38	21.41	21.41	23.34	23.34	19.55

Longevity at age of 65 for current participants who are 40
Male	40.15	40.15	40.60	40.60	44.07	44.07	40.15
Female	40.15	40.15	44.41	44.41	46.28	46.28	45.30

Allocation of plan assets:

		12/31/2022		12/31/2021
Variable income	193,948	5.43%	195,032	5.44%
Fixed income	3,106,206	86.94%	3,127,736	87.26%
Real estate	207,223	5.80%	190,474	5.31%
Others	65,492	1.83%	71,002	1.98%
Total	3,572,869	100.00%	3,584,244	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates ("CDI") and National Treasury Bills (“NTN-B”).

139

(In thousands of reais - R$, unless otherwise stated)

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2022 was R$1,616 (R$2,032 as of December 31, 2021).

30.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2023.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$19,295 will be paid in 2023 for the defined contribution portion and R$1,366 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2021 is shown below:

		12/31/2022
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(13,628)	14,646
Effect on present value of obligations	(116,302)	124,915

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	116	(108)
Effect on present value of obligations	1,148	(1,081)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,728	(1,728)
Effect on present value of obligations	14,713	(14,713)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,572	(8,681)
Effect on present value of obligations	72,993	(73,913)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2022	2021
Year 1	331,781	303,855
Year 2	309,844	289,600
Year 3	301,196	282,546
Year 4	293,367	275,174
Year 5	284,533	267,521
Next 5 years	1,286,222	1,220,994
Total forecast payments	2,806,943	2,639,690

140

(In thousands of reais - R$, unless otherwise stated)

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2022	12/31/2021
Present value of obligations	537,290	584,288
Liabilities	537,290	584,288

The reconciliation of health benefit liabilities is as follows:

	12/31/2022	12/31/2021
Actuarial liability at the beginning of the year	584,288	678,880
Expenses recognized in income for the year	57,926	42,355
Sponsor’s contributions transferred in prior year	(62,213)	(73,324)
Recognition of actuarial loss/(gain)	(42,711)	(63,623)
Actuarial liability at the end of the year	537,290	584,288

The actuarial gains and losses recognized in equity are as follows:

	12/31/2022	12/31/2021
Actuarial gain (loss) on obligation	(42,711)	(63,623)
Gain/(loss) recognized in shareholders' equity	(42,711)	(63,623)

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2022	12/31/2021
Longevity at age of 65 for current participants
Male	20.24	20.24
Female	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74
Female	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2022	12/31/2021
Biometric and Demographic
General mortality table	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	6.10%	10.55%
Inflation	5.31%	5.03%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0,5% - 3,00% real a.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1,084.14	1,011.42

141

(In thousands of reais - R$, unless otherwise stated)

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2021 is as follows:

		12/31/2022
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	489	(529)
Effect on present value of obligations	(17,379)	18,672

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,923	(4,334)
Effect on present value of obligations	41,959	(36,932)

	Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	3,755	(3,556)
Effect on present value of obligations	32,004	(30,305)

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2022	12/31/2021
Year 1	67,596	65,814
Year 2	64,264	63,130
Year 3	60,913	60,377
Year 4	57,523	57,534
Year 5	54,116	54,598
Next 5 years	220,269	227,587
Total forecast payments	524,681	529,040

Accounting Policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

In the defined benefit plan, obligations are assessed annually by independent actuaries, the unit credit method is used in the calculation, the assumptions for the calculation include biometric, demographic, financial and economic assumptions. The discount rate is applied to define the present value of the defined benefit obligations, the fair value of the assets is also determined. The amount recognized in the Company’s balance sheet is the net of obligations after the discount rate less the fair value of the assets.

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total amount of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans are recognized immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

142

(In thousands of reais - R$, unless otherwise stated)

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employees’ profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

31.   COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2022 and 2021, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2021	2022	2023	2024	2025	After 2015	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,351,564	1,568,658	1,621,040	1,645,983	1,658,897	1,306,279	6,232,199
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,546,308	2,191,442	1,618,085	1,423,546	330,600	740,584	4,112,815
Processing of slag generated during pig iron and steel production.	73,983	84,140	54,163	8,024			62,187
Manufacturing, repair, recovery and production of ingot casting machine units.	3,499
Oil Storage and Handling	2,489	2,567	2,893	723			3,616
Labor and consultancy services	33,375	33,300	33,712	33,712	26,089	130,443	223,956
	3,011,218	3,880,107	3,329,893	3,111,988	2,015,586	2,177,306	10,634,773

31.b)	Projects and other commitments

• Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 48% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

After extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, on December 23, 2022, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape (SPS), which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029. This act also ended the discussion of the administrative procedure for expiry recommendation, which was being processed by the National Ground Transportation Agency (“ANTT”).

The Company expects that the investments will allow Transnordestina Logística S.A. (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced, “Phase I” has been concluded in the stretch from the state of Piauí to the city of São Miguel do Fidalgo and the superstructure and infrastructure works in the stretch from the state of Ceará are in progress.

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), in July 2022, the Company filed the request for an Early Extension of the concession contract for additional 30 years, which is based on compliance with legal requirements and the goals established by ANTT regarding production volume and safety. Thus, despite the existence of an administrative procedure by ANTT which, in 2013, resulted in the recommendation of expiry of the concession contract, there was a decision issued on 12/13/2022 by the Court of Auditors - TCU, Judgment 2769/2022, which determined that ANTT and Ministry of Infrastructure, subject to their respective competences, adopt measures with a view to the definitive solution of the Concession Contract for the network granted to FTL. Therefore, in view of the positive environment of negotiations for the concession contract, as well as the growth of FTL, with the achievement of production records and Ebitda, the company considers the Early Extension of the concession contract probable in order to definitively resolve the aforementioned contractual issues.

143

(In thousands of reais - R$, unless otherwise stated)

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverages of these policies include: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Civil Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2022, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from July 1, 2022, to June 30, 2023. Under the policy, the Maximum Indemnity Limit is US$600 million for the locations with Company activities combined for Property Damage and Loss of Profits. Under the policy, the Company assumes a deductible of US$385 million for property damage and 45 days for loss of profits. The policy’s maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, in view of their nature, are not part of the scope of the audit of these financial statements, and consequently, they have not been audited by our independent auditors.

33.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Income tax and social contribution paid	3,100,349	3,062,047	275,760	445,136
Addition to PP&E with interest capitalization (notes 11 and 28)	135,242	87,414	40,804	23,142
Remeasurement and addition – Right of use (note 11 i)	125,946	171,215	2,501	(219)
Addition to PP&E without adding cash	60,329	69,788
Capitalization in subsidiaries without cash	367,000
	3,788,866	3,390,464	319,065	468,059
34.	STATEMENT OF COMPREHENSIVE INCOME

144

(In thousands of reais - R$, unless otherwise stated)

35.	SUBSEQUENT EVENTS

•	Advances from customers

On January 16, 2023, the subsidiary CSN Mineração concluded the negotiations for a long-term iron ore supply contract entered into with an international trading company. The transaction involves a cash advance in the amount of US$500 million referring to a contract for the supply of approximately 13 million tons of iron ore, to be executed within a period of four years, whose advance receipt will occur when certain conditions precedent, usual for this type of transaction, are fulfilled.

•	Decision handed down by the Federal Supreme Court (STF) on res judicata in tax matter

On February 8, 2023, the Federal Supreme Court (STF) concluded the judgment of Matters 881 and 885, in the sense that a final individual decision on taxes collected on a continuous basis loses its effects from a decision of the Court contrary to that of the STF, handed down in notice of claim of unconstitutionality or binding effects. Based on the position of the STF and official Memorandum 1/2023, issued by the Brazilian Securities and Exchange Commission (CVM), the company and the external legal advisors assessed the issue and the impacts on its contingencies and, based on the advisors' information, informs that at this time no claims have been identified that could have an impact on its financial statements.

145

(In thousands of reais - R$, unless otherwise stated)

11.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)	Projection object.

The Company estimates the following variables below:

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

Estimates replaced in the last 3 fiscal years:

CSN replaced in Dec/20 the projection of reaching 3.0 x to 2.5 x in the Net Debt/Adjusted EBITDA Indicator at the end of the 2020 annual Balance Sheet.

146

(In thousands of reais - R$, unless otherwise stated)

CSN replaced in Dec/20 the projection of reaching 2.5 x to 2.0 x the Net Debt/Adjusted EBITDA Indicator at the end of the annual Balance Sheet of 2021.

CSN replaced in Dec/20 the projection of reaching a Net Debt of BRL23 billion by BRL20 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of achieving a Consolidated Adjusted EBITDA of BRL9.75 billion by BRL11.2 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection to achieve a Mining segment EBITDA of BRL7.3 billion by BRL7.65 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Steel segment EBITDA of BRL1.6 billion by BRL2.3 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Consolidated CAPEX of BRL1.5 billion for BRL1.6 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the estimated iron ore production volume in 2020 of 33Mton, against previous expectation of 33-36Mton.

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6.100 million between 2021-2025.

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2021

147

(In thousands of reais - R$, unless otherwise stated)

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

2022

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The volume of ore production was impacted by above-normal rainfall in the Company's operations, which affected the mining and transportation capacity of the ore, and the ramp-up of projects connected to the Central Plant (CMAI 3, spirals, and regrinding).

The increase in Capex expenditures, which were above expectations, mainly occurred in the fourth quarter with the integration of Cimentos Brasil's operations.

The increase in net debt, in millions of reais, compared to the guidance, was mainly caused by large cash expenditures related to the Company's acquisitions, with the aim of diversifying its business portfolio.

c) as of projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

148

(In thousands of reais - R$, unless otherwise stated)

Monitoring and changes in projections disclosed

Replaced estimates:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

149

(In thousands of reais - R$, unless otherwise stated)

Independent auditor's report on the individual and consolidated financial statements

To the Board of Directors and Shareholders

Companhia Siderúrgica Nacional

São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional. (the "Company"), identified as Parent and Consolidated, respectively, which comprise the balance sheet as on December 31, 2022 and the related statements of income, comprehensive income, changes in equity and cash flow for the year then ended, as well as the corresponding notes to the financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as at December 31, 2022, the individual and consolidated financial performance of its operations and its individual and consolidated cash flows for the year ended on the date aforementioned, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters (KAM) are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

150

(In thousands of reais - R$, unless otherwise stated)

Business combination (Note No. 3)
Reason why it is a KAM	How the matter was addressed in the audit

During the year 2022, as shown in Note 3, the Company, through its subsidiaries, completed the acquisition of control over the following companies: Lafarge Holcim (Brazil) S.A., Companhia Estadual de Energia Elétrica “CEEE-G”, Companhia Energética Chapecó, Metalúrgica Iguaçu S.A., Santa Ana Energética S.A., and Topázio Energética S.A.

The business combinations carried out resulted in the determination of goodwill, as well as the measurement and recognition of assets acquired and liabilities assumed at their fair value, and involved significant managerial judgments, in addition to the application of relevant estimates, fundamentally involving subjective data and assumptions, which may significantly impact the measurement of assets acquired, liabilities assumed and, consequently, the value of goodwill calculated on the acquisitions.

Thus, this topic was considered a key audit matter.

Our audit procedures included, among others:

•    Reading the main agreements and contracts related to the acquisitions, as well as the corporate acts and approvals of the regulatory bodies that led management to decide on the effective date of the acquisition;

•    Understanding of the processes established by management, including the completeness and integrity of the database and the calculation models to determine the values and measure the assets acquired and liabilities assumed when accounting for the acquisition;

•    Assessing the competence and objectivity of external experts hired by management and, along with our experts, we adopted the following procedures:

-       Assessment of the consistency between the methodology used by management and the methods employed in the market, in accordance with the circumstances and the purpose of the assessment;

-       Observation and challenge on the reasonableness of the main assumptions adopted in identifying the measurement of the fair values of the assets acquired and liabilities assumed in the acquisition, comparing them with historical information available or with observable data from the market and/or within the same segment;

-       Assessment of whether the model prepared by management was logically coherent and arithmetically consistent; and verification of the main accounting and tax impacts of measuring the fair value of the assets acquired and liabilities assumed in the business combination, as well as evaluating the disclosures by management in the financial statements.

Based on the procedures performed, we consider the methodology, judgments exercised, estimates and assumptions used for the accounting and disclosure of the business combination in the context of the individual and consolidated financial statements taken as a whole to be reasonable.

151

(In thousands of reais - R$, unless otherwise stated)

Recoverable amount of investment in a jointly owned subsidiary (Note No. 10.e)
Reason why it is a KAM	How the matter was addressed in the audit

The Company holds an investment in the jointly-owned subsidiary Transnordestina Logística S.A. (TLSA) as at December 31, 2022, including a gain on loss of control, in the amount of 1,844 million BRL, with a recoverable value to be assessed on an annual basis, as required by the standard NBC TG 01(R4) – Asset impairment. As mentioned in the aforementioned note, the jointly owned subsidiary undergoes an impairment test, which involves a high degree of subjectivity and judgment on the part of management, based on the discounted cash flow method, considering several assumptions, such as the discount rate, the inflation forecast, economic growth, among others.

The Company, as an investor, also performed the impairment test through a method that takes into account the ability of the investee to distribute dividends, known as the Dividend Discount Model, a model according to which the flow of dividends discounted to present value is taken into account, using the cost of equity capital, in addition to other metrics and risk factors that increase the discount rate used.

As such, this matter was considered in the audit for the current year as a risk area due to the uncertainties inherent to the process of determining the estimates and judgments involved in the preparation of future cash flows and dividend flows discounted at present value, such as forecasts of market demand, operating margins, and discount rates, which can significantly change the expected realization of the asset.

Our audit procedures included, among others:

•    Evaluation of the design of the internal control structure implemented by management related to the analysis of the recoverable amount;

•    Examination of the technical study prepared by management, with the assistance of our experts, in order to verify the reasonableness of the model and methodology, the consistency of the data and the assumptions used in the assessment by management;

•    Analysis of the reasonableness of the mathematical calculations included in the technical study;

•    Updates and inquiries to the Company's management and TLSA's executives on the progress of negotiations for the release of financial resources by the controlling shareholders for the resumption of works and the release of funds provided by entities and companies related to the Federal Government;

•    Analysis of the disclosures required in the individual and consolidated financial statements, as well as whether they are consistent with the information and statements obtained from management.

Based on the evidence obtained through the procedures that were performed, we consider that the assumptions and methodologies used by the Company to assess the recoverable value of mentioned assets are reasonable, with the information presented in the individual and consolidated financial statements being consistent with the information analyzed in our audit procedures.

Other matters

Value Added Statement

The individual and consolidated Value Added Statements (DVA), for the year ended December 31, 2022, prepared under the responsibility of the company’s management and disclosed as supplemental information for IFRS purposes, were submitted to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assessed whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in standard NBC TG 09 – “Statement of Value Added”. In our opinion, these statements of value added have been properly prepared in all material respects, in accordance with the criteria established in this standard, and are consistent in relation of the individual and consolidated financial statements taken as a whole.

152

(In thousands of reais - R$, unless otherwise stated)

Audit of previous year financial statements

The audit of the individual and consolidated financial statements for the year ended December 31, 2021 was conducted under the responsibility of another independent auditor, who issued the auditor’s report dated March 9, 2022, without qualifying these financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company's management is responsible for the other information that comprises the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
153

(In thousands of reais - R$, unless otherwise stated)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 8, 2023.

Mazars Auditores Independentes

CRC 2SP023701/O-8 PR

Éverton Araken Paetzold

Contador CRC 1PR 047.959/O-9

154

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2022; and (iii) the Allocation of Results for 2022 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Mazars Auditores Independentes, as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting.

São Paulo, March 7, 2023.

Angelica Maria de Queiroz

Chairman

Valmir Pedro Rossi

Member

André Coji

Member”

155

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Summary Report of the Audit Committee (statutory, foreseen in specific CVM regulations)

1.	Presentation and General Information

The Audit Committee ("Committee") of Companhia Siderúrgica Nacional ("Company") has been in operation since its creation in 2005 as a statutory body to advise the Board of Directors, with operational autonomy and its own annual budget, within the best practices of corporate governance.

Formed by 3 (three) independent members who are also members of the Board of Directors, with a management term of 2 (two) years and allowed re-election. Currently, the Committee is composed by Mr. Yoshiaki Nakano, Antonio Bernardo Vieira Maia, and Miguel Ethel Sobrinho, with Mr. Yoshiaki Nakano appointed as the President of the Committee.

Among its main responsibilities, the Committee monitors and controls the financial statements quality, internal controls, risk management and compliance, complaints made through its reporting channels, evaluates the performance, independence and quality of work and results of independent auditing firms, as well as internal auditing and investigations, in addition to other responsibilities provided by its own internal regulations.

To carry out its work, the Committee relies on information received from Management, independent auditors, internal audit, risk management, internal controls and compliance, reporting channels, and, whenever necessary, other areas of the Company, such as legal, sustainability, IT, human resources, among others.

The audit of the Company's financial statements, for CVM fillings, is in the responsibility of Mazars Auditores Independentes ("Mazars"). And Grant Thornton Auditores Independentes Brasil ("GT") is responsible for conducting the SEC audit, as well as for auditing the financial statements of all its subsidiaries, affiliates, joint ventures, and controlled companies whose accounts are included or reflected in the Company's consolidated financial statements, in accordance with applicable standards. Mazars is also responsible for the special review of quarterly reports (ITRs). The independent auditors' report reflects the result of their verifications, with the presentation of their opinions on the reliability of the fiscal year´s financial statements in accordance with Brazilian accounting practices, International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), CVM standards, and provisions of Brazilian corporate law. Regarding the exercise ended on December 31, 2022, Mazars issued a report on March 8, 2023, containing an unmodified opinion.

The Company also has a Department of Internal Audit, Risks and Compliance, which is responsible for verifying compliance with policies and procedures determined by the Company's management and Code of Ethics, as well as for assessing the main risks to which the Company is exposed and the controls used to mitigate such risks. The progress of the work is periodically monitored by the Committee.

2.	Committee activities

During the year 2022, the Committee met 13 (thirteen) times. Among the activities carried out and issues discussed during this period, the following are noteworthy:

•	Assessment results of the bidding process for the hiring of independent auditing services for the years 2022, 2023, and 2024, and recommendation to the Board of Directors to hire (i) Mazars Auditores Independentes as the independent auditor of the Company, exclusively to carry out the audit of its financial statements for filing with the CVM, as well as of the subsidiary FTL - Ferrovia Transnordestina Logística S.A.; and (ii) Grant Thornton Auditores Independentes as the independent auditor of the Company, exclusively to carry out the audit for SEC purposes, as well as to carry out the financial statements´ audit of all its subsidiaries, affiliates, and joint ventures, whose accounts are included or reflected in the Company's consolidated financial statements.

•	Periodic monitoring of compliance with the Code of Ethics and reporting channel, procedures adopted by the Company for handling the complaints received, as well as assessment of investigations results into the main complaints.

•	Approval and monitoring of the Annual Work Program of the internal audit and its execution, the adequacy of the internal audit structure, as well as monitoring the main audit points identified and the action plans/ remedial measures adopted by Management.

•	Monitoring the process of preparing the quarterly information and financial statements of the Company for the financial year ended on December 31, 2022, the Management Report, and the Results Releases.

•	Holding meetings with the Company's Independent Auditors, Mazars Auditores Independentes, to discuss the Quarterly Information, to analyze and monitor the annual planning of the external audit work and its independence, as well as to become aware of the audit report, containing the opinion on the financial statements for the fiscal ended on December 31, 2022.
156

(In thousands of reais - R$, unless otherwise stated)

•	Holding meetings with Grant Thornton Independent Auditors to discuss the audit for SEC purposes and the audit of the financial statements of subsidiaries, affiliates, joint ventures, and controlled entities whose accounts are included or reflected in the consolidated statements of the Company. Also monitoring the annual work planning of GT and their independence.

•	Monitoring the risks and effectiveness of internal controls, as well as action plans/improvement processes, and monitoring fraud risks based on statements and meetings with the Internal Audit, Risks, and Compliance Board, and independent auditors.

•	Monitoring activities related to the certification process of internal controls (Sarbanes-Oxley Act - Section 404), reviewing the report with the results of independent tests carried out during this process, and monitoring the certification work carried out by independent auditors.

•	Monitoring and discussing the General Risk Analysis and the methodology used for risk management and results obtained, presented and developed by the corporate risk management team.

•	Monitoring the Compliance Program.

•	Reviewing the Reference Form before its filing with the Brazilian Securities Commission (CVM).

•	Reviewing and discussing with management and independent auditors about Form 20-F.

•	Conducting self-evaluation to identify improvement opportunities.

•	Approving its budget and defining the thematic meeting calendar for 2023.

•	The Committee also met during the last fiscal year with various areas of the Company to discuss and monitor the main issues related to dam safety, sustainability, TECAR leasing, LGPD, major litigation processes, and the Company's contingencies.

3.	Main Conclusions and Recommendations

The Committee considered the information received regarding the adequacy and integrity of internal controls, responsible for the generation of financial statement information, to be satisfactory, and no cases of conflicts related to financial statements, or the application of generally accepted accounting principles were reported or identified.

The Committee did not identify any event or situation that could affect the independence or objectivity of the independent auditors, considering the information provided by Mazars and Grant Thornton Brazil to be satisfactory and sufficient.

In the exercise of its functions and legal responsibilities, and in accordance with the Internal Regulations, the Committee analyzed the financial statements accompanied by the audit report with the independent auditors´ opinion, the annual report of the management, and the proposal for the allocation of results, referring to the fiscal year ended December 31, 2022. Considering the information provided by the Company's management and the independent auditors, who issued an unmodified opinion report on March 8, 2022, the Committee recommends, unanimously, the favorable opinion of the Company's Board of Directors regarding such documents and their submission to the deliberation of the Company´s Ordinary General Meeting to be convened.

São Paulo, March 8th, 2023.

______________________________

Yoshiaki Nakano

Chairman of the Audit Committee

______________________________

Miguel Ethel Sobrinho

Member

______________________________

Antonio Bernardo Vieira Maia

Member

157

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Opinion or Summary Report, if any, of the Audit Committee

(statutory or not)

The Audit Committee ("Committee") of Companhia Siderúrgica Nacional ("Company"), in the exercise of its legal responsibilities and duties as provided in the Internal Regulations, reviewed and evaluated the Company's Financial Statements, along with the Independent Auditors' Report and the Management Report for the fiscal year ended on December 31, 2022 ("2022 Financial Statements").

The Committee met with representatives from Mazars Auditores Independentes, who reported on the audit´s finalization process for the 2022 Financial Statements.

After reviewing and discussing the 2022 Financial Statements and the Annual Management Report, the Committee concluded that these documents, in all their relevant aspects, are adequately presented and can be forwarded to the Board of Directors for subsequent submission to the Company's Ordinary General Meeting of Shareholders for deliberation.

São Paulo, March 8, 2023.

Yoshiaki Nakano

Effective Member

Antonio Bernardo Vieira Maia

Effective Member

Miguel Ethel Sobrinho

Effective Member

158

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended December 31,2022.

São Paulo, March 08, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

159

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended December 31,2022.

São Paulo, March 08, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.